Registration Statement No. 000-55991

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number

PETROTEQ ENERGY INC.

(Exact Name of Registrant)

Ontario	15165 Ventura Blvd., #200 Sherman Oaks, California 91403
(Jurisdiction of Incorporation or Organization)	(Address of principal executive offices)

Mr. David Sealock

15165 Ventura Blvd., #200

Sherman Oaks, California 91403

(800) 979-1987

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Leslie Marlow, Esq.

Hank Gracin, Esq.

Gracin & Marlow, LLP

The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act. Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report.

The number of common shares outstanding, as of September 30, 2018 is 88,215,263.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes  ☐  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐  Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐  Accelerated filer ☒ Non-accelerated filer ☒ Smaller reporting company ☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐  Yes  ☒ No

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ii

INTRODUCTION

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this registration statement on Form 20-F, the statements contained in this registration statement on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this registration statement, include, but are not limited to the validation of and commercial viability of our Extraction Technology (defined below); the environmental friendliness of the Extraction Technology; the bbl/d capacity of the Extraction Technology; the schedule for certain events to occur and full scale production to commence; capital efficacy and economics of the Extraction Technology; potential of our properties to contain reserves; our ability to meet our working capital needs; the plans, costs, timing and capital for future exploration and development of our property interests, including the costs and potential impact of complying with existing and proposed laws and regulations; management’s outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; prices and price volatility for oil and gas; and general business and economic conditions. We remind investors that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. Please see the Risk Factors section that appears in Item 3.D. under the heading “Key Information –Risk Factors.”

Inherent in forward-looking statements are risks, uncertainties and other factors beyond our ability to predict or control. These risks, uncertainties and other factors include, but are not limited to, oil and gas reserves, price volatility, changes in debt and equity markets, timing and availability of external financing on acceptable terms, the uncertainties involved in interpreting geological data and confirming title to properties, the possibility that future exploration results or the validation of technology will not be consistent with our expectations, increases in costs, environmental compliance and changes in environmental and other local legislation and regulation, interest rate and exchange rate fluctuations, changes in economic and political conditions and other risks involved in the oil and gas industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this registration statement. Such statements are based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for our exploration and development activities; operating and exploration costs; our ability to retain and attract skilled staff; timing of the receipt of regulatory and governmental approvals for exploration and production projects and other operations; market competition; and general business and economic conditions.

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PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

For the names and functions of our directors and senior management, see Item 6.A under the heading “Directors, Senior Management and Employees –Directors and Senior Management” and Item 6.C under the heading “Directors, Senior Management and Employees –Board Practices.” The business address of our directors and senior management is 15165 Ventura Blvd, #200, Sherman Oaks, California 91403.

B. Advisers

Our principal United States legal advisers are Gracin & Marlow, LLP, located in the United States at The Chrysler Building, 26th Floor, 405 Lexington Avenue, New York, New York 10174, United States and our principal Canadian legal advisers are DLA Piper (Canada) LLP located in Canada at 1 First Canadian Place, Suite 6000, 100 King Street West, Ontario M5X 1E2.

C. Auditors

Hay & Watson, whose address is 900-1450 Creekside Drive, Vancouver, British Columbia V6J 5B3, is our current independent registered public accounting firm and audited our financial statements for the fiscal years ended August 31, 2017, 2016 and 2015. Hay & Watson has been our auditor since 2012. Hay & Watson are chartered professional accountants from Vancouver, British Columbia.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables present our selected consolidated financial data as of the dates and for the periods indicated. We derived the selected consolidated statements of operations and comprehensive loss data for the years ended August 31, 2017 and 2016 and the selected consolidated balance sheet data as of August 31, 2017 and 2016, from our audited consolidated financial statements included elsewhere in this registration statement. We derived the selected consolidated statement of operations and comprehensive loss data for the three and nine months ended May 31, 2018 from the condensed consolidated interim financial statements for the three and nine months ended May 31, 2018 and the selected balance sheet data as of May 31, 2018 from our unaudited consolidated financial statements included elsewhere in this registration statement. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), which includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the IFRS Interpretations Committee. Our historical results are not necessarily indicative of our future results.

You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this registration statement and the information in “Item 5. Operating and Financial Review and Prospects.”

Our functional currency is the U.S. Dollar.

2

The following selected financial information, for the annual periods as shown in the table, was prepared in accordance with IFRS:

Consolidated Statement of Operations and Comprehensive Loss Data:

Year ended	Nine Months Ended May 31, 2018 ($)	August 31, 2017 ($)	August 31, 2016 ($)	August 31, 2015 ($)	August 31, 2014 ($)	August 31, 2013 ($)

Total revenues from continuing operations	Nil	Nil	204,735	Nil	Nil	Nil
Total revenues from discontinued operations	Nil	Nil	Nil	116,697,604	451,837,071	431,932,384

(Income) loss from discontinued operations	Nil	Nil	Nil	(3,750,969)	3,657,286	22,863
Loss from continuing operations	8,557,082	7,939,643	12,091,826	3,281,765	6,477,461	11,247,677
Net (income) loss	8,557,082	7,939,643	12,091,826	(469,204)	10,134,747	11,270,540

Basic and diluted loss per share from continuing operations*	.15	0.66	4.26	1.90	4.48	8.99
Basic and diluted (income) loss per share*	.15	0.66	4.26	(0.27)	7.01	9.01

Consolidated Balance Sheet Data

	Nine Months Ended May 31, 2018 ($)	August 31, 2017 ($)	August 31, 2016 ($)	August 31, 2015 ($)	August 31, 2014 ($)	August 31, 2013 ($)

Total Assets	32,006,091	28,950,175	31,235,915	30,444,464	30,793,432	26,701,047

Total Non-Current Financial Liabilities	1,993,935	1,967,996	10,142,202	14,440,630	9,981,313	5,333,310

Cash Dividends Declared Per-Share for Each Class of Share		Nil	Nil	Nil	Nil	Nil

*	Adjusted for the 30-for-1 share consolidation which took place on May 5, 2017.

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B. Capitalization and Indebtedness

The following table presents our capitalization as of May 31, 2018 on an actual unaudited historical basis.

This table should be read in conjunction with Item 5.A. “Operating and Financial Review and Prospectus – Operating Results” and Item 5B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” as well as the consolidated financial statements and accompanying notes. There have been no material changes in capitalization and indebtedness as of May 31, 2018 except as in Item 8B below:

The following table shows our indebtedness (distinguishing between guaranteed, unguaranteed, secured and unsecured indebtedness) as of May 31, 2018 and our capitalization as of May 31, 2018.

Total Current Debt
Guaranteed	$-
Secured	684,318
Unsecured	2,226,522
$2,910,840

Total non-current debt (current portion of non-current debt)
Guaranteed	$-
Secured	328,660
Unsecured	764,472
$1,092,132

Shareholders equity
Share capital	$66,817,217
Subscription receipts	442,300
Other reserves	12,169,733
Total	$79,429,250

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risks relate specifically to our business and should be considered carefully. Our business, financial condition and results of operations could be harmed by any of the following risks. As a result, the trading price of our common shares could decline and the holders could lose part or all of their investment.

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We have a limited operating history, and may not be successful in developing profitable business operations.

Our oil extraction segment has a limited operating history. Our business operations must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil extraction business.  In May 2018 we recommenced our oil extraction activities, which is expected to be a significant source of our revenue. From 2015 until 2018, we temporarily ceased our oil extraction operations while we relocated our processing plant. For a limited period, we made sales of hydrocarbon products to customers produced at the oil extraction plant we had completed on September 1, 2015. Due to the volatility in the oil markets production ceased as we were not able to operate profitably at low volumes of output. The losses from continuing operations over the past three fiscal years are largely due to us relocating our oil extraction plant to the TMC mineral lease site. As of the date of this registration statement, we have generated limited revenue from these activities and do not anticipate generating any significant revenue from these activities until the new facility is fully operational for at least a few months, which is not expected until the last quarter of fiscal 2019.  We have an insufficient history at this time on which to base an assumption that our oil extraction business operations will prove to be successful in the long-term.  Our future operating results will depend on many factors, including:

●	our ability to raise adequate working capital;
●	the success of our development and exploration;
●	the demand for oil;
●	the level of our competition;
●	our ability to attract and maintain key management and employees; and
●	our ability to efficiently explore, develop, produce or acquire sufficient quantities of marketable gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve profitable operations in the future, we must, alone or with others, successfully manage the factors stated above, as well as continue to develop ways to enhance our processing efforts, when commenced.  Despite our best efforts, we may not be successful in our exploration or development efforts, or obtain required regulatory approvals.  There is a possibility that some, or all, of the wells in which we obtain interests may never produce oil or gas.

We have suffered operating losses since inception and we may not be able to achieve profitability.

At May 31, 2018 and August 31, 2017, we had an accumulated deficit of ($55,413,449) and ($46,856,367), respectively and we expect to continue to incur increasing expenses in the foreseeable future as we develop our oil extraction business. We incurred a net loss of ($8,557,082) and ($7,939,643), respectively as of the nine months ended May 31, 2018 and the year ended August 31, 2017.  As a result, we are sustaining substantial operating and net losses, and it is possible that we will never be able to sustain or develop the revenue levels necessary to attain profitability.

Our ability to be profitable will depend in part upon our ability to manage our operating costs and to generate revenue from our extraction operations. Operating costs could be impacted by inflationary pressures on labor, volatile pricing for natural gas used as an energy source in transportation of fuel and in oil sands processes, and planned and unplanned maintenance.

The failure to comply with the terms of our secured notes could result in a default under the terms of the note and, if uncured, it could potentially result in action against the pledged assets.

We have issued and outstanding $1,012,978 of notes and convertible notes to certain private investor which mature between January 1, 2019 and August 31, 2020 and are secured by a pledge of all of our assets.  If we fail to comply with the terms of the notes, the note holder could declare a default under the notes and if the default were to remain uncured, as secured creditors they would have the right to proceed against the collateral secured by the loans. Any action by secured creditors to proceed against our assets would likely have a serious disruptive effect on our operations.

We have limited capital and will need to raise additional capital in the future.

We do not currently have sufficient capital to fund both our continuing operations and our planned growth.  We will require additional capital to continue to grow our business via acquisitions and to further expand our exploration and development programs.  We may be unable to obtain additional capital when required.  Future acquisitions and future exploration, development, processing and marketing activities, as well as our administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require a substantial amount of additional capital and cash flow.

We may pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means.  We may not be successful in identifying suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means.  If we do not succeed in raising additional capital, our resources may not be sufficient to fund our planned operations and may force us to curtail operations or cancel planned projects.

Our ability to obtain financing, if and when necessary, may be impaired by such factors as the capital markets (both generally and in the oil and gas industry in particular), our limited operating history, the location of our oil and gas properties and prices of oil and gas on the commodities markets (which will impact the amount of asset-based financing available to us, if any) and the departure of key employees.  Further, if oil or gas prices on the commodities markets decline, our future revenues, if any, will likely decrease and such decreased revenues may increase our requirements for capital.  If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), we may be required to cease our operations, divest our assets at unattractive prices or obtain financing on unattractive terms.

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Any additional capital raised through the sale of equity may dilute the ownership percentage of our shareholders.  Raising any such capital could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity.  The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

Any additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

●	increase our vulnerability to general adverse economic and industry conditions;
●	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital, growth and other general corporate purposes; and
●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

The incurrence of additional indebtedness could require acceptance of covenants that, if violated, could further restrict our operations or lead to acceleration of the indebtedness that would necessitate winding up or liquidation of our company. In addition to the foregoing, our ability to obtain additional debt financing may be limited and there can be no assurance that we will be able to obtain any additional financing on terms that are acceptable, or at all.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.  We may also be required to recognize non-cash expenses in connection with certain securities we may issue, which may adversely impact our financial condition.

There is substantial doubt about our ability to continue as a going concern.

At May 31, 2018, we had not yet achieved profitable operations, had accumulated losses of $55,413,449 since our inception and a working capital deficit of ($4,650,914), and expect to incur further losses in the development of our business, all of which casts substantial doubt about our ability to continue as a going concern. We have incurred net losses for the past three years. As at August 31, 2017, we had an accumulated deficit of ($46,856,367) and a working capital deficit of ($4,250,552). The opinion of our independent registered accounting firm on our audited financial statements for the years ended August 31, 2017 and 2016 draws attention to our notes to the financial statements which describes certain material uncertainties regarding our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management’s plan to address our ability to continue as a going concern includes: (1) obtaining debt or equity funding from private placement or institutional sources; (2) obtaining loans from financial institutions, where possible; or (3) participating in joint venture transactions with third parties. Although management believes that it will be able to obtain the necessary funding to allow us to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.

Our ability to successfully acquire oil and gas interests, to establish reserves, and to identify and enter into commercial arrangements with customers will depend on developing and maintaining close working relationships with industry participants and our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.  These realities are subject to change and our inability to maintain close working relationships with industry participants or continue to acquire suitable property may impair our ability to execute our business plan.

To continue to develop our business, we will endeavor to use the business relationships of our management to enter into strategic relationships, which may take the form of joint ventures with other private parties and contractual arrangements with other oil and gas companies, including those that supply equipment and other resources that we will use in our business. We may not be able to establish these strategic relationships, or if established, we may not be able to maintain them.  In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to in order to fulfill our obligations to these partners or maintain our relationships.  If our strategic relationships are not established or maintained, our business prospects may be limited, which could diminish our ability to conduct our operations.

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We may not be able to successfully manage our growth, which could lead to our inability to implement our business plan.

Our growth is expected to place a significant strain on our managerial, operational and financial resources, especially considering that we currently only have a small number of executive officers, employees and advisors. Further, as we enter into additional contracts, we will be required to manage multiple relationships with various consultants, businesses and other third parties. In addition, once we commence operations at our oil extraction facility, our strain on management will further increase. These requirements will be exacerbated in the event of our further growth or in the event that the number of our drilling and/or extraction operations increases. There can be no assurance that our systems, procedures and/or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to successfully implement our business plan. If we are unable to manage our growth effectively, our business, results of operations and financial condition will be adversely affected, which could lead to us being forced to abandon or curtail our business plan and operations

Our operations are dependent upon us maintaining our mineral lease for the Asphalt Ridge Property.

TMC, our subsidiary holds a mining and mineral lease, granted by Asphalt Ridge, Inc., on the Asphalt Ridge property located in Uintah County, Utah (the “TMC Mineral Lease”). We recently moved our processing facility to a location near the site of the TMC Mineral Lease. The TMC Mineral Lease is subject to termination under various circumstances, including our non-payment of certain royalty fees as well as us not meeting certain minimum production requirements and receiving funding commitments for expanding or building additional production facilities. We currently intend to fund the expansion/ additional facilities through revenue generated from the processing facility near the site of the TMC Mineral Lease, which to date has been minimal, and/ or third party funding sources for which we currently have no commitments. If the TMC Mineral Lease were to be terminated our operations would be significantly impacted until such time that we were able to enter into a substitute lease. There can be no assurance that we could enter into a substitute lease upon favorable terms if at all or that such lease would not require us to relocate our extraction facility.

The loss of key personnel would directly affect our efficiency and profitability.

Our future success is dependent, in a large part, on retaining the services of our current management team. Our executive officers possess a unique and comprehensive knowledge of our industry, our technology and related matters that are vital to our success within the industry.  The knowledge, leadership and technical expertise of these individuals would be difficult to replace.  The loss of one or more of our officers could have a material adverse effect on our operating and financial performance, including our ability to develop and execute our long term business strategy.  We do not maintain key-man life insurance with respect to any employees. We do not have employment agreements with any of our executive officers other than our Chief Executive Officer.  There can be no assurance that any of our officers will continue to be employed by us.

In the future, we may incur significant increased costs as a result of operating as a U.S reporting company, and our management may be required to devote substantial time to new compliance initiatives.

In the future, we may incur significant legal, accounting and other expenses as a result of operating as a public company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as new rules subsequently implemented by the U.S. Securities and Exchange Commission (the “SEC”), have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we are required to perform system and process evaluation and testing on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Licenses and permits are required for our company to operate in some jurisdictions, and the loss of or failure to renew any or all of these licenses and permits or failure to comply with applicable laws and regulations could prevent us from either completing current projects or obtaining future projects, and, thus, materially adversely affect our business.

Our operations will require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities.  Our ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to change in regulations and policies and to the discretion of the applicable governments, among other factors.  Our inability to obtain, or our loss of or denial of extension of, any of these licenses or permits could hamper our ability to produce revenues from our operations.

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We may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of governmental authorities and organizations.

We are subject to various national, state, and local laws and regulations in the various countries in which we operate, including those relating to the renewable energy industry in general, and may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of governmental authorities and organizations. Moreover, the cost of compliance could be higher than anticipated. On the effective date hereof, our operations will become subject to compliance with the U.S. Foreign Corrupt Practices Act in addition to certain international conventions and the laws, regulations and standards of other foreign countries in which we operate.

In addition, many aspects of our operations are subject to laws and regulations that relate, directly or indirectly, to the renewable industry. Existing and proposed new governmental conventions, laws, regulations and standards, including those related to climate and emissions of “greenhouse gases,” may in the future add significantly to our operating costs or limit our activities or the activities and levels of capital spending by our customers. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit our operations. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations which impose substantial new regulatory requirements on our oil extraction operations could also harm our business, results of operations, financial condition and prospects.

We could be subject to litigation that could have an adverse effect on our business and operating results.

We are, from time to time, involved in litigation. The numerous operating hazards inherent in our business increase our exposure to litigation, which may involve, among other things, contract disputes, personal injury, environmental, employment, warranty and product liability claims, tax and securities litigation, patent infringement and other intellectual property claims and litigation that arises in the ordinary course of business. Our management cannot predict with certainty the outcome or effect of any claim or other litigation matter. Litigation may have an adverse effect on us because of potential negative outcomes such as monetary damages or restrictions on future operations, the costs associated with defending the lawsuits, the diversion of management’s resources and other factors.

Global political, economic and market conditions could negatively impact our business.

Our company’s operations are affected by global political, economic and market conditions. The recent economic downturn has generally reduced the availability of liquidity and credit to fund business operations worldwide and has adversely affected our customers, suppliers and lenders. Our limited capital resources have negatively impacted our activity levels and, in turn, our financial condition and results of operations. A sustained or deeper recession in regions in which we operate could limit overall demand for our renewable energy solutions and could further constrain our ability to generate revenues and margins in those markets and to grow overall.

War, terrorism, geopolitical uncertainties, public health issues, and other business interruptions have caused and could cause damage or disruption to international commerce and the global economy, and thus could have a material adverse effect on us, our suppliers, logistics providers and customers. Our business operations are subject to interruption by, among others, natural disasters (including, without limitation, earthquakes), fire, power shortages, nuclear power plant accidents, terrorist attacks and other hostile acts, labor disputes, public health issues, and other events beyond its control. Such events could decrease demand for our services and products, make it difficult or impossible for us to make and deliver crude oil and hydrocarbon products to our buyers and customers, or to receive necessary supplies from our suppliers, and create delays and inefficiencies in our supply chain. Should major public health issues, including pandemics, arise, we could be adversely affected by more stringent employee travel restrictions, additional limitations in freight services, governmental actions limiting the movement of products between regions, delays in production ramps of new products, and disruptions in the operations of our customers and suppliers. The majority of our business operations, our corporate headquarters, and other critical business operations, including suppliers and customers, are in locations that could be affected by natural disasters. In the event of a natural disaster, we could incur significant losses, require substantial recovery time and experience significant expenditures in order to resume operations.

We do not carry business interruption insurance, and any unexpected business interruptions could adversely affect our business.

Our operations are vulnerable to interruption by earthquake, fire, power failure and power shortages, hardware and software failure, floods, computer viruses, and other events beyond our control.  In addition, we do not carry business interruption insurance to compensate us for losses that may occur as a result of these kinds of events, and any such losses or damages incurred by us could disrupt our projects and our other operations without reimbursement. Because of our limited financial resources, such an event could threaten our viability to continue as a going concern and lead to dramatic losses in the value of our common shares.

8

Certain Factors Related to Oil Sands Exploration

The Nature of Oil Sands Exploration and Development involves many risks.

Oil sands exploration and development are very competitive and involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. As with any exploration property, there can be no assurance that commercial deposits of bitumen will be produced from oil sands exploration licenses and our permit lands in Utah.

The Extraction Technology has never been implemented on a large commercial basis as an oil and gas recovery technology before and our assumptions and expectations may not be accurate causing actual results of the implementation of the Extraction Technology to be significantly different form our current expectations. As a result, our operations may not generate any significant revenues from the development of the bitumen resources. In addition, there is no assurance that reserve engineers or lenders will determine that the production resulting from the application of the Extraction Technology can be used to establish reserves.

Furthermore, the marketability of any resource will be affected by numerous factors beyond our control. These factors include, but are not limited to, market fluctuations of prices, proximity and capacity of pipelines and processing equipment, equipment and labor availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, land tenure, allowable production, importing and exporting of oil and gas, land use and environmental protection). The extent of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

Supply risk is a function of the unavailability of third party bitumen, poor ore grade quality or density, unplanned mine equipment and extraction plant maintenance, storage costs and in situ reservoir and equipment performance could impact production targets. Our oil extraction activities will be dependent upon our supply of bitumen.

The viability of our business plan, business operations, and future operating results and financial condition are and will be exposed to fluctuating prices for oil, gas, oil products and chemicals.

Prices of oil, gas, oil products and chemicals are affected by supply and demand, which can fluctuate significantly. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability, or conflicts, economic conditions and actions by major oil-exporting countries. Price fluctuations can have a material effect on our ability to raise capital and fund our exploration activities, our potential future earnings, and our financial condition. For example, in a low oil and gas price environment oil sands exploration and development may not be financially viable or profitable. Prolonged periods of low oil and gas prices, or rising costs, could result in our exploration projects being delayed or cancelled, as well as the impairment of certain assets.

Environmental and regulatory compliance may impose substantial costs on us.

Our operations are or will be subject to stringent federal, provincial and local laws and regulations relating to improving or maintaining environmental quality. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault. Environmental laws also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested many years ago.

Our exploration activities and drilling programs are or will be subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, land use, protection and remediation of the environment, protection of endangered and protected species, operational safety, toxic substances and other matters. Exploration and drilling is also subject to risks and liabilities associated with pollution of the environment and disposal of waste products. Compliance with these laws and regulations will impose substantial costs on us and will subject us to significant potential liabilities. In addition, should there be changes to existing laws or regulations, our competitive position within the oil sands industry may be adversely affected, as many industry players have greater resources than we do.

We are required to obtain various regulatory permits and approvals in order to explore and develop our properties. The absence of a distinct overlying shale formation on portions of our leases may make it more difficult or costly to obtain regulatory approvals. There is no assurance that regulatory approvals for exploration and development of our properties will be obtained at all or with terms and conditions acceptable to us.

We may be exposed to third party liability and environmental liability in the operation of our business.

Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damage. We could be liable for environmental damages caused by previous owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, and the payment of such liabilities could have a material adverse effect on our financial condition and results of operations. The release of harmful substances in the environment or other environmental damages caused by our activities could result in us losing our operating and environmental permits or inhibit us from obtaining new permits or renewing existing permits. We currently have a limited amount of insurance and, at such time as we commence additional operations, we expect to be able to obtain and maintain additional insurance coverage for our operations, including limited coverage for sudden environmental damages, but we do not believe that insurance coverage for environmental damage that occurs over time is available at a reasonable cost. Moreover, we do not believe that insurance coverage for the full potential liability that could be caused by environmental damage is available at a reasonable cost. Accordingly, we may be subject to liability or may lose substantial portions of our properties in the event of certain environmental damage. We could incur substantial costs to comply with environmental laws and regulations which could affect our ability to operate as planned.

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American climate change legislation could negatively affect markets for crude and synthetic crude oil

Environmental legislation regulating carbon fuel standards in jurisdictions that import crude and synthetic crude oil in the United States could result in increased costs and/or reduced revenue. For example, both California and the United States federal governments have passed legislation which, in some circumstances, considers the lifecycle greenhouse gas emissions of purchased fuel and which may negatively affect our business, or require the purchase of emissions credits, which may not be economically feasible.

Because of the speculative nature of oil exploration, there is risk that we will not find commercially exploitable oil and gas and that our business will fail.

The search for commercial quantities of oil and gas as a business is extremely risky. We cannot provide investors with any assurance that any properties in which we obtain a mineral interest will contain commercially exploitable quantities of bitumen, oil and/or gas.  The exploration expenditures to be made by us may not result in the discovery of commercial quantities of oil and/or gas.  Problems such as unusual or unexpected formations or pressures, premature declines of reservoirs, invasion of water into producing formations and other conditions involved in oil and gas exploration often result in unsuccessful exploration efforts. If we are unable to find commercially exploitable quantities of oil and gas, and/or we are unable to commercially extract such quantities, we may be forced to abandon or curtail our business plan, and as a result, any investment in us may become worthless.

The price of oil and gas has historically been volatile.  If it were to decrease substantially, our projections, budgets and revenues would be adversely affected, potentially forcing us to make changes in our operations.

Our future financial condition, results of operations and the carrying value of any oil and gas interests we acquire will depend primarily upon the prices paid for oil and gas production. Oil and gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world geopolitical conditions. Our cash flows from operations are highly dependent on the prices that we receive for oil and gas. This price volatility also affects the amount of our cash flows available for capital expenditures and our ability to borrow money or raise additional capital. The prices for oil and gas are subject to a variety of additional factors that are beyond our control. These factors include:

●	the level of consumer demand for oil and gas;
●	the domestic and foreign supply of oil and gas;
●	the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to agree to and maintain oil price and production controls;
●	the price of foreign oil and gas;
●	domestic governmental regulations and taxes;
●	the price and availability of alternative fuel sources;
●	weather conditions;
●	market uncertainty due to political conditions in oil and gas producing regions, including the Middle East; and
●	worldwide economic conditions.

These factors as well as the volatility of the energy markets generally make it extremely difficult to predict future oil and gas price movements with any certainty. Declines in oil and gas prices affect our revenues and accordingly, such declines could have a material adverse effect on our financial condition, results of operations, our future oil and gas reserves and the carrying values of our oil and gas properties. If the oil and gas industry experiences significant price declines, we may be unable to make planned expenditures, among other things. If this were to happen, we may be forced to abandon or curtail our business operations, which would cause the value of an investment in us to decline in value or become worthless.

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Because of the inherent dangers involved in oil and gas operations, there is a risk that we may incur liability or damages as we conduct our business operations, which could force us to expend a substantial amount of money in connection with litigation and/or a settlement.

The oil and gas business involves a variety of operating hazards and risks such as well blowouts, pipe failures, casing collapse, explosions, uncontrollable flows of oil, gas or well fluids, fires, spills, pollution, releases of toxic gas and other environmental hazards and risks. These hazards and risks could result in substantial losses to us from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations. In addition, we may be liable for environmental damages caused by previous owners of property purchased and leased by us. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of our properties and/or force us to expend substantial monies in connection with litigation or settlements. There can be no assurance that our insurance in place will be adequate to cover any losses or liabilities. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and operations. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations, which could lead to any investment in us becoming worthless.

The market for oil and gas is intensely competitive, and competition pressures could force us to abandon or curtail our business plan.

The market for oil and gas exploration services is highly competitive, and we only expect competition to intensify in the future. Numerous well-established companies are focusing significant resources on exploration and are currently competing with us for oil and gas opportunities.  Other oil and gas companies may seek to acquire oil and gas leases and properties that we have targeted.  Additionally, other companies engaged in our line of business may compete with us from time to time in obtaining capital from investors.  Competitors include larger companies which, in particular, may have access to greater resources, may be more successful in the recruitment and retention of qualified employees and may conduct their own refining and petroleum marketing operations, which may give them a competitive advantage.  Actual or potential competitors may be strengthened through the acquisition of additional assets and interests.  Additionally, there are numerous companies focusing their resources on creating fuels and/or materials which serve the same purpose as oil and gas but are manufactured from renewable resources. As a result, there can be no assurance that we will be able to compete successfully or that competitive pressures will not adversely affect our business, results of operations and financial condition. If we are not able to successfully compete in the marketplace, we could be forced to curtail or even abandon our current business plan, which could cause any investment in us to become worthless.

Our estimates of the volume of recoverable resources could have flaws, or such resources could turn out not to be commercially extractable. Further, we may not be able to establish any reserves. As a result, our future revenues and projections could be incorrect.

Estimates of recoverable resources and of future net revenues prepared by different petroleum engineers may vary substantially depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. To date we have not established any reserves. Our actual amounts of production, revenue, taxes, development expenditures, operating expenses, and future quantities of recoverable oil and gas reserves may vary substantially from the estimates. There are numerous uncertainties inherent in estimating quantities of bitumen resources and recoverable reserves, including many factors beyond our control and no assurance can be given that the recovery of bitumen will be realized. In general, estimates of resources and reserves are based upon a number of factors and assumptions made as of the date on which the resources and reserve estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from estimated results. Oil and gas reserve estimates are necessarily inexact and involve matters of subjective engineering judgment. In addition, any estimates of our future net revenues and the present value thereof are based on assumptions derived in part from historical price and cost information, which may not reflect current and future values, and/or other assumptions made by us that only represent our best estimates. For these reasons, estimates of reserves and resources, the classification of such resources and reserves based on risk of recovery, prepared by different engineers or by the same engineers at different times, may vary substantially. Investors are cautioned not to assume that all or any part of a resource is economically or legally extractable. Additionally, if declines in and instability of oil and gas prices occur, then write downs in the capitalized costs associated with any oil and gas assets we obtain may be required. Because of the nature of the estimates of our recoverable resources and future reserves and estimates in general, we can provide no assurance that our estimated bitumen resources or future reserves will be present and/or commercially extractable. If our recoverable bitumen resource estimates are incorrect, the value of our common shares could decrease and we may be forced to write down the capitalized costs of our oil and gas properties.

Decommissioning costs are unknown and may be substantial.  Unplanned costs could divert resources from other projects.

In the future, we may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which we use for processing of oil and gas reserves.  Abandonment and reclamation of these facilities and the costs associated therewith is often referred to as “decommissioning.”  We accrue a liability for decommissioning costs associated with our wells but have not established any cash reserve account for these potential costs in respect of any of our properties.  If decommissioning is required before economic depletion of our properties or if our estimates of the costs of decommissioning exceed the value of the reserves remaining at any particular time to cover such decommissioning costs, we may have to draw on funds from other sources to satisfy such costs.  The use of other funds to satisfy such decommissioning costs could impair our ability to focus capital investment in other areas of our business.

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We may have difficulty distributing the oil we produce, which could harm our financial condition.

In order to sell the oil and gas that we are able to produce, if any, the operators of the wells we obtain interests in may have to make arrangements for storage and distribution to the market.  We will rely on local infrastructure and the availability of transportation for storage and shipment of our products, but infrastructure development and storage and transportation facilities may be insufficient for our needs at commercially acceptable terms in the localities in which we operate.  This situation could be particularly problematic to the extent that our operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping and/or pipeline facilities.  These factors may affect our and potential partners’ ability to explore and develop properties and to store and transport oil and gas production, increasing our expenses.

Furthermore, weather conditions or natural disasters, actions by companies doing business in one or more of the areas in which we will operate, or labor disputes may impair the distribution of oil and/or gas and in turn diminish our financial condition or ability to maintain our operations.

Challenges to our properties may impact our financial condition.

Title to oil and gas interests is often not capable of conclusive determination without incurring substantial expense.  While we intend to make appropriate inquiries into the title of properties and other development rights we acquire, title defects may exist.  In addition, we may be unable to obtain adequate insurance for title defects, on a commercially reasonable basis or at all.  If title defects do exist, it is possible that we may lose all or a portion of our right, title and interests in and to the properties to which the title defects relate. If our property rights are reduced, our ability to conduct our exploration, development and processing activities may be impaired.  To mitigate title problems, common industry practice is to obtain a title opinion from a qualified oil and gas attorney prior to the drilling operations of a well.

We rely on technology to conduct our business, and our technology could become ineffective or obsolete.

We rely on technology, including geographic and seismic analysis techniques and economic models, to develop our reserve estimates and to guide our exploration, development and processing activities.  We and our operator partners will be required to continually enhance and update our technology to maintain its efficacy and to avoid obsolescence.  Our oil extraction business is dependent upon the Extraction Technology that we have developed but which has not yet been used on a large commercial scale. As such, the project carries with it a greater degree of technological risk than other projects that employ commercially proven technologies and the Extraction Technology may not perform as anticipated. If major process design changes are required, the costs of doing so may be substantial and may be higher than the costs that we anticipate for technology maintenance and development.  If we are unable to maintain the efficacy of our technology, our ability to manage our business and to compete may be impaired.  Further, even if we are able to maintain technical effectiveness, our technology may not be the most efficient means of reaching our objectives, in which case we may incur higher operating costs than we would were our technology more efficient.

Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could materially and adversely affect our competitive position.

We rely on a variety of intellectual property rights that we use in our services and products. We rely upon intellectual property rights and other contractual or proprietary rights, including copyright, trademark, trade secrets, confidentiality provisions, contractual provisions, licenses and patents. We may not be able to successfully preserve these intellectual property rights in the future, and these rights could be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries in which our services and products may be sold do not protect intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could materially and adversely affect our competitive position. Without patent and other similar protection, other companies could use substantially identical technology to offer products for sale without incurring the sizable development costs we have incurred. Even if we spend the necessary time and money, a patent may not be issued or it may insufficiently protect the technology it was intended to protect. If our pending patent applications are not approved for any reason, the degree of future protection for our proprietary technology will remain uncertain. If we have to engage in litigation to protect our patents and other intellectual property rights, the litigation could be time consuming and expensive, regardless of whether we are successful. Despite our efforts, our intellectual property rights, particularly existing or future patents, may be invalidated, circumvented, challenged, infringed or required to be licensed to others. We cannot be assured that any steps we may take to protect our intellectual property rights and other rights to such proprietary technologies that are central to our operations will prevent misappropriation or infringement of the right to use or license others to use the Extraction Technology and accordingly may conduct an oil sands extraction operation similar to ours.

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Certain Factors Related to Our Common Shares

There presently is a limited market for our common shares, and the price of our common shares may continue to be volatile.

Our common shares are currently quoted on the TSX Venture, the Frankfurt Exchange and the OTC Pink.  Our common shares, however, are very thinly traded, and we have a very limited trading history.  There could continue to be volatility in the volume and market price of our common shares moving forward.  This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of “bid” and “ask” quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, factors relating to the oil and gas industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common shares and the relative volatility of such market price.

Offers or availability for sale of a substantial number of shares of our common shares may cause the price of our common shares to decline.

Our shareholders could sell substantial amounts of common shares in the public market, including shares sold upon the filing of a registration statement that registers such shares and/or upon the expiration of any statutory holding period under Rule 144 of the Securities Act of 1933 (the “Securities Act”), if available, or upon trading limitation periods.  Such volume could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common shares could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to secure additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We do not anticipate paying any cash dividends.

We do not anticipate paying cash dividends on our common shares for the foreseeable future.  The payment of dividends, if any, would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition.  The payment of any dividends will be within the discretion of our Board of Directors.  We presently intend to retain all earnings, if any, to implement our business strategy; accordingly, we do not anticipate the declaration of any dividends in the foreseeable future.

The market price and trading volume of our common shares may continue to be volatile and may be affected by variability in our performance from period to period and economic conditions beyond management’s control.

The market price of our common shares may continue to be highly volatile and could be subject to wide fluctuations. This means that our shareholders could experience a decrease in the value of their common shares regardless of our operating performance or prospects. The market prices of securities of companies operating in the oil and gas sector have often experienced fluctuations that have been unrelated or disproportionate to the operating results of these companies. In addition, the trading volume of our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, our shareholders may be unable to resell our common shares at or above their purchase price, if at all. There can be no assurance that the market price of our common shares will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of our common shares or result in fluctuations in their price and trading volume include:

●	actual or expected fluctuations in our operating results;
●	actual or expected changes in our growth rates or our competitors’ growth rates;
●	our inability to raise additional capital, limiting our ability to continue as a going concern;
●	changes in market prices for our product or for our raw materials;
●	changes in market valuations of similar companies;
●	changes in key personnel for us or our competitors;
●	speculation in the press or investment community;
●	changes or proposed changes in laws and regulations affecting the renewable energy industry as a whole;
●	conditions in the renewable energy industry generally; and
●	conditions in the financial markets in general or changes in general economic conditions.

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In the past, following periods of volatility in the market price of the securities of other companies, shareholders have often instituted securities class action litigation against such companies. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

We may be classified as a foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in our common shares to significant adverse U.S. income tax consequences.

Depending upon the value of our common shares and the nature of our assets and income over time, we could be classified as a “passive foreign investment company”, or “PFIC”, for U.S. federal income tax purposes. Based upon our current income and assets and projections as to the value of our common shares, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to become a PFIC, if among other matters, our market capitalization is less than anticipated or subsequently declines, we may be a PFIC for the current or future taxable years. The determination of whether we are or will be a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Because PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, we can provide no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were to be classified as a PFIC in any taxable year, a U.S. holder (as defined in Item 10E.2 under the heading “Taxation – Untied States Federal Income Tax Consequences”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our common shares. For more information see Item 10E.2 under the heading “Taxation – Untied States Federal Income Tax Consequences –Passive Foreign Investment Company Considerations.”

We are exposed to credit risk through our cash and cash equivalents held at financial institutions.

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet contractual obligations. We are exposed to credit risk through our cash and cash equivalents held at financial institutions. We have cash balances at four financial institutions. We have not experienced any loss on these accounts, although balances in the accounts may exceed the insurable limits.

Some of our officers and directors have conflicts of interest and cannot devote a substantial amount of time to our company.

Certain of our current directors and officers are, and may continue to be, involved in other industries through their direct and indirect participation in corporations, partnerships or joint ventures which may be potential competitors of ours. Several of our officers work for us on a part time basis. These officers have discretion as to what time they devote to our activities, which may result in lack of availability when needed due to responsibilities at other jobs. In addition, situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with our interests. Directors and officers with conflicts of interest will be subject to and follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies. Certain of our directors and officers will only devote a portion of their time to our business and affairs and some of them are or will be engaged in other projects or businesses.

Our ability to issue an unlimited number of common shares and preferred shares may have anti-takeover effects that could discourage, delay or prevent a change of control and may result in dilution to our investors.

Our charter documents currently authorize the issuance of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value in one or more series without the requirement that we obtain any shareholder approval. The Board could authorize the issuance of additional preferred shares that would grant holders rights to our assets upon liquidation, special voting rights, redemption rights. That could impair the rights of holders of common shares and discourage a takeover attempt. In addition, in an effort to discourage a takeover attempt, our Board could issue an unlimited number of additional common shares. There are currently no preferred shares outstanding. If we issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer substantial dilution in their net book value per share depending on market conditions and the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders.

Issuances of common shares upon exercise or conversion of convertible securities, including pursuant to our equity incentive plans and outstanding warrants and convertible notes could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We currently have warrants to purchase 11,134,290 common shares outstanding at exercise prices ranging from CDN$0.315 to CDN$28.35 and options to purchase 9,808,333 common shares and notes convertible into 470,424 common shares based on a stock price of CDN$1.39 per share on September 12, 2018. The issuance of the common shares underlying the warrants, options and convertible notes will have a dilutive effect on the percentage ownership held by holders of our common shares.

We intend to apply to list our common shares on the NASDAQ Capital Market (“NASDAQ”); however, there can be no assurance that our common shares will be approved for listing on NASDAQ or if approved that we will meet the continued listing requirements.

We intend to apply to list our common shares on NASDAQ; we currently do not meet the initial listing requirements of NASDAQ. In particular, we do not meet the stock price requirement and may be required to effect another reverse stock split in order to meet such requirement.

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If after listing we fail to satisfy the continued listing requirements of NASDAQ such as the corporate governance requirements, the stockholder’s equity requirement or the minimum closing bid price requirement, NASDAQ may take steps to de-list our common shares. Such a de-listing or even notification of failure to comply with such requirements would likely have a negative effect on the price of our common shares and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with the NASDAQ’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common shares to become listed again, stabilize the market price or improve the liquidity of our common shares, prevent our common shares from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with the NASDAQ’s listing requirements.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our common shares will be listed on NASDAQ, our common shares will be covered securities. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were to be delisted from NASDAQ, our common shares would cease to be recognized as covered securities and we would be subject to regulation in each state in which we offer our securities.

In order to meet the initial listing requirements of NASDAQ, we may need to effect a reverse stock split.

In order to meet the initial listing requirements of NASDAQ. We will likely need to effect a reverse stock split. There are risks associated with a reverse split, including that a reverse split may not result in a sustained increase in the per share price of our common shares. There is no assurance that:

●	the market price per share of our common shares after a reverse split will rise in proportion to the reduction in the number of shares of our common shares outstanding before the reverse split;
●	a reverse split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
●	a reverse split will result in a per share price that will increase our ability to attract and retain employees and other service providers; and
●	the market price per share will either exceed or remain in excess of the minimum bid price as required by NASDAQ Capital Market, or that we will otherwise meet the requirements of NASDAQ Capital Market for initial listing for trading on NASDAQ.

Even if the market price of our common shares does rise following a reverse split, we cannot assure you that the market price of our common shares immediately after a reverse split will be maintained for any period of time. Even if an increased per-share price can be maintained, a reverse split may not achieve the desired results that have been outlined above. Moreover, because some investors may view a reverse split negatively, we cannot assure you that a reverse split will not adversely impact the market price of our common shares.

The risks associated with penny stock classification could affect the marketability of our common shares and shareholders could find it difficult to sell their shares.

Our common shares are currently subject to “penny stock” rules as promulgated under the Securities and Exchange Act of 1934, as amended. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities listed on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker- dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common shares in the United States and shareholders may find it more difficult to sell their shares.

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The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under the Business Corporations Act (Ontario). The rights of holders of our common shares are governed by the laws of the Province of Ontario, including the Business Corporations Act (Ontario), by the applicable laws of Canada, and by our Articles, as amended (the “Articles”), and our bylaws (the “bylaws”). These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. The principal differences include without limitation the following:

Under the Business Corporations Act (Ontario), we have a lien on any common share registered in the name of a shareholder or the shareholder’s legal representative for any debt owed by the shareholder to us. Under U.S. state law, corporations generally are not entitled to any such statutory liens in respect of debts owed by shareholders. Our bylaws also provide that at least 25% of our Board of Directors must be resident Canadians.

With regard to certain matters, we must obtain approval of our shareholders by way of at least 66 2/3% of the votes cast at a meeting of shareholders duly called for such purpose being cast in favor of the proposed matter. Such matters include without limitation: (a) the sale, lease or exchange of all or substantially all of our assets out of the ordinary course of our business; and (b) any amendments to our Articles including, but not limited to, amendments affecting our capital structure such as the creation of new classes of shares, changing any rights, privileges, restrictions or conditions in respect of our shares, or changing the number of issued or authorized shares, as well as amendments changing the minimum or maximum number of directors set forth in the Articles. Under many U.S. state laws, the sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation generally requires approval by a majority of the outstanding shares, although in some cases approval by a higher percentage of the outstanding shares may be required. In addition, under U.S. state law the vote of a majority of the shares is generally sufficient to amend a company’s certificate of incorporation, including amendments affecting capital structure or the number of directors.

Pursuant to our bylaws, two persons holding 5% of the shares entitled to vote at the meeting present in person or represented by proxy and each entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of shareholders. Under U.S. state law, a quorum generally requires the presence in person or by proxy of a specified percentage of the shares entitled to vote at a meeting, and such percentage is generally not less than one-third of the number of shares entitled to vote.

Under rules of the Ontario Securities Commission, a meeting of shareholders must be called for consideration and approval of certain transactions between a corporation and any “related party” (as defined in such rules). A “related party” is defined to include, among other parties, directors and senior officers of a corporation, holders of more than 10% of the voting securities of a corporation, persons owning a block of securities that is otherwise sufficient to affect materially the control of the corporation, and other persons that manage or direct, to a substantial degree, the affairs or operations of the corporation. At such shareholders’ meeting, votes cast by any related party who holds common shares and has an interest in the transaction may not be counted for the purposes of determining whether the minimum number of required votes have been cast in favor of the transaction. Under U.S. state law, a transaction between a corporation and one or more of its officers or directors can generally be approved either by the shareholders or a by majority of the directors who do not have an interest in the transaction.

Neither Canadian law nor our Articles or bylaws limit the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire our direct control, and the value of our assets were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment in our company was not controlled by WTO Investors). An investment in our common shares by a WTO Investor (or by a non- Canadian other than a WTO Investor if, immediately prior to the implementation of the investment our company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire our direct control and the value of our assets equaled or exceeded certain threshold amounts determined on an annual basis.

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state-owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business.

The 2018 threshold for WTO investors that are SOEs will be CDN$398 million based on the book value of the Canadian business’ assets, up from CDN$379 million in 2017.

The 2018 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors (CDN$1 billion) and private sector trade-agreement investors (CDN$1.5 billion) remain the same and are both based on the “enterprise value” of the Canadian business being acquired.

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A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of our company for purposes of the Investment Act if he or she acquired a majority of our common shares. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of our company, unless it could be established that we are not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the WTO (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

●	an acquisition of our common shares if the acquisition were made in connection with the person’s business as a trader or dealer in securities;
●	an acquisition of control of our company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
●	an acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged. Under U.S. law, except in limited circumstances, restrictions generally are not imposed on the ability of non- residents to hold a controlling interest in a U.S. corporation.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.

We are a “foreign private issuer,” as defined in the SEC rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended August 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

If our common shares are listed on NASDAQ, while we are a foreign private issuer, we are not subject to certain NASDAQ corporate governance rules applicable to U.S. listed companies.

If our common shares are listed for trading on NASDAQ, we will be entitled to rely on a provision in NASDAQ’s corporate governance rules that allows us to follow the Business Corporations Act (Ontario) with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on NASDAQ.

For example, we are exempt from NASDAQ regulations that require a listed U.S. company to (i) have a majority of the board of directors consist of independent directors, (ii) require non-management directors to meet on a regular basis without management present and (iii) promptly disclose any waivers of the code for directors or executive officers that should address certain specified items.

In accordance with our registration under the Exchange Act, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes- Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to NASDAQ-listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional NASDAQ requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. Furthermore, NASDAQ’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares, which we are not required to follow as a foreign private issuer.

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We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2019 (the end of our second fiscal quarter in the fiscal year following this direct listing), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of February 1, 2019. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

We are an emerging growth company within the meaning of the Securities Act and intend to take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Start-ups Act of 2012, or the JOBS Act. For as long as we continue to be an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an EGC, we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an EGC. We could be an EGC for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our common shares held by non- affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an EGC as of the following December 31 (our fiscal year-end). We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile in the event that we decide to make an offering of our common shares following this direct listing.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under Canadian law. Certain members of our Board of Directors and senior management are non- residents of the United States, and many of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and Canada do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Canada. In addition, uncertainty exists as to whether Canadian courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of Canada as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If a Canadian court gives judgment for the sum payable under a U.S. judgment, the Canadian judgment will be enforceable by methods generally available for this purpose. These methods generally permit the Canadian court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our senior management, Board of Directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Our ability to use our net operating losses and certain other tax attributes may be limited.

As of May 31, 2018, we had accumulated net operating losses (NOLs), of approximately $8.6 million. Varying jurisdictional tax codes have restrictions on the use of NOLs, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs, R&D credits and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in equity ownership. Based upon an analysis of our equity ownership, we do not believe that we have experienced such ownership changes and therefore our annual utilization of our NOLs is not limited. However, should we experience additional ownership changes, our NOL carry forwards may be limited.

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ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated as “AXEA Capital Corp.” on January 4, 2008 pursuant to the Business Corporations Act (British Columbia). On October 15, 2012, MCW Energy Group Limited (“MCW NB”), a corporation incorporated in the Province of New Brunswick, completed a reverse acquisition of AXEA Capital Corp. (the “RTO”) and as a result MCW NB became a wholly owned subsidiary of AXEA Capital Corp. which also changed its name from “AXEA Capital Corp.” to “MCW Enterprises Ltd.” Pursuant to articles of continuance filed on December 7, 2012, MCW NB changed its jurisdiction of governance by continuing from the Province of New Brunswick into the Province of Ontario. Pursuant to articles of continuance filed on December 12, 2012, MCW Enterprises Ltd. changed its jurisdiction of governance by continuing from the Province of British Columbia into the Province of Ontario and changed its name to MCW Enterprises Continuance Ltd. Pursuant to a certificate of amalgamation dated December 12, 2012, MCW Enterprises Continuance Ltd. and MCW NB amalgamated in the Province of Ontario and continued under the name “MCW Energy Group Limited”.

We are governed by the Business Corporations Act (Ontario) and our registered office is located at Suite 6000, 1 First Canadian Place, PO Box 367, 100 King Street West, Toronto, Ontario M5X 1E2, Canada and our principal place of business is located at 15165 Ventura Blvd., #200, Sherman Oaks, California 91403. Our telephone number is (866) 571-9613.

Our common shares are publicly traded on the TSX Venture Exchange (the “TSXV”) under the trading symbol “PQE”, the Frankfurt Exchange under the trading symbol PQCF.F and on the OTC Pink under the trading symbol “PQEFF”.

On July 4, 2016, we acquired a controlling interest of 57.3% of Accord GR Energy, Inc., however, we currently hold a 44.7% interest in Accord.

Pursuant to articles of amendment filed on May 5, 2017, we changed our name from “MCW Energy Group Limited” to “Petroteq Energy Inc.” and we changed our TSXV trading symbol from MCW to PQE. On June 2, 2017, our OTCQX trading symbol was changed from MCW to PQEFF. Since March 15, 2018, our stock has traded on the OTC Pink market when it no longer traded on the OTCQX International Market.

On May 5, 2017, we effected a share consolidation (reverse stock split) on a 1-for-30 basis. Unless otherwise included, all shares amounts and per share amounts in this registration statement have been prepared on a pro forma basis to reflect the 1-for-30 reverse stock split of our outstanding shares of common shares that we effected May 5, 2017.

Recently through our wholly owned subsidiary Petroteq Energy CA, Inc., we formed a new subsidiary Petrobloq, LLC. We have also acquired a 25% investment in a recruitment venture with three other parties providing a website based for careers in the oil and gas industry.

Additional information related to our company may be found on our website at www.petroteq.energy. Information contained in our website does not form part of the registration statement and is intended for informational purposes only.

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B. Business Overview

We are a Canadian-registered holding company that is engaged in various aspects of the oil and gas industry. Our primary focus is on two aspects of heavy oil recovery: (i) the development and implementation of our proprietary oil sands mining and processing technology to recover oil from surface mined bitumen deposits; and (ii) oil and gas exploration through the use of two oil enhanced recovery technologies. Our wholly owned subsidiary, Petroteq Energy CA, Inc., a California corporation (PQE), conducts our oil sands extraction business through its two wholly owned active subsidiary companies, Petroteq Oil Recovery, LLC, a Utah limited liability company (“PQE Oil”), and TMC Capital, LLC, a Utah limited liability company (“TMC”). Some of our oil and gas exploration activities are conducted through our investment in Accord GR Energy, Inc., a Delaware corporation (“Accord”), which uses two oil enhanced recovery technologies that it licenses from one of its affiliated entities to conduct its exploration work. Our newly formed indirect subsidiary, Petrobloq, LLC, a California limited liability company also wholly owned by PQE, is developing a blockchain-powered supply chain management platform for the oil and gas industry. We also own a 25% interest in Recruiter.com Oil and Gas Group LLC, a Delaware limited liability company (“Recruiter. OGG”), a recruitment venture that provides a website focused on careers in the oil and gas industry.

Oil Sands Mining

PQE, through its wholly owned subsidiaries PQE Oil and TMC, is in the business of oil sands mining and processing. Historically, all of PQE’s oil sands mining has occurred on a leased property in Asphalt Ridge, Utah where it mines surfaced bitumen deposits. Once mined, the bitumen deposits are processed at a facility owned by PQE using PQE’s proprietary extraction technology. In 2016, PQE Oil’s mining operations were temporarily suspended due to the relocation of its plant to the location of the TMC mineral lease described below where the mining activities occur to improve logistical and processing efficiencies and increase production capacity. PQE recommenced its oil sands mining activities at the end of May 2018 and production at full capacity is expected in the last quarter of fiscal 2019.

Oil Sands Exploration and Processing Plant

In June 2011, PQE commenced the development of an oil sands extraction facility at Maeser, Utah and entered into construction and equipment fabrication contracts for the purpose of applying its proprietary extraction technology (the “Extraction Technology”) described below to the oil extracted from the bitumen mined on the leased property described below. By January 2014 the initial facility was fully permitted and construction was completed by October 1, 2014. This was a pilot plant with the production capacity of up to 250 barrels per day. The Extraction Technology has been tested at full capacity. During 2015, the plant produced 10,000 barrels of oil from the local oil sands ore in the Asphalt Ridge including PQE’s own Temple Mountain oil sands deposit. Most of the produced oil was sold to an oil and gas distributor for resale to their refinery customers. The initial processing plant was flexible in that it had the ability to produce both high quality heavy crude oil as well as the lighter oil if needed.

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In 2015 when oil prices fell to very low levels, PQE determined that the transportation costs of hauling the ore from the mining site to the processing facility was having a detrimental effect on the economics of the extraction operation and in 2016 temporarily suspended operations. In 2017, the plant was disassembled and moved from the Maeser, Utah mining site to the Temple Mountain mining site and has been rebuilt at that location. During the reassembly of the facility, additional equipment has been installed to increase the capacity of the plant from 250 barrels per day to 1,000 barrels per day. The new processing plant restarted operations and production of heavy crude oil from the Temple Mountain oil sands deposits in the end of May 2018; however, production at full capacity is not anticipated until the last quarter of fiscal 2019. Management’s current estimate of the total cost of the facility, including the expansion of the production capacity of the facility, exclusive of capitalized borrowing costs and lease costs, is between $18 million and $19 million.

Resources and Mining Operations

Through its acquisition of TMC on June 1, 2015, PQE indirectly acquired certain mineral rights under a Mining and Mineral Lease Agreement, dated as of July 1, 2013, between Asphalt Ridge, Inc., as lessor, and TMC, as lessee, covering lands consisting of approximately 1,229.82 acres near Temple Mountain area in Asphalt Ridge, Utah (the “TMC Mineral Lease”). More recently, PQE Oil acquired mineral rights under two mineral leases entitled “Utah State Mineral Lease for Bituminous-Asphaltic Sands”, each dated and made effective on June 1, 2018, entered into between the State of Utah’s School and Institutional Trust Land Administration (“SITLA”), as lessor, and PQE Oil, as lessee, covering lands in Asphalt Ridge that largely adjoin the lands held under the TMC Mineral Lease (collectively, the “SITLA Mineral Leases”). At this time, PQE (through its subsidiaries) holds mineral leases encompassing a total of 2,541.76 acres in the Asphalt Ridge areas, consisting of 1229.82 acres currently held under the TMC Mineral Lease, and an additional 833.03 acres and 478.91 acres, respectively, held under the SITLA Mineral Leases.

The following table sets forth the gross and net developed and undeveloped acreage held under the TMC Mineral Lease.

TMC Mineral Lease Developed/Undeveloped Acreage (Gross/Net)
Total Acreage
Gross Acres (Working Interests & Royalty)	1229.82 acres
Net Acres (100% Working Interests, less Royalty)	1111.76 acres
Developed Acreage
TME AR Mine #1/Permit Boundaries
Gross Acres (Working Interests & Royalty)	174.00 acres
Net Acres (100% Working Interests, less Royalty)	157.30 acres
Undeveloped Acreage
Acreage Outside TME AR Mine #1/Permit Boundaries
Gross Acres (Working Interests & Royalty)	1055.82 acres
Net Acres (100% Working Interests, less Royalty)	954.46 acres

The TMC Mineral Lease

Under the TMC Mineral Lease, TMC has the exclusive right to explore for, mine and produce oil and other minerals associated with oil sands, subject to certain depth limits. The TMC Mineral Lease was amended on October 1, 2015 and further amended on March 1, 2016, on February 21, 2018, and most recently on November 21, 2018. The primary term (the “Primary Term”) of the TMC Mineral Lease, as amended, commenced July 1, 2013 and continues for six years, plus an extension period. The term “extension period” is defined as a period of time measured from March 1, 2018 to the earlier of (i) March 1, 2019, or (ii) the date on which TMC delivers to the lessor a written financial commitment for the construction of PQE’s second proposed facility (or an expansion to the existing processing facility located on the Lease).

During the Primary Term, if TMC fails to satisfy the requirements of “continuous operations”, the TMC Primary Lease will terminate unless the parties agree in writing to continue the Lease. If TMC, at the end of the Primary Term, has satisfied the requirements of continuous operations, the TMC Mineral Lease will continue in effect beyond the Primary Term as long as TMC continues to comply with any applicable requirements of continuous operations. Under the Lease, the term “continuous operations” consists of the following two requirements:

(a) Processing Capacity. TMC must construct or operate one or more facilities (or any expansion to an existing facility) having the capacity to produce an average daily quantity (“ADQ”) of oil other hydrocarbon products from oil sands mined or extracted from the Lease that, in the aggregate will achieve (or exceed) the following:

By 07-01-2019, at 80% of an ADQ of 1,000 barrels/day;

By 07-01-2010, at 80% of an ADQ of 2,000 barrels/day; and

By 07-01-2021 (and for the remaining term of the Lease), at 80% of an ADQ of 3,000 barrels/day.

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(b) Minimum Operations. From and after July 1, 2019, TMC must achieve oil sands processing operations that equal (or exceed) the applicable ADQ requirements specified above either (i) during at least 180 days in each lease year, or (ii) during at least 600 days in any three consecutive lease years.

The TMC Mineral Lease is also subject to termination under the circumstances described below:

(i)	Termination will be automatic if there is a lack of a written financial commitment to fund PQE’s proposed second 1,000 barrels per day processing facility or expansion of its current facility to an additional 1,000 barrels per day prior to March 1, 2019 or a lack of a written financial commitment to fund a proposed third 1,000 barrels per day processing facility or expansion of its current facility to an additional 1,000 barrels per day prior to March 1, 2020. We further expect the cost of constructing each of these two proposed facilities or expansion of our current facility will range between $10 million and $12 million, which we intend to fund from revenue derived from operations, which to date have been minimal and/ or third party funding sources for which we have no commitment to date. See Risk Factors- “Our operations are dependent upon us maintaining our mineral lease for the Asphalt Ridge Property”).

(ii)	Cessation of operations or inadequate production due to increased operating costs or decreased marketability and production is not restored to 80% of capacity within three months of any such cessation will cause a termination.
(iii)	Cessation of operations for longer than 180 days during any lease year or 600 days in any three consecutive years will cause a termination.
(iv)	A failure of PQE’s proposed three 1,000 barrels per day plants to produce a minimum of 80% of their rated capacity for at least 180 calendar days during the lease year commencing July 1, 2020 plus any extension periods will cause a termination.
(v)	PQE may surrender the lease with 30 days written notice.
(vi)	In the event of a breach of the material terms of the lease, the lessor will inform the lessee in writing and PQE will have 30 days to cure financial breaches and 150 days to cure any other non-monetary breach.

In addition, PQE is required to make certain advance royalty payments to the lessor as described below. Future advance royalties required are:

(i)	From July 1, 2018 to June 30, 2020, minimum payments of $100,000 per quarter.
(ii)	From July 1, 2020, minimum payments of $150,000 per quarter.
(iii)	Minimum payments commencing on July 1, 2020 will be adjusted for CPI inflation.

Production royalties payable under the TMC Mineral Lease, as amended are eight percent (8%) of the gross sales revenue, subject to certain adjustments up until June 30, 2020. After that date, royalties will be calculated on a sliding scale based on crude oil prices ranging from 8% to 16% of gross sales revenues, subject to certain adjustments.

On March 1, 2016, the TMC Mineral Lease was terminated as a result of our failure to deliver to the lessor a financial commitment for the construction of an initial processing facility by March 1, 2016. The Restatement of and Second Amendment to Mining and Mineral Lease Agreement, dated as of March 1, 2016, reinstated the TMC Mineral Lease and extended the deadline for delivering to the lessor the financial commitment to March 1, 2017. We are currently in full compliance with the terms of the TMC Mineral Lease. As of May 31, 2018, we have paid advance royalties of $1,824,836 (August 31, 2017 - $1,356,040) to the lessor, of which a total of $1,057,500 have been used to pay royalties as they have come due under the terms of the TMC Mineral Lease. During the three months ended May 31, 2018, $134,500 in advance royalties were paid and $33,750 have been used to pay royalties that have come due.

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Minimum expenditures to be incurred on the leased property are $2,000,000 per year commencing July 1, 2020 if a minimum daily production of 3,000 barrels per day during a 180 day period is not achieved.

During the three and nine months ended May 31, 2018 and the fiscal years ended August 31, 2017 and 2016 we did not have any sales from production related to the TMC Mineral Lease as we temporarily suspended operations while we relocated our oil sands extraction facility. Our average sales from production and average costs of production related to the TMC Mineral Lease during the fiscal year ended August 31, 2015 were as follows:

i) Average sales price for fiscal year 2015

Month	Average Sales Price	Net Barrels[1]
August	$30.39	1,277.00
September	$32.97	1,926.53
October	$33.79	1,866.99
November	$30.42	898.21
December	$24.83	1,808.60
Total		7,777.33

[1]	The calculation of the “Net Barrels” produced is based on the exclusion of any applicable state severance (production), ad valorem or sale taxes, royalty interests, and third-party non-operating working interests under the TMC Mineral Lease.

ii) Average production costs for fiscal year 2015

Month	Average Production Cost
August	$28.38
September	$29.75
October	$29.26
November	$26.25
December	$22.15

The costs involved in PQE’s Extraction Technology Process include: the costs for oil sands ore, natural gas liquids, aromatic solvent, operator labor, electricity, propane, nitrogen, water, diesel fuel and rental equipment.  The primary costs are the costs of the oil sand ore, natural gas liquid, aromatic solvent, labor costs and freight costs for transportation of the oil sand ore form the mine site to the facility.  Other than the aromatic solvent, the solvents used in the Extraction Technology is produced by PQE by processing natural gas liquids through the distillation column.  The aromatic solvent is added to the distillate. The fixed costs per barrel based upon current pricing is as follows: operator labor ($3.77 per barrel), electricity ($0.63 per barrel), propane ($0.94 per barrel), nitrogen ($0.25 per barrel), water ($0.31 per barrel), diesel fuel ($0.31 per barrel) and rental equipment ($).93 per barrel) and freight costs ($6.25 per barrel); the fixed costs remain the same regardless of the API as does the cost for the oil sands ore (two tons of oil sands ore are required per barrel regardless of the API being produces).  The cost of the solvent increases per barrel based upon the desired API, the higher the API the higher the cost (ranging from $2.62 per barrel for an API of 15.7 to $16.27 for an API of 42, all based on current prices). We further do not expect our operating costs to materially change as the depth of the open pit at Asphalt Ridge increases over time, and further anticipate various economies of scale, such as bulk purchases, could reduce average production costs per barrel as operating capacities are increased.

The API gravity for the raw heavy oil or bitumen extracted from oil sands ores initially treated at the Asphalt Ridge plant average approximately 10 degrees. Through the application of our Extraction Technology at the plant, a new or distinct crude oil is produced having a range of API gravity of between 20 degrees and 35 degrees. Through the use of our solvent formulation and the select distillation capabilities, the plant is able to draft a final crude oil product to meet the specifications of a range of customers (and pipeline).

We are currently selling our finished crude oil product directly to a refinery customer at a price representing a discount to West Texas Intermediate Crude benchmark market price. The purchaser takes delivery of the finished crude oil product or near the plant and transports it to a refinery in Nevada. The specifications of the finished crude oil produced at the plant are effectively tailored to meet customer (pipeline and refinery) specifications.

On September 15, 2008, a large mining permit was granted to TME Asphalt Ridge, LLC by the State of Utah Division of Oil, Gas, and Mining (“UDOGM”) for the mining and development of the TME AR Mine #1, an open pit mine located on TMC Mineral Lease.

On or about July 9, 2015, UDOGM approved an application filed by TMC Capital to transfer the “Notice of Intention to Commence Large Mining Operations” for the TME AR Mine #1 (Permit # M/047/0089) from TME Asphalt Ridge LLC to TMC Capital. On October 27, 2017, UDOGM granted final approval to TMC Capital’s “Amended Notice of Intention to Commence Large Mining Operations” and issued final Permit # M/047/0089 authorizing TMC to conduct operations at TME AR Mine #1.

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On or about August 6, 2018, PQE Oil filed an amended “Notice of Intention to Commence Large Mining Operations” at the TME AR Mine #1, primarily for the purpose of notifying UDOGM that PQE Oil will be the operator under the TMC Minerals Lease and to provide an update on the mining and oil sands processing plan developed by PQE Oil for the TME AR Mine #1. The August 2018 Notice of Intention to Commence Large Mining Operations is currently pending with UDOGM and we anticipate its approval by the end of the 2018 calendar year.

Mining operations, including the initial development of the mine at the property and removal of the overburden soil layer has already been performed. In addition to the mining permits, all environmental, construction, utility and other local permits necessary for the construction of the plant and the processing of the oil sands have been granted to PQE.

Specifically, a Groundwater Discharge Permit was issued by the Utah Department of Environmental Quality (Division of Water Quality, Water Quality Board), on July 26, 2016 (expiration on July 27, 2021), covering disposal of tailings from ore sands produced from the land area encompassed by the TME AR Mine #1. This permit was required by Utah law even though our processing facility does not use a water-based process and authorizes a return of residual sand tailings to the mine for backfill and capping. A Small Source Registration air permit was issued by the Utah Department of Environmental Quality by a letter dated November 2, 2018. The letter confirms that our processing facility at Asphalt Ridge is exempt from any requirement of additional air quality permits since the facility produces less emissions than the level that would require a special air permit. A Conditional Use Permit (CUP) was issued by the Uintah County (Utah) Commission to us on January 29, 2018, for the operation of our current processing facility. The CUP is a right/interest in land under Utah law and will continue in effect in perpetuity. A local business license was issued to PQE Oil by the County Commission of Uintah County, Utah on November 19, 2018. The business license must be renewed annually on payment of a license renewal fee.

The TMC Mineral Lease and the lands covered thereby are in the Asphalt Ridge area of northeastern Utah. Asphalt Ridge is located along the northern edge of the Uintah Basin and contains a number of oil sands deposits located on the margins of the basin. Most of the oil-impregnated reservoirs or deposits in the Asphalt Ridge area are found in the Rimrock Sandstone (Mesaverde Group Formations) and in the (Tertiary) Duchense River Formation. Substantial bitumen deposits in the Rimrock and Duchense River Formations extend from the northwest in a southeasterly direction through a substantial part (almost all) of the lands included in the TMC Mineral Lease, particularly the acreage located in T5S-R21E (Section 25) and T5S-R22E (Section 31) where the TME AR Mine #1 is located. Bitumen-saturated pay thicknesses existing within the lands covered by the TMC Mineral Lease generally range from 50-200 feet, with some areas of the deposits approaching 300 feet in pay thickness. PQE expects that oil sands (bitumen) deposits may be mined economically at depths up to 250-300 feet below the surface.

The oil and gas properties (including plants, equipment etc) included in or under the TMC Mineral Lease are subject to the State of Utah’s property (ad valorem) tax. The actual tax rate is established by each county in the State (and therefore may vary) and is generally assessed against the “fair market value” of the property. Under Utah Code § 59-2-1103, the oil and gas properties included in the SITLA Leases are exempt from the State’s property (ad valorem) tax (although this exemption does not apply to improvements on state lands).

Under Utah Code § 59-5-120, beginning January 1, 2006 and ending June 30, 2026, no severance (production) tax will be imposed on oil and gas produced from oil sands (tar sands). Accordingly, severance tax will not be owed to the State of Utah on the production of oil and hydrocarbon substances from the TMC Mineral Lease or the SITLA Leases until after June 30, 2026.

The SITLA Leases

The following table sets forth the total gross and total net undeveloped acreage of the SITLA Leases.

Table 3
SITLA Leases
Developed/Undeveloped Acreage (Gross/Net)
SITLA Mineral Lease #53806
Total Gross Acres (Working Interests & Royalty)	833.03 acres
Total Net Acres (100% Working Interests)	766.39 acres[1]

SITLA Mineral Lease #53807
Total Gross Acres (Working Interests & Royalty)	478.91 acres
Total Net Acres (100% of Working Interests)	440.60 acres[1]

All Acreage is Currently Undeveloped

The SITLA Leases have a primary term of ten (10) years, and will remain in effect thereafter for as long as (a) bituminous sands are produced in paying quantities, or (b) PQE is otherwise engaged in diligent operations, exploration or development activity and certain other conditions are satisfied. Generally, the SITLA Leases will not continue in effect after the 20th anniversary of their effective dates except by production of leased substances in paying quantities. An annual minimum royalty of $10 an acre must be paid during the first ten years of the SITLA Leases; from and after the 11th year of the leases, the annual minimum royalty may be adjusted by the lessor based on certain “readjustment” provisions in the SITLA Leases. Annual minimum royalty paid in any lease year may be credited against production royalties accruing in the same year.

The SITLA Leases provide that PQE must pay: (i) an annual rent equal to the greater of $1 an acre or a fixed sum of $500 (without regard to acreage); and (ii) a production royalty of 8% of the market price received by it for products produced from the leases at the point of first sale, less reasonable actual costs of transportation to the point of first sale (with the royalty rate subject to increase on or after the 10th anniversary of the lease, subject to a 12.5% cap during the term thereof, and a proviso that production royalties under the leases shall never be less than $3.00/bbl during the term of the leases). As the sole lessee under the SITLA Leases, PQE owns 100% of the working interests under the leases, subject to payment of annual rentals, advance annual minimum royalty, and production royalties.

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Extraction Technology

PQE intends to continue to develop its operations by processing purchased native oil sands ore, as well as native oil sands ore produced through the mining operations of its subsidiary (TMC) using its patented closed loop, continuous flow, anticipated scalable and environmentally safe Extraction Technology. The Extraction Technology process allows the extraction of hydrocarbons from a wide range of both “water- wet” and/or “oil-wet” oil sands deposits and other hydrocarbon sediment types. PQE’s oil extraction process takes place in a completely closed loop system that continuously re-circulates and recycles the solvent after it has completely separated the asphalting and heavy oils from the oil sands. The closed loop system is capable of recovering over 99% of the all hydrocarbons from the oil sands, making this technology very environmentally friendly. The only two end products of the process are high quality heavy oil and clean sand.

The Extraction Technology, which has been midwifed since 2015 and unlike the technology utilized in 2015, utilizes no water in the process, is anticipated to produce no greenhouse gases, requires no high temperature and/or pressure for the extraction process, and expects to extract up to 99% of all hydrocarbon content and recycle up to 99% of the solvents. The proprietary solvent composition consists of hydrophobic, hydrophilic and polycyclic hydrocarbons. It is expected to dissolve up to 99% of heavy bitumen/asphalt and other lighter hydrocarbons from the oil sands, and prevent their precipitation during the extraction process. Solvents used in this composition form an azeotropic mixture which has a low boiling point of 70 – 75 C degrees and it is expected to allow recycling of over 99% of the solvent. These features, in the event they produce as anticipated by PQE, make it possible to perform hydrocarbon extraction from oil sands at mild temperatures of 50 – 60 degrees C, with no vacuum or/and pressure applied that would lead to high energy and economic efficiency of the extraction of oil from the overall oil sands extraction process.

In the oil extraction process, depending upon the customer’s request for an API level (the extracted bitumen starts from the ground at an average API gravity of 10 degrees), through the use of a distillation process and a solvent which we develop ourselves from natural gas condensate, ordinary chemicals and recycled solvent (the solvent can be used at least four times), the hydro-carbons in the extracted bitumen are manipulated. The higher the temperature, the higher the resultant API, more hydrocarbons are removed and more solvent is used. The crude oil produced and sold to the customer is not bitumen and not solvent, it is not a “blend” of separate products and does not include diluent. It is a hydro-carbon, a distinct product having its own specifications.

As such, in the refining process no diluents or blending agents are used to increase the viscosity of the heavy oil extracted from bitumen saturated ores. Instead, varying amounts of solvent is introduced into a mixing tank with a raw bitumen-saturated stream generated from the initial treatment of mined or extracted oil sands ores and sands (via crushing etc.). The solvent is designed to release crude oil from bitumen-saturated sandstones during processing. This process yields an unfinished crude oil containing the solvent on the one hand, and a second residual consisting of clean sand (containing little to no hydrocarbons).

The oil extraction process has a reboiler, distillation column at the top of the reboiler, heat exchangers, air fin condenser, and a utility boiler plus propane tank as the energy source. Reboiler and distillation column are used to recycle the solvent. The hydrocarbon stream containing the solvent is then subjected to a distillation process where the solvent is recovered and recycled for reuse in future process streams. The oil-solvent mixture is heated up at the reboiler to the solvent’s boiling temperatures, overheated vapors travel through the distillation column and solvents are condensed back into the liquid in the air fin cooler and returned back into the process.

During the recovery of the solvent through reboiling and distillation, the plant’s engineering and technical personnel are able to select the hydrocarbon chains in the condensate/solvent that are to be flashed off and recovered for recycled reuse in the plant, which in turn produces a crafted finished crude oil. In other words, by selectively stripping or flashing off different hydrocarbon chains from the condensate in the solvent (whether it the heavier hydrocarbons such as the C5 pentanes/pentenes or C6 hexanes, or the lighter hydrocarbons such as methane (C1), ethane (C2), propane (C3) and the butanes (C4), plant personnel are able, by design, to use the condensate component of the solvent as a feedstock to produce a relatively sweet heavy to medium crude oil (with an API gravity in the 20-30 degree range) or a sweet lighter crude oil (with an API gravity in the 30-40 degree range).

As part of a hydrocarbon refining process utilizing basic chemistry, the natural gas condensate used in the solvent serves dual functions of (1) a solvent that effectively causes a release of heavy oil from the bitumen-saturated stream, and (2) a feedstock that, during distillation or reboiling with a second feedstock consisting of the heavy crude oil stream extracted from bitumen, produces a finished crude oil product. The solvent that is not recovered in the refining process effectively acts as a feed stock to produce the crude oil.

While the initial tests of the Extraction Technology in 2015 did not include recycling of the solvents, PQE’s revised Extraction Technology process is expected to be able to recycle over 99% of the solvent, based, among other things, on the results of third party tests of the different batches of the heavy oil that have been produced.

Another key element of the PQE Extraction Technology process is applying its own extractor, based on a proprietary/patented “liquid fluidized bed” solvent extraction system for bitumen/oil from oil sands extraction. A “liquid fluidized bed” style reactor is anticipated to provide continuous mixing of the (liquid) solvent and the solid ore particles. It is intended to allow a continuous flow process with optimal material/mass/energy balances. PQE’s solvent based technology uses only a fraction of the energy needed to produce a barrel of oil from the water based technologies used in Canada. PQE’s process also employs multiple energy saving technologies to reduce energy consumption even further. This has resulted in a high level of energy efficiency during the oil extraction process. PQE’s patented design also includes exceptionally efficient heat exchange and distillation/rectification systems. This energy efficiency makes extraction facilities economical to operate.

PQE has obtained issued patents in the United States, Canada and Russia that protect its proprietary Extraction Technology. See “Intellectual Property” below.

On March 27, 2013, PQE entered into an intellectual property license agreement in a private arm’s length transaction with a Canadian company, TS Energy Ltd., which has agreed to act as the sole and exclusive licensee of the Extraction Technology within Canada and the Republic of Trinidad and Tobago.

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Intellectual Property

We rely upon patents to protect our intellectual property. We have obtained issued patents in the United States, Canada and Russia that protect our proprietary Extraction Technology. The following sets forth details of our issued patents.

DOCKET	TITLE	COUNTRY	DATE FILED SERIAL NO.	DATE ISSUED PATENT NO./STATUS
1492.2	Oil From Oil Sands Extraction Process	USA	09/26/12 13/627,518 ----------------------- 10/07/11 61/545,034	02/06/18 9,884,997 Expires: 10/07/31

Summary: A system for extracting bitumen from oil sands includes an extractor tank which incorporates a plurality of jet injectors. Operationally, the jet injectors provide jet streams of an extractant in the extractor tank that creates a fluidized bed of the extractant. A reaction between crushed oil sands and the fluidized bed then separates bitumen from the oil sands.

Corresponding Foreign Patent Properties

11492.2a	Oil Extraction Process	Canada	09/30/11 2,754,355	Received Notice of Allowance; patent payment submitted to Commission of Patents

11492.2d	Oil From Oil Sands Extraction Process	Russia	04/28/14 2014117162	12/20/15 2571827 Expires: 09/27/2032

The Oil Sands Market

As an unconventional hydrocarbon resource, oil sands hold hundreds of billions of barrels of oil on a worldwide basis. Although Canada is the only country that is currently extracting large quantities of oil from its oil sands deposits, the United States also has large oil sands resources that can be developed. In a 2007 Report entitled “A Technical, Economic, and Legal Assessment of North American Oil Shale, Oil Sands, and Heavy Oil Resources In Response to Energy Policy Act of 2005 Section 369(p)” (September 2007), prepared by the Utah Heavy Oil Program, Institute For Clean and Secure Energy and The University of Utah for the U.S. Department of Energy (the “2007 Report”), the authors reported the following:

●	The United States has an estimated 76 billion barrels of oil-in-place (OIP)[1] from bitumen and heavy oil contained in oil sands resources, consisting of proven or measured OIP (22.5 billion barrels) and speculative OIP (53.6 billion barrels);

●	In the United States, Utah is known to have the largest oil sands deposits, with total resource estimates ranging from 23 to 32 billion barrels of OIP from bitumen and heavy oil contained in oil sands formations and deposits. This total resource estimate range may be subdivided into proven or measured OIP (11.6 to 22.5 billion barrels) and speculative OIP (20.7 to 53.6 billion barrels); and

●	Within the state of Utah, the region that has experienced the most oil sands development, both in terms of existing oil production and supporting infrastructure, is the Asphalt Ridge area located on the northern edge of the Uinta Basin in eastern Utah. In the 2007 Report, it is estimated that about one (1) billion barrels of OIP exist in the form of bitumen and heavy oil contained in oil sands formations and deposits in the Asphalt Ridge area. This estimate of total oil sand resources consists of proven or measured OIP (435 million barrels); probable OIP (438 million barrels); and possible OIP (175 million barrels).

From our own investigation of the oil sands deposits in the Asphalt Ridge area, we believe that a substantial part of the oil sands deposits in this area are accessible through outcroppings or in shallow depths with limited or no overburden. In our view, the location and accessibility of oil sands deposits in Asphalt Ridge create an opportunity for commercial development, supported by positive economics, using surface mining techniques and our extraction technology.

The worldwide growing demand for heavy crude oil and the recent decline in heavy crude oil production in countries such as Venezuela, makes the high quality, low sulfur, heavy oil found in oil sands deposits in the United States a valuable resource that has been underdeveloped to date. The development of “tight shale” oil plays in the United States has produced significant quantities of light, sweet crude oil reserves, but heavy oil development in the United States has lagged. The development of oil sands domestically has the potential to turn the United States into a major supplier of heavy oil to world markets. To date, oil sands development has been limited by the absence of a viable technology that can extract the heavy oil from the oil sands deposits in an economical and environmentally responsible manner. To that end, PQE has developed, and patented an extraction technology that aims to develop oil sands reserves in an economical and environmentally responsible manner PQE is currently expanding its commercial oil sands extraction operations in Asphalt Ridge, Utah utilizing a process that is economical, environmentally friendly and produces high quality heavy oil.

1.	OIP are not estimates of reserves or recoverable resources. Moreover, OIP estimates indicated as “probable”, “speculative” or “possible” carry greater risks of uncertainty than resources that are “proven” or “measured”.

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We have tested our Extraction Technology both in Asphalt Ridge and with oil sands sourced from different parts of the world and having different hydrocarbon chemical compositions. To date, we have conducted tests with oil sands from Russia, China, Indonesia and the Middle East. Our tests with Russian oil sands, conducted in Ufa, Bashkorkostan (Russia) using a multi-ton pilot plant, used a local oil sands ore with oil saturation in a range of 7-10%, resulted in the industrial quantities of heavy oil. Other tests, consisting of oil sands samples from China, Indonesia and Jordan, were conducted at PQE’s laboratory in San Diego using lab bench testing with our own solvent blend. By introducing the solvent mixture to crushed and treated ore containing bitumen oil, the oil was separated by recycling the solvent with a laboratory-scale rotor vacuum evaporator. Sand tailings were separated by centrifugation and dried under the vacuum.

Through our testing of oil sands sourced from different countries, we found that the efficiency and consistency of PQE’s extraction technology are not affected by differences in the chemical composition of the oil/bitumen in the oil sands. Despite relatively significant differences in oil/bitumen chemistry, both the efficiency and consistency of our extraction technology remained intact, resulting in an oil recovery efficiency that in each test exceeded 99%. We believe that this testing demonstrates that PQE’s extraction process is universal in its application and does not depend on the material source or the hydrocarbon content or fingerprint.

Accord Acquisition

Since July 4, 2016, when we acquired a 57.3% interest in Accord, which has subsequently been diluted down to 44.7% by third party equity investments into Accord, we have also been engaged in the recovery of heavy oil. Accord has been utilizing two technologies licensed to it from certain of its affiliated entities. The licenses allow Accord to utilize the technologies on any oil field it acquires. The first technology, known as SWEPT, is designed to recover hydrocarbons from wells and structures with low pressure or no energy drive mechanism, from residual or partially depleted properties in mature fields, and from structures having complex geophysical matrices or that contain tight oil, in each case by improving rock and fluid properties through the introduction of directed energy waves. The second technology, known as S-BRPT, is designed to recover solid and liquid hydrocarbons through conversion to gaseous forms followed by well-based recovery at greater depths, combining both specially designed on-site well production and recovery methodologies. Accord is currently utilizing these licensed technologies on parts of the 7,000 acres under mineral leases that it acquired in 2016 located in southwest Texas, which include 81 shallow oil wells that historically had limited production. To date, Accord has drilled three new wells on these properties and the fields treated with the technology licensed by Accord is expected to increase oil production, although commercial production has not commenced as yet.

Petrobloq, LLC

In November 2017, through our wholly owned subsidiary, PQE, we formed a subsidiary Petrobloq. Petrobloq has entered into an agreement with First Bitcoin Capital Corp. (“FBCC”), a global developer of blockchain-based applications, to design and develop a blockchain-powered supply chain management platform for the oil and gas industry. The platform is being designed to be a “one-stop shop” that will provide both small and large oil and gas producers and operators with the ability to customize their own distributed ledger modules that will permit each company, in a secure “closed” environment, to document, track, and account for the supply of equipment, materials and services in project, field, and lease development. The agreement with FBCC requires that Petroteq pay FBCC $500,000 for the services to be provided, of which an initial $100,000 has been paid to FBCC to commence its research and development activities.

The supply chain management platform is currently in the v1 Beta early stage of development and we are in the process of continuing research and development activities. The current development plans are that the platform will be blockchain agnostic and able to run on any blockchain that is commercially available. The Company’s business does not entail and it is not anticipated that it will entail, the creation, issuance, or use of any digital assets.

In February 2018, Petrobloq leased a 1,800 square foot office in Calabasas, California to serve as its headquarters. The office is staffed with four contract employees hired by FBCC serving as Project Manager; Director of Operations, Solutions Architect and Senior Database Developer, respectively.

Recruiter.com

In November 2016, we entered into a joint venture with Recruiter.com, Inc. and OilPrice.com and formed a Delaware limited liability company, Recruiter.com Oil and Gas Group LLC (“Recruiter. OGG”), which is owned 25% by us, 25% by Recruiter.com, Inc., 45% by OilPrice.com and 5% by two individuals. Net profits are split in accordance with ownership interests. In consideration of our 25% equity interest, we issued Recruiter.com, Inc. 83,333 shares of our stock. Recuiter. OGG is a recruitment venture providing a website based for careers in the oil and gas industry.

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Enforceability of Civil Liabilities

We are a company incorporated in Ontario, Canada. Certain of our directors and officers named in this registration statement reside outside the U.S. In addition, some of our assets and the assets of our directors and officers are located outside of the United States. As a result, it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or these persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law.

Regulation

Exploration and production operations are subject to various types of regulation at the federal, state and local levels. This regulation includes requiring permits to drill wells, maintaining bonding requirements to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties on which wells are drilled, and the plugging and abandoning of wells. Full mining permits have been granted to PQE from the State of Utah Division of Oil, Gas, and Mining for the mining and development of the Temple Mountain site in Asphalt Ridge, Utah. In addition to the mining permits, all environmental, construction, utility and other local permits necessary for the construction of the plant and the processing of the oil sands have been granted to PQE. Our operations are also subject to various conservation laws and regulations.

Typically, oil enhancements such as hydraulic fracturing operations are overseen by state regulators as part of their oil and gas regulatory programs; however, the EPA has asserted federal regulatory authority over certain hydraulic fracturing activities involving diesel under the Safe Drinking Water Act and has released draft permitting guidance for hydraulic fracturing activities that use diesel in fracturing fluids in those states where EPA is the permitting authority. As a result, we may be subject to additional permitting requirements for our operations. These permitting requirements and restrictions could result in delays in operations at well sites as well as increased costs to make wells productive. In addition, legislation introduced in Congress provides for federal regulation of hydraulic fracturing under the Safe Drinking Water Act and require the public disclosure of certain information regarding the chemical makeup of hydraulic fracturing fluids. Moreover, on November 23, 2011, the EPA announced that it was granting in part a petition to initiate a rulemaking under the Toxic Substances Control Act, relating to chemical substances and mixtures used in oil and gas exploration and production. Further, on May 4, 2012, the Department of the Interior’s Bureau of Land Management (“BLM”) issued a proposed rule to regulate hydraulic fracturing on public and Indian land.

On August 16, 2012, the EPA published final rules that establish new air emission control requirements for natural gas and NGL production, processing and transportation activities, including New Source Performance Standards to address emissions of sulfur dioxide and volatile organic compounds, and National Emission Standards for Hazardous Air Pollutants (NESHAPS) to address hazardous air pollutants frequently associated with gas production and processing activities. Among other things, these final rules require the reduction of volatile organic compound emissions from natural gas wells through the use of reduced emission completions or “green completions” on all hydraulically fractured wells constructed or refractured after January 1, 2015. In addition, gas wells are required to use completion combustion device equipment (e.g., flaring) by October 15, 2012 if emissions cannot be directed to a gathering line. Further, the final rules under NESHAPS include maximum achievable control technology (MACT) standards for “small” glycol dehydrators that are located at major sources of hazardous air pollutants and modifications to the leak detection standards for valves. Compliance with these requirements, especially the imposition of these green completion requirements, may require modifications to certain of our operations, including the installation of new equipment to control emissions at the well site that could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact our business.

In addition to these federal legislative and regulatory proposals, some states such as Pennsylvania, West Virginia, Texas, Kansas, Louisiana and Montana, and certain local governments have adopted, and others are considering adopting, regulations that could restrict hydraulic fracturing in certain circumstances, including requirements regarding chemical disclosure, casing and cementing of wells, withdrawal of water for use in high-volume hydraulic fracturing of horizontal wells, baseline testing of nearby water wells, and restrictions on the type of additives that may be used in hydraulic fracturing operations. For example, the Railroad Commission of Texas adopted rules in December 2011 requiring disclosure of certain information regarding the components used in the hydraulic fracturing process. In addition, Pennsylvania’s Act 13 of 2012 became law on February 14, 2012 and amended the state’s Oil and Gas Act to impose an impact fee for drilling, increase setbacks from certain water sources, require water management plans, increase civil penalties, strengthen the Pennsylvania Department of Environmental Protection’s (PaDEP) authority over the issuance of drilling permits, and require the disclosure of chemical information regarding the components in hydraulic fracturing fluids.

We believe that the technologies we are cleaner and environmentally friendlier than the known fracking or tar sand technologies. Regulatory and social resistance, sometimes prohibits fracking recovery methods in some states and we intend to consider entering in those states with our technologies offering to the regulators and the public solutions that we believe would help to lift the bans and ease resistance to oil and gas field development.

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OSHA and Other Laws and Regulations.

We are subject to the requirements of the federal Occupational Safety and Health Act (OSHA), and comparable state laws. The OSHA hazard communication standard, the EPA community right-to-know regulations under the Title III of CERCLA and similar state laws require that we organize and/or disclose information about hazardous materials used or produced in our operations. Also, pursuant to OSHA, the Occupational Safety and Health Administration has established a variety of standards related to workplace exposure to hazardous substances and employee health and safety.

Oil Pollution Act.

The Federal Oil Pollution Act of 1990 (OPA) and resulting regulations impose a variety of obligations on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. The term “waters of the United States” has been broadly defined to include inland water bodies, including wetlands and intermittent streams. The OPA assigns joint and several strict liability to each responsible party for oil removal costs and a variety of public and private damages. We believe that we substantially comply with the Oil Pollution Act and related federal regulations.

Clean Water Act.

The Federal Water Pollution Control Act (Clean Water Act) and resulting regulations, which are primarily implemented through a system of permits, also govern the discharge of certain contaminants into waters of the United States. Sanctions for failure to comply strictly with the Clean Water Act are generally resolved by payment of fines and correction of any identified deficiencies. However, regulatory agencies could require us to cease construction or operation of certain facilities or to cease hauling wastewaters to facilities owned by others that are the source of water discharges. We believe that we substantially comply with the Clean Water Act and related federal and state regulations.

Competition

Competition in the oil industry is intense. We compete with other companies seeking to acquire sub economic oil fields, many with substantial financial and other resources. We will also compete with technologies such as gas injection, polymer flooding, microbial injection and thermal methods. As a new technology, we also compete with many of the other technologies that have been proven to be economically successful in enhancing oil production in the United States. As a result of this competition, we may be unable to attract the necessary funding or qualified personnel. If we are unable to successfully compete for funding or for qualified personnel, our activities may be slowed, suspended or terminated, any of which would have a material adverse effect on our ability to continue operations. However due to the innovative nature of our technology and the ecological benefit it provides, while remaining economically efficient, we believe that Competition will not be a significant impediment to our operations or expansion.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal controls over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an “emerging growth company.” In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We will remain an “emerging growth company” until the earlier of (1) the last day of the fiscal year: (a) following the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement filed under the Securities Act; (b) in which we have total annual gross revenue of at least $1.07 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeded $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” have the meaning associated with that term in the JOBS Act.

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C. Organizational Structure

The table below lists our material direct and indirect subsidiaries and the jurisdictions in which they are registered.

D. Property, Plant and Equipment

Our registered office address in Canada is Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1E2, Canada. Our principal executive offices are located at 15165 Ventura Blvd, #200, Sherman Oaks, California 91403. The monthly base rent is $0 for the approximately 1,800 square foot premises and the lease is for a month-to-month term.

Petrobloq’s headquarters are located at 4768 Park Granada, Calabasas, California 91302. The monthly base rent is $3,870 for the 1,800 square foot premises and the lease is for a three-year term.

TMC holds a mining and mineral lease, as amended, subleased from Asphalt Ridge, Inc., on the Asphalt Ridge property which is approximately 2,230 acres located in Uintah County, Utah (the “TMC Mineral Lease”). We are completing construction of a 20,000 square foot extraction facility based on this leased property that is anticipated to be approximately three acres.

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A map of the TMC Mineral Lease property is set forth below:

N
STUDY AREA
STATE OF UTAH
E 2,500,000
E 2,550,000
E 2,600,000
N 800,000
N 750,000
N 700,000
N 650,000
191
ASHLEY
CREEK
BRUSH
CREEK
Maeser
Vernal
Naples
121
40
149
45
Jensen
MCW Oil
Sand Mine
GREEN
RIVER
88
Ouray
WHITE
RIVER
SCALE (Miles)
2
0
4
8

FIGURE 1

GENERAL LOCATION MAP

Showing

MCW OIL SAND MINE

Uintah County, Utah

Prepared For

John T. Boyd Company

November 2015

Scale 1" = 4 Miles

Figure 1. The Index map showing the location of the PQE Oil oil sands mine in Vernal, Utah, USA. The mine and lease are on, or about Section 31, Township 5S Range 22E, Uintah County, Utah.

Source: JT Boyd, 2015.

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ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated historical financial statements as at August 31, 2017 and 2016 and for the three years ended August 31, 2017 (the “Consolidated Annual Financial Statements”) and the unaudited condensed consolidated interim historical financial statements as at May 31, 2018 and 2017 and related notes (together the “Historical Financial Information”). The Historical Financial Information has been included in “Item 18. Financial Statements.” The following discussion should also be read in conjunction with the other information relating to our business contained in this registration statement, including “Item 3.A. Selected Financial Data” and “Item Risk Factors.”

The Historical Financial Information has been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs and involves risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this registration statement, particularly in “Item 3.D. Risk Factors.”

Overview

Since our corporate reorganization and agreement to dispose of our interest in MCW Fuels, LLC (“MCW Fuels”), which was effective May 13, 2015 and for which regulatory approval was received on June 19, 2015, we have had one wholly owned subsidiary, PQE, which has two wholly owned active subsidiary companies, PQE Oil and TMC.

Through our wholly owned subsidiary PQE, and its two subsidiaries PQE Oil and TMC, we are in the business of oil sands mining on property that TMC leases and processing the mined bitumen deposits using proprietary Extraction Technology to recover oil from surface mined bitumen deposits. PQE Oil is based in Uintah, Utah. The proprietary Extraction Process is conducted in a plant that was recently relocated to the TMC mining site to improve logistical and processing efficiencies of the oil sands recovery process. We once again commenced production at the end of May 2018 and expect to continue our expansion project to increase production to at least 1,000 barrels per day by the last quarter of fiscal 2019. Until our expansion project is completed and we are at full production levels our revenue will suffer. In addition, once we are operating at full production levels, we anticipate that we will need to hire additional staff. We expect that we will require additional capital to continue our operations and planned growth. There can be no assurance that funding will be available if needed or that the terms will be acceptable.

PQE owns the intellectual property rights to the patented Extraction Technology which it has used at the plant to extract oil from oil sands utilizing a closed-loop solvent based extraction system, as more completely described below.

On July 4, 2016, PQE acquired a controlling interest of 57.3% in Accord. Accord’s assets include a limited license for two enhanced oil recovery (EOR) technologies for use on Accord’s southwest Texas oil opportunities and can also be used on PQE’s 2,200 acre oil sands property in Temple Mountain, Utah. It also includes equitable title pursuant to a purchase agreement to 7,000 acres in southwest Texas, with 88 drilled and completed wells. The oil is categorized as “medium crude” and the deposits are in the light gravity range of heavy oil at 18-22 API gravity.

Due to additional cash injections and share subscriptions in Accord by the outside shareholders, PQE has relinquished control of Accord and has deconsolidated the results of Accord from the financial statements and now accounts for the investment in Accord on the equity basis of accounting. The effective holding in Accord as of August 31, 2017 is 44.7%.

Our indirect subsidiary, Petrobloq, is developing a blockchain-powered supply chain management platform for the oil and gas industry. We also own a 25% interest in Recruiter OGG, a recruitment venture that provides a website focused on careers in the oil and gas industry.

A.	Operating Results

Results of Operations for the Three and Nine Months Ended May 31, 2018 and 2017

The following MD&A of our financial position and results of operations for the three and nine months ended May 31, 2018 and 2017, was prepared in accordance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations by our management on July 30, 2018 and should be read in conjunction with the condensed consolidated interim financial statements for the three and nine months ended May 31, 2018 and 2017 and the audited consolidated financial statements and notes thereto for the years ended August 31, 2017 and 2016.

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The condensed consolidated interim financial statements for the three and nine months ended May 31, 2018 and 2017 and any comparative information presented therein, have been prepared in accordance with IFRS as issued by IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”) as of July 30, 2018.

All dollar figures in this management discussion and analysis are presented in United States dollars unless otherwise indicated.

Summary of Quarterly Results

The following selected financial information, for the quarters as shown in the table, was prepared in accordance with IFRS:

Three months ended	May 31, 2018 ($)	February 28, 2018 ($)	November 30, 2017 ($)	August 31, 2017 ($)
Total revenues	Nil	Nil	Nil	Nil
Loss from operations	3,178,839	1,732,532	3,645,712	3,101,430
Basic and diluted loss per share*	0.05	0.03	0.07	0.12

*	Adjusted for the 30 for 1 share consolidation which took place on May 5, 2017.

The net loss for the three months ended May 31, 2018, includes marketing and public relations activity of approximately $1,560,000 and professional fees of $890,000 primarily advisory fees on developing the business strategy, salaries and wages has also increased significantly to approximately $252,000 as the company completed its expansion project and employed skilled people to assist with the project.

The net loss for the three months ended February 28, 2018, has no significant and abnormal expenditures, general and administrative expenses have increased as we prepare for the completion of the expansion project, in addition marketing expenditure has increased as we increase awareness of the impending completion of the expansion project.

The net loss for the three months ended November 30, 2017 includes stock based compensation of $2,505,647 related to the grant of 1,425,000 stock options to certain of our directors. In addition to this we incurred an increase in public relations expenditure of $202,844 to renew interest in our oil sands recovery business.

The net loss for the three months ended August 31, 2017 includes a loss on conversion of equity of $1,459,172 related primarily to an agreement entered into whereby debt due to the Chairman of the Board totaling $3,000,000, including interest thereon, was converted to equity at a loss of $1,545,821.

Three months ended	May 31, 2017 ($)	February 28, 2017 ($)	November 30, 2016 ($)	August 31, 2016 ($)
Total revenues	Nil	Nil	Nil	Nil
Loss from operations	3,583,788	514,637	741,788	1,745,747
Basic and diluted loss per share*	0.46	0.08	0.11	0.47

*	Adjusted for the 30 for 1 share consolidation which took place on May 5, 2017.

The net loss for the three months ended May 31, 2017 includes a loss on conversion of equity of $2,253,385 related primarily to agreements entered into whereby debt totaling $12,189,956 was converted into 31,083,281 common shares on May 19, 2017. These shares were issued subsequent to the quarter end.

The net loss for the three months ended February 28, 2017 includes a gain on settlement of liabilities of $875,369 related primarily to the issuance of shares on the conversion of $2,300,000 of debt to a third party, offset by the reversal of a gain previously recognized of $499,894 which gain has been deferred until such time as regulatory approval has been obtained.

The net loss for the three months ended November 30, 2016 includes a gain on settlement of liabilities of $470,601 related primarily to the issuance of shares on the conversion of loans due to the Chairman of the Board of Directors.

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The net loss of $1,745,747 for the three months ended August 31, 2016 includes a reduction in interest expense of $175,000 for interest capitalized on the expansion of the oil extraction plant and the write-off of all remaining ore inventory which was utilized during the testing of the oil extraction facility.

	Three months ended May 31, 2018	Three months ended May 31, 2017	Change ($)	Change %

Cost of Goods Sold	46,712	111,250	(64,538)	-58.0%
General and administrative	117,297	123,615	(6,318)	-5.1%
Travel and promotion	1,743,444	101,868	1,641,576	1611.5%
Professional fees	889,862	91,501	798,361	872.5%
Salaries and wages	252,555	152,000	100,555	66.2%
Share-based compensation	17,834	-	17,834	100.0%
Gain on settlement of liabilities	(216,297)	2,253,385	(2,469,682)	-109.6%
Interest expense	81,656	500,555	(418,899)	-83.7%
Depreciation and amortization	296,758	298,171	(1,413)	-0.5%
Other income	(50,982)	-	(50,982)	100.0%
Gain on deconsolidation of subsidiary	-	(48,506)	48,506	-100.0%

	Nine months ended May 31,	Nine months ended May 31,	Change	Change
	2018	2017	($)%

Cost of Goods Sold	234,120	315,184	(81,064)	-25.7%
General and administrative	411,917	330,684	81,233	24.6%
Travel and promotion	2,086,914	420,304	1,666,610	396.5%
Professional fees	1,715,757	475,345	1,240,412	260.9%
Salaries and wages	638,645	451,000	187,645	41.6%
Share-based compensation	2,523,481	15,992	2,507,489	15679.6%
Gain on settlement of liabilities	(216,297)	907,415	(1,123,712)	-123.8%
Interest expense	323,254	1,079,606	(756,352)	-70.1%
Depreciation and amortization	890,273	893,187	(2,914)	-0.3%
Other income	(50,982)	-	(50,982)	100.0%
Gain on deconsolidation of subsidiary	-	(48,506)	48,506	-100.0%

We incurred capital expenditures of approximately $3,024,500 and $500,000 for the nine months ended May 31, 2018 and 2017, respectively. The capital expenditures during the current year were incurred on the processing facility post relocation to the TMC mineral site. These capital expenditures increased production capacity to approximately 1,000 barrels per day.

In terms of the mineral lease agreement entered into with Asphalt Ridge, we spent $468,796 and $261,000 on advance royalty payments for the nine months ended May 31, 2018 and 2017, respectively.

Comparison of results for the three months ended May 31, 2018 and 2017

Net Revenue, Cost of Sales and Gross Loss

Due to the volatility in oil markets and the limited production capacity at the plant, no production took place during the nine months ended May 31, 2017, resulting in no revenue generation. During the nine months ended May 31, 2018, we had relocated our production plant to the Asphalt Ridge mineral site and expanded production capacity to approximately 1,000 barrels per day, management expects to generate some revenues from the plant in the 4th quarter of the current fiscal year or early in the next fiscal year. The cost of sales during fiscal 2018 consists primarily of advance royalty payments which expire at the end of the calendar year two years after the payment has been made. These expired royalties have been expensed.

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Operating Expenses

Operating expenses were $3,132,127 and $3,472,536 for the three months ended May 31, 2018 and 2017, respectively. The decrease in operating expenses is primarily due to:

●	An increase in travel and promotion expenditure of $1,641,576 or 1,611.5% as we completed our expansion product and embarked on a public relations and investor relations exercise to communicate progress to the market.
●	Professional fees increased by $798,361 or 872.5%, primarily due to advisory services offered to us in formulating the business operations and strategy.
●	Salaries and wages had increased by $100,555 or 66.2% as we had recruited a number of employees related to the expansion of the facility.
●	Gain on settlement of liabilities was $(216,297) and 2,253,385 for the three months ended May 31, 2018 and 2017, respectively. The gain on settlement in the prior year arose on certain debt conversions settled at a discount to the carrying value of the debt. The current year gain was as a result of settling liabilities at a discount by the issue of shares.
●

Interest expense decreased by 83.7% due to the conversion of a significant amount of debt into equity during the prior year to improve our equity position and allow future funding to expand the processing facility.

●	Depreciation is in line with prior year, the current expenditure on plant is still regarded as capital work in progress, has not been brought into use yet and is therefore not depreciated as yet.

Comparison of results for the nine months ended May 31, 2018 and 2017

Net Revenue, Cost of Sales and Gross Loss

Due to the volatility in oil markets and the limited production capacity at the plant, no production took place during the nine months ended May 31, 2017, resulting in no revenue generation. During the nine months ended May 31, 2018, we had relocated our production plant to the Asphalt Ridge mineral site and has expanded production capacity to approximately 1,000 barrels per day, management expects to generate some revenues from the plant in the 4th quarter of the current fiscal year or early in the next fiscal year. The cost of sales during fiscal 2018 consists primarily of advance royalty payments which expire at the end of the calendar year two years after the payment has been made. These expired royalties have been expensed.

Operating Expenses

Operating expenses were $8,322,962 and $4,525,028 for the nine months ended May 31, 2018 and 2017, respectively. The increase in operating expenses is primarily due to:

●	An increase in general and administrative expenditure of 24.6% as we prepare to go into production. The expansion project at the end of May 31, 2018 was substantially complete and production at an initial limited capacity is expected to resume shortly, with production at full capacity expected in the last quarter of fiscal 2019.
●	Travel and promotional expenses increased by $1,666,610 or 396.5%. We had substantially completed our expansion product and embarked on a public relations and investor relations exercise to communicate progress to the market.
●	Professional fees increased by $1,240,412 or 260.9%, primarily due to advisory services offered to us during the most recent fiscal quarter, in formulating the business operations and strategy.
●	Salaries and wages had increased by 41.6% as we had recruited a number of employees related to the expansion facility during the last six months of the current year.
●	Share based compensation of $2,523,481 and $15,992 for the nine months ended May 31, 2018 and 2017, respectively, an increase of $2,489,655. The increase is primarily due to the grant of 1,425,000 stock options to certain directors on November 30, 2017. The prior year stock based compensation consists of the amortization of stock options granted to an officer in 2016, in accordance with the vesting terms of the options.
●	Gain on settlement of liabilities of $216,297 and $(907,415) for the nine months ended May 31, 2018 and 2017, respectively. The gain on settlement in the current year represents the settlement of third party liabilities by the issue of common shares at favorable settlement rates to us. In the prior year, certain liabilities were settled by the issuance of shares at prices higher than the corresponding debt.

Interest expense decreased by 70.1% due to the conversion of a significant amount of debt into equity during the prior year to improve the equity position of the Company and allow future funding to expand the processing facility.

Depreciation is in line with prior year, the current expenditure on plant is still regarded as capital work in progress, has not been brought into use yet and is therefore not depreciated as yet.

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Results of Operations for the Fiscal Years Ended August 31, 2017, 2016 and 2015

Introduction

The following MD&A of our financial position and results of operations was prepared in accordance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations by our management on December 29, 2017 and should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended August 31, 2017, 2016 and 2015.

The consolidated financial statements for the year ended August 31, 2017 and any comparative information presented therein, have been prepared in accordance with IFRS as issued by the IASB and interpretations of the IFRIC as of December 29, 2017.

All amounts in this MD&A are presented in United States dollars unless otherwise indicated.

Selected Annual Financial Information

The following selected financial information, for the annual periods as shown in the table, was prepared in accordance with IFRS:

Year ended	August 31, 2017 ($)	August 31, 2016 ($)	August 31, 2015 ($)

Total revenues from continuing operations	Nil	204,735	Nil
Total revenues from discontinued operations	Nil	Nil	116,697,604

(Income) loss from discontinued operations	Nil	Nil	(3,750,969)
Loss from continuing operations	7,939,643	12,091,826	3,281,765
Net (income) loss	7,939,643	12,091,826	(469,204)

Basic and diluted loss per share from continuing operations*	0.66	4.26	1.90
Basic and diluted (income) loss per share*	0.66	4.26	(0.27)

Total Assets	28,950,175	31,235,915	30,444,464

Total Non-Current Financial Liabilities	1,967,996	10,142,202	14,440,630

Cash Dividends Declared Per-Share for Each Class of Share	Nil	Nil	Nil

*	Adjusted for the 30 for 1 share consolidation which took place on May 5, 2017.

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Our oil extraction plant was completed on September 1, 2015. For a limited period thereafter, we made sales of hydrocarbon products to customers. Due to the volatility in the oil markets production ceased as we were not able to operate profitably at low volumes of output.

We consolidated our operations by disposing of our fuel distribution business during the year ended August 31, 2015 and now concentrate solely on our oil extraction business. The income from discontinued operations for the year ended August 31, 2015 includes gains on the disposal of fuel assets of $4,382,092 and the gain on the disposal of the fuel subsidiary of $2,171,258, offset by the operating loss incurred by the fuel subsidiary until its disposal on May 13, 2015.

The losses from continuing operations over the past three fiscal years are due to us relocating the plant to its TMC Mineral Lease site to increase production and logistical efficiencies and previously its ongoing construction of its oil extraction plant in Utah and evaluation of its mineral lease interests.

The loss from continuing operations for the year ended August 31, 2016 included share based compensation of $3,013,965, a loss on settlement of liabilities of $1,502,628 which arises from the settlement of certain of our financial liabilities through the issuance of common shares and the amendment of the terms of certain long-term debts of ours, interest expense of $1,501,460 where a significant portion was previously capitalized during the construction phase of the oil extraction plant and amortization expense of $1,212,674 due to the completion of the construction of the oil extraction plant and the commencement of intended operations.

The loss from continuing operations for the year ended August 31, 2017 included $2,366,587, arising primarily on the conversion of interest bearing debt and convertible debt to equity during the current year, an interest expense of $1,106,808, a decrease from the prior year, due to the conversion of substantial debt to equity during the current year and depreciation and amortization expense of $1,165,830 due to the completion of the oil extraction facility in September 2015.

Between fiscal 2015 and 2016, total assets increased primarily due to the acquisition of a controlling interest in Accord, which includes capitalized mineral lease costs of $1,052,350 and intangible assets of $1,556,000. This increase was partially offset by a decrease in advance royalty payments which were used by us during the year or have expired unused.

The decrease in total assets between fiscal 2016 and 2017 from $31,235,915 to $28,950,175 was primarily due to the loss of control of Accord due to outside shareholders investing in Accord and reducing our interest to 44.7% as at August 31, 2017 from 57.3% as of August 31, 2016. This resulted in a reduction in capitalized mineral lease costs of $1,052,350 and a reduction in intangible assets of $1,534,784, offset by the recording of a net equity investment in Accord Energy of $1,141,561.

The decrease in non-current financial liabilities from fiscal 2015 to 2016 was primarily due to the settlement of $2,500,000 of promissory notes issued on the acquisition of TMC through the issuance of our common shares and the settlement of $2,513,750 received from private lenders through the issuance of our common shares. This was partially offset by the issue of a promissory note of $750,000 to Altlands Overseas Corp.

The decrease in non-current financial liabilities from fiscal 2016 to 2017 was primarily due to the decrease in long-term debt during the current year to improve our capital position, partially offset by the issuance of new debt of $1,063,080 during the current year.

Comparison of results of Operations from Continuing Operations

Net Revenue, Cost of Sales and Gross Loss

Due to the volatility in oil markets and the limited production capacity at the plant, no production took place during fiscal 2017, resulting in no revenue generation. The cost of sales during fiscal 2017 consists of advance royalty payments which expire at the end of the calendar year two years after the payment has been made. These expired royalties have been expensed.

During the year ended August 31, 2016, we commenced production of hydrocarbon products from our oil extraction plant. Our revenues during this first year of commercial operations were minimal due to the depressed price of crude oil during the fiscal 2016 year and as we continued to refine and expand its production capacity. The cost of sales during this period included approximately $451,000 in production royalties, of which approximately $424,000 relates to the expiry of advance royalty payments required under its lease agreement. The gross loss of $1,194,504 incurred during the fiscal 2016 year is primarily due to initial production costs, including labor costs, exceeding revenues, depressed crude oil prices and reduced plant capacity during the initial period of production.

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Operating Expenses

Operating expenses from continuing operations were $7,314,968 for the year ended August 31, 2017, compared to $10,897,322 for the year ended August 31, 2016. The decrease in operating expenses is primarily due to:

1)	A decrease in share-based compensation of $2,997,972. In the prior year share-based compensation included a one-time charge of $2,722,179 for 190,971 bonus common shares issued to Mr. Blyumkin for personally guaranteeing $16,500,000 of our debt and approximately $292,000 related to the issuance of common share purchase options to an officer and a director of ours. The current year charge represents the remaining charge for the share purchase options issued to an officer in the prior year.

2)	A reduction in professional fees of $1,171,766 due to lower activity levels as our planned the relocation of its plant and a concerted effort to reduce operating expenses.

3)	An increase in the loss realized on settlement of liabilities of $863,959 primarily due to conversion of $18,008,990 of long and short term debt and convertible debt during the current year and a loss realized in the prior year on settlement of $691,590 on the extinguishment of a promissory note of $3,500,000 from Altlands Overseas Corp. which was settled by the issuance of 200,754 common shares and the issuance of a new promissory note for $3,500,000 which bears interest at a rate of 10% per annum and matures in one year, and a loss on settlement of approximately $841,000 related to the settlement of approximately $2,447,000 in long-term debt from a private lender through the issuance of 882,455 of our common shares.

4)	A reduction in salaries and wages expense of approximately $162,000 due to the cessation of all production activity and a concerted effort to reduce overhead during the 2017 period.

Comparison of Results of Discontinued Operations for the periods ended August 31, 2017 and 2016

Fuel Operations

We completed the sale of our Branded Reseller Distribution Agreements and associated liabilities, which formed the basis of our fuel distribution operating segment, on December 17, 2014. Effective May 13, 2015, we sold our 100% interest in MCW Fuels.

As the sale of our fuel distribution segment was effective by May 13, 2015, no disclosure of discontinued operations for the year ended August 31, 2017 was required.

Summary of Quarterly Results

The following selected financial information for the previous eight quarters, as shown in the following table, was prepared in accordance with IFRS.

3 months ended	August 31, 2017 ($)	May 31, 2017 ($)	February 28, 2017 ($)	November 30, 2016 ($)

Total revenues	-	-	-	-

Net loss	3,101,430	3,583,788	514,637	741,788

Basic and diluted net loss per share*	0.12	0.46	0.08	0.11

*	Adjusted for 30-for-1 share consolidation on May 5, 2017.

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3 months ended	August 31, 2016 ($)	May 31, 2016 ($)	February 28, 2016 ($)	November 30, 2015 ($)

Total revenues from operations	-	-	51,303	153,432

Net loss	1,745,747	1,736,101	3,784,589	4,825,389

Basic and diluted loss per share*	0.36	0.43	1.38	2.30

*	Adjusted for 30 for 1 share consolidation on May 5, 2017.

The net loss for the three months ended August 31, 2017 includes a loss on conversion of equity of $1,459,172 related primarily to an agreement entered into whereby debt due to the Chairman of the Board totaling $3,000,000, including interest thereon was converted to equity at a loss of $1,545,821.

The net loss for the three months ended May 31, 2017 includes a loss on conversion of equity of $2,253,385 related primarily to agreements entered into whereby debt totaling $12,189,956 was converted into 31,083,281 common shares on May 19, 2017, these shares were issued subsequent to the quarter end.

The net loss for the three months ended February 28, 2017 includes a gain on settlement of liabilities of $875,369 related primarily to the issuance of shares on the conversion of $2,300,000 of debt to a third party, offset by the reversal of a gain previously recognized of $499,894 which gain has been deferred until such time as regulatory approval has been obtained.

The net loss for the three months ended November 30, 2016 includes a gain on settlement of liabilities of $470,601 related primarily to the issuance of shares on the conversion of loans due to the Chairman of the Board of Directors.

The net loss of $1,745,747 for the three months ended August 31, 2016 includes a reduction in interest expense of $175,000 for interest capitalized on the expansion of the oil extraction plant and the write-off of all remaining ore inventory which was utilized during the testing of the oil extraction facility.

The net loss for the three months ended May 31, 2016, includes a gain on settlement of liabilities of $256,949 related primarily to the issuance of shares on the conversion of debt into equity and depreciation and amortization expense of $324,031 primarily due to depreciation on the capitalized oil extraction facility costs which commenced limited commercial production on September 1, 2015.

The net loss for the three months ended February 29, 2016, includes a loss on settlement of liabilities of $948,720 related primarily to the issuance of shares for the conversion of debt into equity and a further loss of $689,877 on common shares issued on the modification of a debt agreement and depreciation and amortization expense of $294,356 primarily due to depreciation on the capitalized oil extraction facility costs which commenced limited commercial production on September 1, 2015.

The net loss for the three months ended November 30, 2015, includes a charge of $2,722,129 for 5,729,142 bonus common shares (190,971 post consolidated shares) issued to Mr. Blyumkin for personally guaranteeing $16,500,000 of our debt and depreciation and amortization expense of $293,999 primarily due to depreciation on the capitalized oil extraction facility costs which commenced limited commercial production on September 1, 2015.

Analysis of Quarter ended August 31, 2017 and August 31, 2016

During the quarter ended August 31, 2017, no revenue or gross profit was generated by us from operations as the oil extraction plant had not operated during the year ended December 31, 2017 and was in the process of being relocated to the TMC mineral lease to improve logistical and operating efficiencies.

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Overall operating expenses increased from approximately $1,456,000 for the quarter ended August 31, 2016 to $2,988,000 for the quarter ended August 31, 2017, an increase of $1,532,000. This increase was primarily due to:

1)	An increase in the loss realized on the conversion of debt to equity of approximately $1,338,000, primarily debt owed to the Chairman of our Board.

2)	A decrease in interest expense from approximately $154,000 for the quarter ended August 31, 2016 to $27,000 for the quarter ended August 31, 2017, a decrease of approximately $127,000 primarily due to the conversion of $17,700,000 of debt and interest thereon into equity during the current year, reducing the overall amount of interest bearing debt carried by us.

3)	A decrease in share based compensation of approximately $247,000, due to one-time vesting of common share purchase options granted to an officer and a director of ours in fiscal year 2016.

4)	A decrease of professional fees of approximately $188,000, due to our effective operating cost control.

Results of Operations for the Fiscal Years Ended August 31, 2016 and 2015

Results of Operations from Continuing Operations

The Company completed the sale of its Branded Reseller Distribution Agreements and associated liabilities, which formed the basis of the Company’s fuel distribution operating segment, on December 17, 2014. On May 13, 2015, the Company completed the sale of its interest in MCW Fuels to Mr. Blyumkin. In accordance with the disclosure requirements of IFRS the comparative amounts on the consolidated statements of (income) loss and comprehensive (income) loss and cash flows have been reclassified to disclose the discontinued operations separately from continuing operations

A discussion of the Company’s continuing operations for the fiscal years ended August 31, 2016, and 2015 is as follows:

Net Revenue, Cost of Sales and Gross Loss

During the year ended August 31, 2016, the Company commenced production of hydrocarbon products from its Oil Extraction Plant. The Company’s revenues during this first year of commercial operations were minimal due to the depressed price of crude oil during the fiscal 2016 year and as the Company continued to refine and expand its production capacity. The cost of sales during this period include approximately $451,000 in production royalties of which approximately $424,000 relates to the expiration of advance royalty payments required under its lease agreement, at the end of the calendar year, two years after the payment has been made. The gross loss of $1,194,504 incurred during the fiscal 2016 year was primarily due to initial production costs, including labor costs, exceeding revenues, depressed crude oil prices and reduced plant capacity during the initial commencement of production. No revenue, cost of sales or gross loss was generated by the Company from its continuing operations during the year ended August 31, 2015 as the Company was still in the construction and testing phase of its Oil Extraction Plan and no production of commercial hydrocarbon products was completed during the fiscal year.

Operating Expenses

Operating expenses from continuing operations were $10,897,322 for the year ended August 31, 2016, compared to $3,281,765 for the year ended August 31, 2015. The increase in operating expenses was primarily due to:

1)	An increase in amortization expense of $1,198,244, primarily due to the commencement of amortization on the capitalized Oil Extraction Plant which commenced operational production on September 1, 2015.
2)	An increase in interest expense of $1,206,853 due to a combination of additional loans entered into by the Company near the end of the fiscal 2015 year and during the fiscal 2016 year, primarily the $10,000,000 promissory notes issued on the acquisition of TMC, and the interest on a significant amount of loans no longer being included in the capitalized cost of the Oil Extraction Plant due to the completion of the first phase of the Oil Extraction Plant.
3)	An increase in the loss on settlement of liabilities of $1,550,512 related primarily to the following:
i.	A loss on settlement of approximately $691,590 on the extinguishment of a promissory note of $3,500,000 from Atlands Overseas Corp. which was settled by the issuance of 6,022,625 bonus common shares and the issuance of a new promissory note for $3,500,000 which bears interest at a rate of 10% per annum and matures in one year.
ii.	A loss on settlement of approximately $841,000 related to the settlement of approximately $2,447,000 in long-term debt from a private lender through the issuance of 26,473,642 common shares of the Company.
4)	An increase in professional fees of $610,959, due to certain costs incurred in researching additional markets for the Company’s products and services and professional fees previously capitalized to the oil extraction facility during the construction phase but now form part of the operational costs of the facility.
5)	An increase in share based compensation of $3,013,965 due to a one-time charge of $2,722,179 for 5,729,142 bonus common shares issued to Mr Blyumkin for personally guaranteeing $16,500,000 of the Company’s debt and approximately $292,000 related to the issuance of common share purchase options to an officer and a director of the Company.
6)	An increase general and administrative expenses of $427,164, due to an increase in activity at the Oil Extraction Plant.

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Analysis of Quarter ended August 31, 2016 and 2015

During the quarter ended August 31, 2016, no revenue or gross profit was generated by the Company from its continuing operations as operations at the Oil Extraction Plant were temporarily suspended due to low oil prices and high production costs.

Overall operating expenses increased from approximately $815,000 during the quarter ended August 31, 2015 to $1,456,000 for the quarter ended August 31, 2016. This was primarily due to:

1)	An increase in amortization expense of approximately $286,000 primarily due to the commencement of amortization on the capitalized Oil Extraction Plant which commenced operational production on September 1, 2015.
2)	An increase in interest expense of approximately $63,200 primarily due to the interest on a significant amount of loans no longer being included in the capitalized cost of the Oil Extraction Plant due to the completion of the first phase of the construction of the Oil Extraction Plant.
3)	An increase in share based compensation of approximately $247,000 due to the vesting of common share purchase options granted to an officer and a director of the Company.
4)	An increase general and administrative expenses of $179,000, due to an increase in activity from the commencement of operations at the Oil Extraction Plant.

Results of Discontinued Operations for the periods ended August 31, 2016 and 2015

Fuel Operations

The Company completed the sale of its Branded Reseller Distribution Agreements and associated liabilities, which formed the basis of the Company’s fuel distribution operating segment, on December 17, 2014. On May 13, 2015, the Company completed the sale of its 100% interest in MCW Fuels.

As the Company had completed the sale of its fuel distribution segment by May 13, 2015, no disclosure of discontinued operations for the year ended August 31, 2016 was required.

B. Liquidity and Capital Resources

As at May 31, 2018, we had liquidity of approximately $245,242, which was composed entirely of cash. We also had a working capital deficiency of approximately $4,650,914 due to short term loans and accrued interest thereon which remains outstanding as of May 31, 2018. Approximately $2,500,000 of this debt was converted to equity subsequent to May 31, 2018. These loan funds were primarily used to relocate the plant to the TMC mineral lease site and to expand the production capacity of the plant to 1,000 barrels per day.

We continue to issue shares and borrow funds to fund the ongoing plant expansion and operations. Subsequent to May 31, 2018, in terms of various subscription agreements entered into with third parties, we raised additional proceeds of $232,000. Proceeds from these subscriptions were used for general working capital purposes and in relocation of the plant to the TMC mineral lease site.

On July 26, 2018, we announced the issuance of an aggregate of 2,765,115 common shares, and 1,232,150 common share purchase warrants, to 15 arm’s length parties, for gross proceeds of an aggregate US$1,832,600. Each warrant entitles the holder to acquire one of our common shares at an exercise price of US$1.50 per common share for 24 months from the date of issuance. The net proceeds will be used by us for use on our extraction technology in Asphalt Ridge, Utah, and for working capital.

Subsequent to May 31, 2018 up to June 28, 2018, in terms of various subscription agreements entered into with third parties, we had received an additional $232,000 in subscription receipts.

On June 1, 2018, warrants over 517,241 shares were exercised by one of our lenders, for gross proceeds of $162,931.

On June 11, 2018, several convertible debenture holders converted a total of $2,502,020 into shares of common stock at a conversion price of $0.59 per common share.

Subsequent to May 31, 2018, our Executive Chairman of the Board converted a total of $1,175,424 of loans and amounts owing to him into 1,992,244 shares of common stock at a conversion price of $0.59 per share. During April 2018, our Executive Chairman of the Board converted $774,387 of long term debt owed to him into 60 month convertible debentures, earning interest at 10% per annum and convertible into units at a conversion price of $1.09 per unit, each unit consisting of one share of common stock and a share purchase warrant convertible into one share of common stock at a conversion price of $1.30 per share.

On December 1, 2017 we announced we had successfully purchased oil extraction equipment valued approximately at $3,000,000 for a discounted price of $838,000.

On November 2, 2017, we entered into a loan agreement with the Chairman of the Board to receive funding up to a maximum of $2,000,000.

We are obligated to pay future advance royalty payments under the TMC Mineral Lease in addition to our obligation under the TMC Mineral Lease to build a second and third facility or expand production at our current facility. We also have additional obligations to pay $400,000 to FBCC to design and develop a BlockChain-powered supply chain management platform for the oil and gas industry. We currently anticipate funding the royalty payments and the $400,000 form cash generated from operations as well as a significant amount of the costs associated with the new facilities/ expansion. If the cash generated form operations is not sufficient to pay all of the foregoing, we will seek financing from either debt or equity private of public offerings. To date, we have no committed sources of financing and there can be no assurance that financing will be available when needed.

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On September 11, 2017, in order to fund the relocation of the plant and the expansion of the production capacity, we executed a memorandum of understanding with Deloro Energy LLC (the “Memorandum”). Under the terms of the Memorandum, Deloro agreed to loan us $10,000,000 USD in tranches which Deloro could, under the terms and conditions of the Memorandum, convert into an equity interest of up to 49% of PQE Oil and 49% of TMC, subject to regulatory and other approvals. As of May 31, 2018, Deloro had advanced the Company $3,650,982, of which $3,600,000 was converted to equity as described below, and the remaining $50,982 represented a non-refundable deposit. Deloro also agreed to advance a second tranche of $3,500,000 which was to take place prior to February 28, 2018 for a further economic royalty interest of 10% (a total of 35%) from PQE Oil and TMC, commencing and calculated from when the oil extraction plant achieves commercial production of at least 1,000 barrels per day. This tranche was not advanced. Deloro had also agreed to advance a third and final tranche of $3,950,000 on or before June 1, 2018 which will entitle Deloro to receive an additional economic royalty interest of 14% (a total of 49%) from PQE Oil and TMC, commencing and calculated from when the oil extraction plant achieves commercial production of at least 1,000 barrels per day. The Memorandum provided that if Deloro failed to make any of the advances under the Memorandum, PQE had the option to repurchase the royalty interests owned by Deloro within twelve months from the date of the failure to make the advance. In addition, the Memorandum provided that if Deloro fails to make all the advances by June 1, 2018, the advances made as of such date would convert to a loan payable, with interest at 5% per annum, by June 1, 2019. On May 23, 2018 the Memorandum was terminated and all further payment obligations of the parties were terminated, including our obligation to provide Deloro with an equity interest in PQE Oil and TMC. As consideration for the amount paid to us from Deloro, Deloro received 6,000,000 units, each unit comprised of one share and a three-year warrant to purchase one share of common stock at $0.91 per share.

On August 31, 2017, we issued a convertible secured note to an arm’s length lender for an aggregate principal amount of $565,000, including a 10% original issue discount of $56,500. The note bears interest at a rate of 5% per annum, which is payable and matures on October 31, 2018. At the option of the lender, the proceeds received on the note of $508,500, excluding the original issue discount of $56,500 is convertible into our units at a conversion price of US$0.29 (CAD$0.38) per unit. Each unit consists of one common share in our capital and one common share purchase warrant. Each warrant would entitle the lender to acquire one of our common shares at an exercise price of US$0.315 per common share until August 31, 2022. We have granted a security interest to the holder under a general security agreement covering all of our assets. The net proceeds will be used by us for working capital requirements. Concurrent with the closing, we repaid the outstanding principal of $400,000 plus accrued and unpaid interest thereon issued by us to the lender on April 8, 2016.

We continue to work on several other financing options to secure additional financing on reasonable terms. However, should we not be able to secure such funding its liquidity may not be sufficient to fund its operations, debt obligations and the capital needed to complete development of its Extraction Technology.

We have not paid any dividends on our common shares. We have no present intention of paying dividends on our common shares as we anticipate that all available funds will be reinvested to finance the growth of our business.

C. Research and Development, Patents and Licenses, etc.

We did not engage in any research and development activities during the last three financial years.

D. Trend Information.

For a discussion of trends in revenue, please see Item 5. Operating and Financial Review and Prospects.”

E. Off-Balance Sheet Arrangements.

We have not had any off balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

In addition to commitments otherwise reported in this MD&A, our contractual obligations as at May 31, 2018, include:

Contractual Obligations	Total ($ millions)	Up to 1 Year ($ millions)	2 – 5 Years ($ millions)	After 5 Years ($ millions)
Convertible Debentures [1]	2.48	2.48	-	-
Long-Term Debt [2]	1.82	0.50	1.32	-
Total Contractual Obligations	4.30	2.98	1.32	-

1.	Amount includes estimated interest payments. The recorded amount as at May 31, 2018 was approximately $2,480,000.
2.	Amount includes estimated interest payments. The recorded amount as at May 31, 2018 was approximately $1,500,000

Subsequent to May 31, 2018, the convertible debenture holders converted all of the convertible debt into 4,240,712 shares of common stock at a conversion price of $0.59 per common share.

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G. Safe Harbor

See “Cautionary Note Regrading Forward Looking Statements” on page 1

H. Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in our consolidated financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

The following is a summary of new standards, amendments and interpretations that are effective for annual periods beginning on or after January 1, 2016:

IFRS 11, Joint Arrangements (“IFRS 11”) – amendments

The amendments to IFRS 11 provide guidance on the accounting for acquisition of interests in joint operations constituting a business. The amendments require all such transactions to be accounted for using the principles on business combination accounting in IFRS 3, Business Combinations and other IFRS standards except where those principles conflict with IFRS 11.

IAS 1, Presentation of Financial Statements (“IAS 1”) - amendments

The amendments to IAS 1 enhance financial statement disclosures and presentation.

IAS 16, Property, Plant and Equipment (“IAS 16”) – amendment

The amendment to IAS 16 provides clarification of acceptable methods of depreciation and amortization.

IAS 38, Intangible Assets (“IAS 38”) - amendment

The amendment to IAS 38 provides clarification of acceptable methods of depreciation and amortization.

The application of the above amendments did not have any material impact on the consolidated financial statements presented.

The following is a summary of new standards, amendments and interpretations that have been issued but not yet adopted in these consolidated financial statements:

IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. We are currently evaluating the impact of the adoption of the amendments on its financial statements; however, the impact, if any, is not expected to be significant.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 16 Leases (IFRS 16”)

IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor IAS 17 Leases. IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC -15 Operating Leases – Incentives, and SIC – 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 Revenue from Contracts with Customers is also applied.

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IFRS 2 Share-based Payment (“IFRS 2”) – amendments

The amendments to IFRS 2 provide clarification and guidance on the treatment of vesting and non-vesting conditions related to cash-settled share-based payment transactions, on share-based payment transactions with a net settlement feature for withholding tax obligations, and on accounting for modification of a share-based payment transaction that changes its classification from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

We are currently assessing the impact that these new and amended standards will have on the condensed consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information about our executive officers, key employees and directors as of November 30, 2018.

Name	Age	Positions and Offices with the Registrant

Aleksandr Blyumkin	47	Executive Chairman and Chairman of the Board of Directors
David Sealock	58	Chief Executive Officer
Mark Korb	51	Chief Financial Officer
Gerald Bailey	77	Director and President
Vladimir Podlipskiy	55	Chief Technology Officer
Robert Dennewald	65	Director
Travis Schneider	45	Director

Biographies

The following are brief biographies of our officers and directors:

Aleksander Blyumkin, Executive Chairman and Chairman of the Board of Directors

Mr. Blyumkin has been our Executive Chairman since March 26, 2018 and the Chairman of our Board of Directors of our company and MCW Fuels, Inc. (formerly McWhirter Distributing Co. Inc.) since November 2006. He also has served as our Executive Chairman from December 12, 2012 to July 18, 2017 and as our Chief Executive Officer from July 2017 to March 26, 2018. Mr. Blyumkin has vast experience in the oil and fuel industry. He has owned and managed several ventures in the oil and fuel industry and has developed oil properties in Eastern Europe, Central Asia and, most recently, in the United States. Since 2011, Mr. Blyumkin has been the Chief Executive Officer of Dalex Industries, Inc., a developer and operator of gasoline service stations in California. Mr. Blyumkin studied Economics and International Relations at Odessa State University, Ukraine.

We selected Mr. Blyumkin to serve on our board because he vast experience in the oil and fuel industry.

David Sealock, Chief Executive Officer

Mr. Sealock has served as our Chief Executive Officer since March 26,2018. From January 2015 until joining our company, Mr. Sealock served as President of Autus Ventures, Inc. where he established equity financing processes for startup and intermediate oil and gas companies and managed strategic planning and portfolio optimization. Prior to that, from January 2017 until August 2017, he was Vice President of Research & Development at Petroleum Technology Alliance Canada (PTAC), a Canadian hydrocarbon industry association that serves as a neutral non-profit facilitator of collaborative R&D and technology development. There he managed the coordination and services to facilitate the implementation of specific methane related projects. From August 2014 until December 2015, Mr. Sealock served as President and Chief Operating Officer of Sulvaris. Inc. During his tenure at Sulvaris, he collaborated to deliver equity financing and JV financing to recommence project construction. From 2008 to 2014, Mr. Sealock was the Executive Vice President of Sunshine Oilsands, Ltd., and was promoted to President and Chief Executive Officer (Interim) from 2013 to 2014, where he managed daily operations for engineering, construction, technology, operations, regulatory, human resources, investor relations, health, safety & environment, marketing, supply chain management, IT & systems, and corporate governance. From 2007-2008 he was Vice President of MegaWest Energy Corp. (now Gravis Energy) and from 2006-2007 he was Senior Manager of Total E&P (formerly Deer Creek Energy, Ltd.), where he was charged with leading a large-scale business & digital transformation to integrate Deer Creek Energy’s technology infrastructure into Total’s enterprise-wide global infrastructure. Mr. Sealock holds a Bachelor’s Degree, Business Management and is a Registered Engineering Technologist with ASET.

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Mark Korb, Chief Financial Officer

Mark Korb has served as our Chief Financial Officer since August 2014. Mr. Korb has over 20-years’ experience with high-growth companies and experience taking startup operations to the next level. Since July 2011, First South Africa Management, a company for which Mr. Korb has served as the Chief Financial Officer since January 2010 has been providing consulting services to us, including the financial expertise required of public companies. First South Africa Management provides financial management and strategic management services to various companies.

From 2007 to 2009 Mr. Korb was the group chief financial officer and director of Foodcorp (Proprietary) Limited (“Foodcorp”), a multimillion dollar consumer goods company based in South Africa. In his role as chief financial officer, Mr. Korb delivered operational and strategic leadership for the full group financial function during a period of change including mergers, acquisitions and organic growth. As a board director he cultivated relationships with shareholders, bond holders, financial institutions, rating agencies, and auditors. Mr. Korb was also responsible for leading the group IT strategy and implementation and supervised 16 direct reports including 10 divisional financial directors. From 2001 to 2007 Mr. Korb was the group Chief Financial Officer of First Lifestyle, initially a publicly traded company on the Johannesburg Stock Exchange in South Africa which was then purchased by management which included Mr. Korb. He anchored the full group financial function with responsibility for mergers and acquisitions activity, successfully leading the process whereby the company was sold to Foodcorp mentioned above. Upon completion of the merger, Mr. Korb was appointed as the group Chief Financial Officer of Foodcorp. Mr. Korb is also the Chief Financial Officer to several other companies including, Icagen, Inc., a Delaware corporation engaged in pharmaceutical industry.

Gerald Bailey, President and Director

Dr. Bailey has over 50 years of experience in the international petroleum industry in all aspects, both upstream and downstream with specific Middle East skills and U.S. onshore/offshore sectors.  Dr. Bailey currently serves as our President, a position he has held since July 2017 when he resigned as our Chief Executive Officer. He previously served as our Chief Executive Officer from 2014 until July 2017 and has been a member of our Board of Directors since 2011. Dr. Bailey is currently the Chairman of Bailey Petroleum, LLC, a consulting firm for major oil and gas exploration/development corporations, a position he has held since 1997. In addition, Dr. Bailey is Chief Operating Officer of Indoklanicsa, Nicaragua (since 2012), and Vice Chairman, Trinity Energy Group, Inc. (since 2012) Dr. Bailey is retired from Exxon, lastly as President, Arabian Gulf.  During his Exxon career, he also served as the Assistant General Manager, Administration & Commercial, Abu Dhabi Onshore Oil Company; Operations Manager, Qatar General Petroleum Corp., Dukhan Operations and the Operations Manager, Qatar General Petroleum Corp., Umm Said Operations.  He was also the Operations Superintendent, Exxon Lago Oil, Aruba and has spent time in Libya as Operations Superintendent for Esso Standard, Libya, Brega, with experience in LNG and oil field production.  His earlier career included service with Texaco where he gained skills in oil additives and petrochemicals manufacturing.

Dr. Bailey holds a BS Degree in Chemical Engineering from the University of Houston, an MS Degree in Chemical Engineering from the New Jersey Institute of Technology, Newark, New Jersey, a PhD Degree from Columbia Pacific University, San Rafael, California and is a graduate of Engineering Doctoral Studies from Lamar University, Beaumont, TX.  He has written many articles, papers and studies on the oil industry, and has been a keynote speaker of many international industry conferences including the Money Show conference with his address, “The Future of Oil & Gas Developments,” and FreedomFest Conference, “Investing in Oil,” and also has appeared recently on national Chinese television discussing the “World Energy Outlook.” He is a member of the Middle East Policy Council, Society of Petroleum Engineers and the American Institute of Chemical Engineers.

We selected Dr. Bailey to serve on our board because he brings a strong business background to our Company and adds significant strategic, business and financial experience. Dr. Bailey’s business background provides him with a broad understanding of the issues facing our Company, the financial markets and the financing opportunities available to us.

Vladimir Podlipskiy, Chief Technology Officer

Mr. Podlipskiy has served as our Chief Technology Officer since May 2011. He has extensive experience as a researcher in many senior science disciplines, involved in oil extraction technologies, automobile care, household consumer and cosmetic products and research into mold remediation products, all with a focus on the utilization of benign solvents/solutions. Previously, he held research appointments in new product development for EMD Biosciences, Inc., (Merck KgaA, Darnstadt, Germany), and worked as Chief Chemist in Research & Development for Nanotech, Inc., Los Angeles, California, and as Chief Chemist for Premier Chemical, Compton, California. He is a former Premier Chemical Scientist at UCLA’s Department of Chemistry. Mr. Podlipskiy owns patents for innovative fuel additives and car care products and has authored several papers involving fuel re-formulator products and mold remediation. He is currently involved in research and development of new petroleum industry products, systems and technologies.

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Mr. Podlipskiy is the principal research scientist responsible for the development of Petroteq Energy Inc.’s technologies used in its various oil extraction programs in Utah, and has recently finalized all fabrication/assembly details for the company’s first oil sands extraction plant to be installed at Asphalt Ridge, Utah. He has worked extensively with a variety of suppliers from the U.S. and Eastern Europe in the planning and design stages of the extraction unit’s systems. He holds a PhD Degree in Bio-Organic Chemistry from the Institute of Bio-Organic Chemistry & Petroleum Chemistry, Kiev, Ukraine, and a Degree in MS-Organic Chemistry from the Department of Chemistry, Kiev State University, Kiev, Ukraine.

Robert Dennewald, Director

Mr. Dennewald has served as a member of our board since April 2015. He has been the Chairman of Business Federation Luxembourg (FEDIL) since 2006 and is a Vice President of the Luxembourg Chamber of Commerce. He is also a member of our Board of Directors of the Jean-Pierre Pescatore Charity Foundation. He is a director of ING Luxembourg S.A. and of Redline Capital Partners S.A., the president of investment fund EUREFI S.A. and the angel investor of Cleantech Company APATEQ and IT company e-Kenz. In 2006 he initiated, together with four financial partners, a MBO/LBO takeover of the Eurobeton Group. In 2010, through a secondary buy-out, he took a controlling interest in Eurobeton, which is a main supplier of building materials in Luxembourg with its subsidiary Chaux de Contern. Mr. Dennewald obtained a degree in civil engineering at the University of Liège (B).

We selected Mr. Dennewald to serve on our board because he brings a strong business background to our Company and adds significant strategic, business and financial experience. Mr. Dennewald’s business background provides him with a broad understanding of the issues facing us, the financial markets and the financing opportunities available to us.

Travis Schneider, Director

Mr. Schneider has served as a member of our board since December 2011. He has also served as Manager of Corporate Affairs for AgriMarine Holdings Inc. (“AgriMarine”) from October 2008 to present. AgriMarine was a publicly traded company on the TSXV and later on the Canadian Securities Exchange from 2009 until its acquisition by Dundee Corporation in 2015.

We selected Mr. Schneider to serve on our board because he brings a strong business background to our company and adds significant strategic, business and financial experience. Mr. Schneider’s business background provides him with a broad understanding of the issues facing us, the financial markets and the financing opportunities available to us.

Family Relationships

There are no family relationships between any of our directors or executive officers.

B. Compensation

Executive Compensation

The following table sets forth for the two years ended August 31, 2018 and August 31, 2017 the compensation awarded to, paid to, or earned by, our Chief Executive Officer and our other most highly compensated executive officer whose total compensation during such years exceeded $100,000. We refer to these officers as our “named executive officers.” Certain columns were excluded as the information was not applicable.

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Summary Compensation Table

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	All Other Compensation(2)	Stock Awards ($)		Option Awards ($)(7)		Total $

Aleksander Blyumkin	2018	240,000	-	18,000					258,000
Executive Chairman and former CEO(3)	2017	240,000	-	18,000					258,000

David Sealock	2018	50,670	-	-			765,231		815,901
Chief Executive Officer	2017	-	-	-			-		-

Gerald Bailey(4)	2018	-	-	-			1,600,447	(5)	-
Director, President and former CEO	2017	100,000	-	18,000					118,000

Mark Korb	2018	-	-	-					-
Chief Financial Officer	2017	90,000	-	-					90,000

Vladimir Podlipsky	2018	-	-	-			765,231	(6)	-
Chief Technology Officer	2017	-	-		74,380	(6)	-		74,380

(1)	The business address for each officer listed above is: Petroteq Energy Inc., 15165 Ventura Blvd., #200, Sherman Oaks, California 91403.

(2)	Mr. Blyumkin and Dr. Bailey have each earned $18,000 of director’s fees for the financial years ended August 31, 2018 and 2017. These fees have been accrued but have not been paid by us.

(3)	Mr. Blyumkin was appointed as our Chief Executive Officer on July 26, 2017, replacing Gerald Bailey.

(4)	Gerald Bailey resigned as Chief Executive Officer on July 26, 2017. He currently serves as our President and maintains a position on our Board of Directors. Mr. Blyumkin assumed the office of Chief Executive Officer upon Mr. Bailey’s resignation.

(5)	On November 30, 2017, Gerald Bailey was awarded ten year options exercisable for 475,000 shares of common stock at an exercise price of CDN2,27 per share. These options are immediately exercisable. On June 6, 2018, Gerald Bailey was awarded ten year options exercisable over 1,000,000 shares of Common stock at an exercise price of CDN$1.00 per share, these options vest annually over a four year period.

(6)	On June 6, 2018, Mr. Podlipsky was awarded ten year options exercisable for 1,000,000 shares of Common stock at an exercise price of CDN$1.00 per share, these options vest annually over a four year period. In 2017, Mr. Podlipsky was awarded 16,667 shares valued at $74,380 on the date of issue as compensation based on the success of the Extraction Technology.

(7)

The options issued to directors and officers on November 30, 2017 were valued at grant date using a Black Scholes valuation model. The assumptions used in the valuation were as follows: Weighted average exercise price of CDN$2.27, exercise price CDN$2.27, term of option: 10 years, risk free interest rate of 1.81% and computed volatility of the underlying stock of 196.9% and expected dividend yield of 0%.

The options issued to directors and officers on June 3, 2018 were valued at grant date using a Black Scholes valuation model. The assumptions used in the valuation were as follows: Weighted average exercise price of CDN$1.00, exercise price CDN$1.00, term of option: 10 years, risk free interest rate of 2.97% and computed volatility of the underlying stock of 190.2% and expected dividend yield of 0%.

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Outstanding Equity Awards at Fiscal Year-End

The table below reflects all outstanding equity awards made to each of the named executive officers that are outstanding at August 31, 2018.

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price	Option expiration date

Aleksander Blyumkin, Executive Chairman and former CEO(1)	33,334	-	$4.80	12/31/2018

Gerald Bailey,	475,000	-	$2.27	11/30/2027
Director, President and former CEO	-	1,000,000	$1.00	6/6/2028

Vladimir Podlipsky,
Chief Technology Officer	-	1,000,000	$1.00	6/6/2028

(1)	These common share purchase are warrants required by the TSXV to be included by us when calculating available room under our 2015 Option Plan. Mr. Blyumkin is the registered and beneficial holder of common share purchase warrants exercisable for 16,667 common shares, and he indirectly controls common share purchase warrants exercisable for 16,667 common shares through the Alex and Polina Blyumkin Family Trust, none of which are included in the chart above.

Narrative to Compensation Tables

Overview

During the financial years ended August 31, 2018 and 2017, our executive compensation program was administered by our Board of Directors. Our executive compensation program has the objective of attracting and retaining a qualified and cohesive group of executives, motivating team performance and aligning the interests of executives with the interests of our shareholders through a package of compensation that is simple and easy to understand and implement. Compensation under the program was designed to achieve both current and our long-term goals of and to optimize returns to shareholders. In addition, in order to further align the interests of executives with the interests of our shareholders, we have implemented share ownership incentives through incentive stock options. Our overall compensation objectives are in line with its peer group of oil sands technology companies with opportunities to participate in equity.

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In determining the total compensation of any member of senior management, our directors consider all elements of compensation in total rather than one element in isolation. Our directors also examine the competitive positioning of total compensation and the mix of fixed, incentive and share-based compensation.

Base Salary

While there is no official set of benchmarks that we rely on and there is no a defined list of issuers that we use as a benchmark, we make ourselves aware of, and are cognizant of, how comparable issuers in our business compensate their executives. Our peer group in connection with salary compensation consists of a sampling of other oil sands technology companies both private and public. The Executive Chairman and Chief Executive Officer review and update our directors on the peer group and other informal channels and compares the salaries offered by us against those of the peer group generally to ensure our salary compensation is within the range of expected annual base salary for the group.

Bonus Framework

While our directors believe that a well-balanced executive compensation program must simultaneously motivate and reward participants to deliver financial results while maintaining focus on long-term goals that track financial progress and value creation, during the fiscal years ended August 31, 2018 and 2017, we did not have in place an annual team bonus or discretionary individual bonus plan and we did not pay any bonuses.

Group Benefits

We do not offer a group benefits plan of any kind.

Perquisites and Personal Benefits

While we reimburse our executive officers for expenses incurred in the course of performing their duties as executive officers of our company, we did not provide any compensation that would be considered a perquisite or personal benefit to executive officers.

Equity Compensation

2019 Option Plan

Incentive stock options are currently granted under the 2019 Option Plan, a fixed number stock option plan approved by shareholders on November 23, 2018, which amended and replaced our 2018 Option Plan. Pursuant to the 2019 Option Plan our Board of Directors may from time to time, in its discretion and in accordance with the TSX requirements, grant to directors, officers and employees, as well as management company employees and consultants (as such terms are defined in Policy 4.4 as amended from time to time), non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 17,969,849, exercisable for a period of up to ten (10) years from the date of the grant. The number of common shares reserved for issuance to any individual director or officer of our company will not exceed 5% of the issued and outstanding common shares (2% in the case of optionees providing investor relations services to us) unless disinterested shareholder approval is obtained. The exercise price of any option granted pursuant to the 2019 Option Plan shall be determined by our Board of Directors when granted, but shall not be less than the Discounted Market Price (as such term is defined in Policy 4.4 as amended from time to time). Options granted pursuant to the 2019 Option Plan are non-assignable, except by means of a will or pursuant to the laws of descent and distribution.

The options may be exercised no later than 12 months following the date the optionee ceases to be a director, officer or consultant of our company, subject to the expiry date of such option. However, if the employment of an employee or consultant is terminated for cause no option held by such optionee may be exercised following the date upon which termination occurred.

Employment Agreements

We do not have any written employment agreements with any of our executive officers or other employees other than David Sealock, our Chief Executive Officer. On March 26, 2018, we entered into an employment agreement with David Sealock to serve as our Chief Executive Officer. For his services, Mr. Sealock is to receive a salary of $120,000 per annum. The employment agreement term continues indefinitely until terminated in accordance with its provisions. The employment agreement also includes confidentiality obligations, inventions assignments by Mr. Sealock as well as change in control, non-solicitation and post-termination restrictions regarding corporate opportunities.

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We may terminate the employment agreement and Mr. Sealock’s employment for Just Cause (as defined in the employment agreement) with 30 days’ notice to Mr. Sealock and without payment to him of any compensation or severance in lieu of notice past the 30 day notice period. Upon termination of employment for Just Cause, Mr. Sealock would only be entitled to any base salary due and owing up to the date of termination, all expenses properly incurred up to the date of termination in the carrying out of his duties and any accrued but unused vacation pay due and outstanding. We may also terminate the employment agreement and Mr. Sealock’s employment without Just Cause upon 15 business days’ notice to Mr. Sealock. Upon termination of employment without Just Cause, Mr. Sealock would receive any base salary due and owing up to the date of termination, a lump sum amount equal to $12,000, all expenses properly incurred up to the date of termination in the carrying out of his duties and any accrued but unused vacation pay due and outstanding. Mr. Sealock may terminate the employment agreement for Good Reason (as defined in the employment agreement) in the event of a Change of Control (as defined in the employment agreement) upon 15 business days’ notice to us. Upon termination of employment for Just Cause (as defined in the employment agreement), Mr. Sealock would be entitled to any base salary due and owing up to the date of termination, all expenses properly incurred up to the date of termination in the carrying out of his duties and any accrued but unused vacation pay due and outstanding.

For the purposes of the employment agreement with Mr. Sealock, the term “Just Cause” is defined as: (i) any matter that would constitute lawful just cause for dismissal from employment at common law; (ii) conviction of the executive of a criminal offence involving dishonesty or fraud or which is likely to injure our business or reputation; (iii) misappropriation of any of our property or assets; (iv) any breach by the executive of any term of his employment or the employment agreement which has not been cured within ten days of notice to the executive of such breach; (v) any information, reports, documents or certificates being intentionally furnished by the executive to our Board or any committee thereof which the executive knows to be either false or misleading either because they include or fail to include material facts; or (vi) failure to perform his duties in a diligent and reasonable manner.

The term “Good Reason” (which only applies to Change of Control event) is defined as: (i) a significant change (other than a change that is clearly consistent with a promotion) in his position or duties, responsibilities, title or office held by him with us; (ii) a material reduction of his salary, benefits or any other form of remuneration or any change in the basis upon which the executive’s salary, benefits or any other form of remuneration payable by us is determined or any failure by us to increase his salary, benefits or any other forms of remuneration payable by us in a manner consistent with practices in effect from time to time with respect to our senior executives, whichever is more favorable to him; (iii) any failure by us to continue in effect any benefit, bonus, profit sharing, incentive, remuneration or compensation plan, stock ownership or purchase plan, pension plan or retirement plan in which Mr. Sealock is participating or entitled to participate from time to time, or our taking any action or failing to take any action that would adversely affect his participation in or reduce his rights or benefits under or pursuant to any such plan, or our failing to increase or improve such rights or benefits on a basis consistent with practices with respect to our senior executives, whichever is more favorable to him; (iv) any breach by us of any material provision of the employment agreement; (v) the failure by us to obtain, in a form satisfactory to Mr. Sealock, an effective assumption of our obligations under the employment agreement by any successor to us; or (vi) the good faith determination by Mr. Sealock that we have requested he misrepresent information to external parties, vendors, shareholders or any other party.

The term “Change of Control” is defined as: (i) the sale to a person or acquisition by a person not affiliated with us of net assets from us having a value greater than 50% of the fair market value of our net assets determined on a consolidated basis prior to such sale; (ii) any change in the holding, direct or indirect, of our shares by a person not affiliated with us as a result of which such person, or a group of persons, or persons acting in concert, or persons associated or affiliated with any such person or group, are in a position to exercise effective control over us; (iii) any reconstruction, reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale or other transaction involving us where all of our shareholders immediately prior to such transaction hold greater than 50% of the shares of the Corporation or of the continuing corporation following completion of the transaction; or (iv) any event or transaction which our Board, in its discretion, deems to be a Change of Control.

Pursuant to a Technology Transfer Agreement, effective November 7, 2011, whereby we acquired from Vladimir Podlipskiy certain intellectual property rights relating to extracting bitumen from oil sands (the “Acquired Technology”), we also agreed to employ Mr. Podlipskiy to oversee and operate the Acquired Technology with the compensation of $120,000.00 per year for as long as the Acquired Technology is utilized by us. In consideration for the Acquired Technology, we issued to Mr. Podlipskiy’s designee 100,000 shares of our common shares and agreed to issue an additional 1,900,000 shares of our common shares on the date when our extraction facility at the TMC Mineral Lease in Vernal, Utah is assembled and tested. We further agreed to pay Mr. Podlipskiy upon the construction of a second plant utilizing the Acquired Technology and any plants thereafter using the Acquired Technology a royalty fee of 2% of gross sales if the price of heavy oil is below $60.00 per barrel; 3% of gross sales if the price of heavy oil is between $60.00 and $69.99 per barrel; 3.5% of gross sales if the price of heavy oil is between $70.00 and $79.99 and 4% of gross sales if the price of heavy oil is greater than $80.00.

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Director Compensation

The following table sets forth information for the fiscal year ended August 31, 2018 regarding the compensation of our directors who at August 31, 2018 were not also named executive officers.

Name	Fees Earned or Paid in Cash $	Option Awards $(3)	Other Compensation $	Total $
Robert Dennewald(1)	18,000	1,600,447	-	1,618,447
Travis Schneider(1)	18,000	1,600,447	-	1,618,447

1.	Mr. Schneider and Mr. Dennewald have each earned $18,000 of director’s fees for the financial year ended August 31, 2018. These fees have been accrued but have not been paid by us.

2.	On November 30, 2017, Mr. Schneider and Mr. Dennewald, were each awarded ten year options exercisable over 475,000 shares of common stock at an exercise price of CDN2,27 per share. These options are immediately exercisable. On June 6, 2018, Mr. Schneider and Mr. Dennewald were each awarded ten year options exercisable over 1,000,000 shares of Common stock at an exercise price of CDN$1.00 per share, these options vest annually over a four year period.

3.

The options issued to directors on November 30, 2017 were valued at grant date using a Black Scholes valuation model. The assumptions used in the valuation were as follows: Weighted average exercise price of CDN$2.27, exercise price CDN$2.27, term of option: 10 years, risk free interest rate of 1.81% and computed volatility of the underlying stock of 196.9% and expected dividend yield of 0%.

The options issued to directors on June 3, 2018 were valued at grant date using a Black Scholes valuation model. The assumptions used in the valuation were as follows: Weighted average exercise price of CDN$1.00, exercise price CDN$1.00, term of option: 10 years, risk free interest rate of 2.97% and computed volatility of the underlying stock of 190.2% and expected dividend yield of 0%.

Subsequent to August 31, 2017, options granted to purchase 29,998 common shares expired on November 11, 2017. On November 30, 2017, additional options to purchase 1,425,000 common shares were granted equally (475,000 each) to three of our directors, Gerald Bailey, Robert Dennewald and Travis Schneider. On June 6, 2018 additional options to purchase 3,000,000 common shares (1,000,000 each) were granted to our three directors, Gerald Bailey, Robert Dennewald and Travis Schneider.

C. Board Practices

Introduction

Our Board is elected by and accountable to our shareholders. The Board is responsible for setting our strategic direction and providing effective governance over our affairs in conjunction with overall supervision of our business with the view of maintaining shareholder value.

Corporate Governance Practices

We are a “foreign private issuer,” as defined by the SEC. As a result, we may rely on home country governance requirements and certain exemptions thereunder rather than complying with any U.S. exchange corporate governance standards. While we voluntarily follow most NASDAQ corporate governance rules, we may choose to take advantage of the following limited exemptions:

●	Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events.

●	Exemption from Section 16 rules requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades in a short period of time, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the NASDAQ requirement requiring disclosure of any waivers of the code of business conduct and ethics for directors and officers.

●	Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement to have independent director oversight of director nominations.

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We intend to follow Canadian. corporate governance practices in lieu of NASDAQ corporate governance requirements as follows:

●	We do not intend to follow NASDAQ Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Canadian law. In accordance with generally accepted business practice, our Articles of Association will provide alternative quorum requirements that are generally applicable to meetings of shareholders.

●	We do not intend to follow NASDAQ Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.

Although we may rely on certain home country corporate governance practices, if our common shares are listed on NASDAQ we will be required to comply with NASDAQ’s Notification of Noncompliance requirement (NASDAQ Rule 5625) and the Voting Rights requirement (NASDAQ Rule 5640). Further, we must have an audit committee that satisfies NASDAQ Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of NASDAQ Rule 5605(c)(2)(A)(ii).

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and NASDAQ listing rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

Board Structure and Composition

The Board currently consists of four directors, including two non-executive directors. The Executive Chairman of our Board is responsible for the management of the Board and its functions. Our bylaws stipulates that at least 25% of our directors must be residents of Canada unless the Board is comprised of less than four members and then one member must be a resident of Canada.

In a general meeting we may increase or reduce the maximum or minimum number of directors by ordinary resolution, but the minimum cannot be less than three. The directors may appoint any person as a director either to fill a casual vacancy or as an addition to the directors, but the total number of directors can never exceed the maximum number of 10. A newly appointed director must retire at the next meeting following our annual general meeting and, may submit himself or herself for and will be eligible for re-election at that meeting. At every annual general meeting one-third of the directors or, if their number is not a multiple of three then the next lowest whole number of directors divisible by three, but at minimum one will retire from office and be eligible for re-election. Notwithstanding the preceding sentences, each director will retire from office no later than at the third annual general meeting following his or her last election.

Remuneration Policy

All key executives are eligible to receive a base salary, post-employment benefits (including superannuation), fringe benefits (including provision of a motor vehicle or the payment of a car allowance where necessary), options and performance incentives. Performance incentives are generally only paid once predetermined key performance indicators have been met. Our executives and members of our Board based in Canada receive a superannuation guarantee contribution required by the government, which is currently 9% of base salary, and do not receive any other retirement benefits. Some individuals, however, have chosen to allocate part of their annual compensation to increase payments towards superannuation.

The employment terms and conditions for all of our executives and directors are formalized in contracts of employment or service contracts. For employees, terms of employment require that an executive contracted person be provided with a minimum of 3 months’ notice prior to termination of an employment or service contract. A contracted person deemed employed on a permanent basis may terminate their employment by providing at least 3 months’ notice. Termination payments are not payable on resignation or under the circumstances of unsatisfactory performance.

The remuneration of directors and key executives is determined by the Remuneration Committee on an annual basis. The Board’s policy is to remunerate non-executive directors at market rates for time, commitment and responsibilities. All remuneration paid to key management personnel is valued at the cost to us and expensed.

Code of Business Conduct and Ethics

In connection with the filing of this registration statement, we will adopt a Code of Business Conduct and Ethics applicable to our employees, executive officers and directors.

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Service Agreements

TSX Venture Corporate Governance

Non-Executive and Independent Directors

Canadian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the TSX Guide, the TSX recommends, but does not require, that a TSX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the TSX. Our Board currently has four members of which only two are a non-executive directors and we are deemed independent within the meaning of the TSX Guide and applicable Canadian regulations. Our Audit Committee consists of three directors, only two of which is a non-executive director. Accordingly, we currently do not comply with the recommendations with respect to Board or Audit Committee composition. Upon the effectiveness of this registration statement it is our intention to add one or more non-executive directors who will replace the executive director on our Audit Committee and following which we expect to comply with the Recommendations regarding Board composition.

Our Board does not have regularly scheduled meetings at which only independent directors are present. The Board does, however, meet regularly and independent directors are expected to attend all such meetings. Our practices are consistent with the Recommendations, in that the Recommendations do not provide that independent directors should meet separately from the Board.

Committees of the Board of Directors

Our Board has appointed only one standing committee.

Audit Committee.

Our Board has established an Audit Committee, which operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within our company and its subsidiaries. This includes internal controls to deal with the effectiveness executive team limit risk of fraud and ensure integrity of financial reporting. The Committee’s primary functions are to make recommendations to the Board on the efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. Our Board has delegated responsibility for establishing and maintaining a framework of internal control and ethical standards to the Audit Committee. The Audit Committee also provides our Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

The Board members comprising our Audit Committee are Alex Blyumkin, Travis S. Schneider and Robert Dennewald, only two of whom we deemed independent. The audit committee meets at least two times per year.

Corporate Governance Requirements Arising from Our U.S. Listing — the Sarbanes-Oxley Act of 2002, SEC Rules and the NASDAQ Capital Market Rules.

The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require all reporting companies, including foreign private issuers such as us, to comply with various corporate governance practices. In addition, if and when our common shares are listed on NASDAQ, we will be subject to the corporate governance requirements contained in the listing rules of NASDAQ, many of which are more stringent than those of The Sarbanes-Oxley Act of 2002. Upon effectiveness of this registration statement, we intend to comply fully with the Sarbanes-Oxley Act of 2002 and such rules adopted by the SEC, and, even if not yet required, the applicable listing standards of NASDAQ as are necessary in connection with our application to qualify for listing on NASDAQ. The status of our NASDAQ listing application is described in Item 9.C under the heading “Markets.” We further intend to take all actions necessary to maintain our compliance with such corporate governance requirements.

The NASDAQ Marketplace Rules include certain accommodations in the corporate governance requirements for foreign private issuers, such as us, that allow such companies to follow “home country” (in our case Canadian) corporate governance practices in lieu of the otherwise applicable NASDAQ corporate governance standards. The availability of such exceptions requires compliance with the NASDAQ Marketplace Rules, including Rule 5625, that we disclose each such NASDAQ Marketplace Rule that we do not follow and describe the home country practice we do follow in lieu of the relevant NASDAQ corporate governance standard. If and when our common shares are listed on the NASDAQ, we intend to continue to follow Canadian corporate governance practices in lieu of the corporate governance requirements of the NASDAQ Marketplace Rules in respect of the following:

●	Quorum at Shareholder Meetings. NASDAQ requires under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding common shares. Applicable Canadian Corporations laws and the TSX Listing Rules do not have an express requirement that each issuer listed on TSX have a quorum of any particular number of the outstanding common shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two persons who are entitled to vote and together hold 5% of our outstanding stock. We believe this quorum requirement is consistent with the requirements of the TSX and is appropriate and typical of generally accepted business practices in the United States.

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●	Independent Director Majority on Board/Meetings. The NASDAQ Marketplace Rules generally, and Rules 5605(b)(1) and (2) specifically, require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. Applicable TSX and other Canadian regulations do not require that a majority of corporate board members be independent as long as a company discloses this fact, nor do they require that independent directors meet separately from the board. Accordingly, even though we intend to add independent members to our Board in the future, they may not at all times constitute a majority of our directors and we do not intend to require our independent directors to meet separately from the full Board on a regular basis or at all. We believe that current practice in this regard is appropriate and typical of generally accepted business practices in the United States.

●	Director Independence. The definitions of what constitutes an independent director under Canadian law or TSX regulations are not identical with requirements relating to the roles and obligations of independent directors for all purposes under the NASDAQ Marketplace Rules or under SEC Rule 10(A)3 that defines independence for Audit Committee members. The TSX, unlike NASDAQ and the SEC, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status. Subject to provisions intended to maintain continuity of Audit Committee oversight by allowing existing members to remain on the Audit Committee temporarily if they do not meet the independence requirements, SEC Rule 10A-3 requires that all Audit Committee be independent as defined therein. NASDAQ Rule 5605(c) further defines director independence for purposes of establishing director qualifications to serve on a NASDAQ-listed company’s Audit and Compensation Committees. However, if foreign private issuers, such as us, comply with applicable home-country rules and regulations, including those related to director independence, and if directors serving on such a company’s Audit Committee meet the requirements of SEC Rule 10A-3, then the NASDAQ Marketplace Rules grant exceptions to its own more stringent rules related to director independence. We intend to rely on the permitted exceptions to the NASDAQ Marketplace Rules related director independence for purposes of qualifying directors to serve on our Audit Committee and Compensation Committee.

●	Audit Committee Composition. The NASDAQ requirements under Rule 5605(c)(2) stipulate that to qualify for listing on NASDAQ Capital Market, the audit committee must be comprised of three members, each of whom meets the independence requirements of NASDAQ Marketplace Rule 5605(a)(2). The NASDAQ and TSX audit committee requirements are not identical because the Canadian home-country rules do not require a minimum of three members to serve on the audit committee, nor do they require that all such directors be independent. Moreover, differences in the requirements of NASDAQ and TSX also arise because of the differences in the definitions of an independent director, as discussed above. We have an Audit Committee that is consistent with the requirements of the TSX Listing Rules; however, it is not typical of generally accepted business practices in the United States for NASDAQ listed companies. Although, our Audit Committee membership will, as of the effective date or this registration statement meet the requirements of SEC Rule 10A-3 and SEC Rule 10A-3(b)(2) in particular (which allow for an exemption for one director from the independence requirements for a period of 90 days from the date of effectiveness of this registration statement) . Other than our undertaking to continue to meet the requirements of regulations applicable in the United States and SEC Rule 10A-3, we intend to avail ourselves of the exemptions to the NASDAQ Marketplace Rules regarding audit committee composition.

●	Compensation Committee Composition. NASDAQ Marketplace Rule 5605(d)(2) stipulates that compensation of an issuer’s officers must be determined by, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. As noted above, we intend to rely on an exception to the NASDAQ Marketplace Rules that permits us to define director independence consistent with home-country practice rather than in accordance with NASDAQ Marketplace Rule 5605(a)(2). In addition, the NASDAQ compensation committee requirements are not identical to the TSX remuneration committee requirements because, while the applicable TSX listing standards recommend that listed companies establish a remuneration committee consisting of a majority of independent directors and an independent chairperson, they do not require that a company comply with this recommendation if it publicly discloses that it has not done so. We do not currently have a Compensation Committee and expect that future executive compensation will be determined by the full Board.

●	Director Nominations/Nominating Committee. NASDAQ Marketplace Rule 5605(e) requires that director nominees be selected to the board, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Applicable Canadian and TSX regulations do not impose such a requirement. We expect that future director nominations and selection will continue to be determined by our full Board, consistent with past practice and applicable rules in our home country.

Directors’ Service Contracts

We have not entered into any director or service agreements.

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Indemnification of Directors and Officers

In accordance with our bylaws, to the extent permitted by Canadian law, each member of our Board is indemnified by us against any liability incurred to another person (other than us or a related body corporate) except where the liability arises out of conduct involving a lack of good faith. Accordingly each director is indemnified against any liability for costs and expenses incurred by the director in defending proceedings, whether civil or criminal, in which judgment is given in favor of the director or in which the director is acquitted, or in connection with an application in relation to such proceedings in which a court grants relief to the officer under the Business Corporations Act (Ontario). We have entered into indemnification agreements with each of our directors. We also maintain insurance coverage for the benefit of our officers and directors. For the three fiscal years ended August 31, 2017, 2016 and 2015, respectively, and subsequently through the date hereof, we have not paid or become obligated to pay any indemnity claim related to any director and we there have been no claims against our directors and officers insurance policy.

D. Employees

As of August 31, 2018, we had 1 individual that performs services for us in Utah that qualifies as full-time employee. We currently also employ two contractors. We believe that our success will depend, in part, on our ability to attract and retain qualified personnel. We have never experienced a work stoppage due to labor difficulties and believe that our relations with our employees are good. None of our employees are represented by labor unions.

E. Share Ownership

Beneficial Ownership of Senior Management and Directors

The following table sets forth as of November 30, 2018, the number and percentage of the outstanding shares of common shares which, according to the information supplied to us, were beneficially owned by: (i) each person who is currently a director; (ii) each executive officer; (iii) all current directors and executive officers as a group; and (iv) each person who, to our knowledge, is the beneficial owner of more than 5% of the outstanding common shares. All shares reflect a 30-for-1 stock split that was effected on May 19, 2017.

Name and Address (1)	Number of Shares Beneficially Owned		Percentage of Outstanding shares owned (2)
Aleksandr Blyumkin, Director (Chairman) and Executive Chairman	5,204,332	(3)	5.9%
David Sealock, Chief Executive Officer	-		%
Gerald Bailey, Director and President	483,859	(4)	0.5%
Mark Korb, Chief Financial Officer	7,079	(5)	*
Vladimir Podlipskiy, Chief Technology Officer	16,667	(6)	* %
Robert Dennewald, Director	585,178	(7)	0.7%
Travis Schneider, Director	477,548	(8)	0.5%
All executive officers and directors as a group (7 persons)	6,774,663		7.6%

5% shareholders
Deloro Energy, LLC	12,000,000	(9)	12.7%
Bay Private Equity, Inc	4,700,000	(10)	5.1%

* Less than 1%

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(1)	The business address for each officer and director listed above is: Petroteq Energy Inc., 15165 Ventura Blvd., #200, Sherman Oaks, California 91403.

(2)	Based on 88,215,263 common shares outstanding as of September 30, 2018.

(3)	Mr. Blyumkin’s shareholding includes 3,932,463 common shares and a further 1,238,535 common shares held by seven entities in which Mr. Blyumkin has a controlling interest. Also includes 16,667 warrants held by Mr. Blyumkin and 16,667 warrants held by his family trust.

(4)	Includes 8,859 common shares and options exercisable for 1,475,000 common shares, of which 475,000 are vested and none vest within the next 60 days.

(5)	Is comprised of 7,079 common shares.

(6)	Is comprised of 16,667 common shares and options exercisable for 1,000,000 common shares, of which none are vested and none vest within the next 60 days.

(7)	Includes 110,178 common shares and options exercisable for 1,475,000 common shares, of which 475,000 are vested and none vest within the next 60 days.

(8)	Includes 2,548 common shares and options exercisable for 1,475,000 common shares, of which 475,000 are vested and none vest within the next 60 days.

(9)	Includes 6,000,000 common shares and 6,000,000 warrants exercisable for common shares, all of which are exercisable immediately. The beneficial owner is Deloro Energy, LLC whose registered address is 10497 Town & Country Way, Suite 700, Houston, Texas 77024.

(10)	Includes 950,000 common shares, warrants exercisable for 250,000 common shares and a convertible note, convertible into 3,000,000 common shares at a conversion price of $1.00 per share. The beneficial owner is Bay Private Equity, Inc whose registered address is 7250 Keele Street, Suite 410, Concord, Ontario L4K 1Z8.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

One shareholder known to us Aleksandr Blyumkin, our Executive Chairman, owned beneficially more than 5% of our outstanding common shares as of August 31, 2018. See Item 6.E under the heading “Directors, Senior Management and Employees – Share Ownership.”

As of August 31, 2018, 47,364,038 shares of our common stock representing 55.6% of our outstanding common shares were held in the United States by 188 holders of record.

None of the holders of our common shares has different rights from other shareholders.

B. Related Party Transactions

During April 2018, our Executive Chairman converted $774,387 of long-term debt into 60-month convertible debentures, earning interest at 10% per annum and convertible into units at a conversion price of $1.09 per unit, each unit consisting of one share of common stock and a share purchase warrant convertible into one share of common stock at a conversion price of $1.30 per share. The warrants expire the earlier of 24 months from issue date or the date of maturity of the convertible debenture.

We granted an aggregate of 8,350,000 stock options to officers, directors and consultants of our company at an exercise price of $1.00 per common share expiring on June 5, 2028 pursuant to our newly amended stock option plan, approved by our shareholders at the May 29, 2018 shareholder’s meeting.

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Key Management Personnel and Director Compensation

The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing, and controlling the activities of the Company, consist of the following amounts:

	Nine months ended
	May 31, 2018	May 31, 2017
Salaries, fees and other benefits	$484,800	$306,000
Share based compensation	2,505,647	15,992
	$2,990,447	$321,992

At May 31, 2018, $1,398,392 is due to members of key management and directors for unpaid salaries, expenses and directors’ fees (August 31, 2017 – $1,137,392).

Due to Director

During the nine months ended May 31, 2018 and the year ended August 31, 2018 and 2017, the Company received additional advances of $1,145,440 and $421,250 from various private companies controlled by the Chairman of the Board of Directors of the Company.

As of May 31, 2018, and August 31, 2017, the Company owed the Chairman of the Board the aggregate sum of $1,632,080 and $242,250, respectively.

The following table sets forth information for the fiscal year ended August 31, 2018 regarding the compensation of our directors who at August 31, 2018 were not also named executive officers.

Name	Fees Earned or Paid in Cash $	Option Awards $	Other Compensation $	Total $
Robert Dennewald(1)	18,000	1,600,447	-	1,618,447
Travis Schneider(1)	18,000	1,600,447	-	1,618,447

(1)	Mr. Schneider and Mr. Dennewald have each earned $18,000 of director’s fees for the financial year ended August 31, 2018. These fees have been accrued but have not been paid by us.

On November 30, 2017, additional options to purchase 1,425,000 common shares were granted to each of our three directors, Gerald Bailey, Robert Dennewald and Travis Schneider. On June 6, 2018, additional options to purchase 3,000,000 common shares were granted to each of our three directors, Gerald Bailey. Robert Dennewald and Travis Schneider.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each of the directors of the Corporation (other than the Named Executive Officers, whose disclosure with respect to incentive plan awards is set out above) as of August 31, 2018, (expressed in Canadian dollars):

Option-Based Awards Share-Based Awards

	Option-Based Awards			Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Travis Schneider	3,333	33.00	November, 11, 2017	Nil	N/A	N/A
Robert Dennewald	N/A	N/A	N/A	Nil	N/A	N/A

Incentive Plan Awards – Value Vested or Earned During the Year

No incentive plan awards vested or were earned by the directors of the Corporation (other than the Named Executive Officers,

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Outstanding Share Data

As at September 30, 2018, we had the following common shares, share purchase options, warrants and convertible securities outstanding:

Total common shares outstanding	88,215,263
Total common share purchase options*	9,858,333
Total common share purchase warrants	11,834,291
Total other securities reserved for issuance	3,603,579
Fully diluted shares outstanding	113,511,466

*	Includes 50,000 common share purchase warrants required by the TSXV to be included by the Corporation when calculating available room under the Corporation’s stock option plan.

Share Purchase Options

We have a 20% fixed number share option plan, most recently approved by the shareholders on May 29, 2018. Pursuant to this plan, we may grant up to 13,492,146 share purchase options to directors, officers, employees, and consultants. Such options are non-transferable, will have a maximum term of ten years and terminate 12 months (or other such shorter time as determined by the directors) following cessation of the optionee’s position with us, subject to the expiry date of such option. As at August 31, 2018, an aggregate of 9,858,333 share purchase options (including 50,000 warrants treated as incentive stock options by the TSXV) were outstanding:

Option Expiry Date	Option Exercise Price (CDN$)	Number of Options Outstanding
December 31, 2018	4.80	50,000
February 1, 2026	5.85	33,333
November 30, 2027	2.27	1,425,000
June 5, 2028	1.00	8,350,000
Total		9,858,333

The following table provides information as of August 31, 2018 regarding the number of Common Shares to be issued pursuant to equity compensation plans of the Corporation and the weighted-average exercise price of said securities:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b) (CAD$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	10,158,366	(1)	$10.95	3,633,813
Equity compensation plans not approved by securityholders
Total	10,158,366		$10.95	3,633,813

Notes:

(1)	Includes 50,000 common share purchase warrants required by the TSXV to be included by the Corporation when calculating available room under the Corporation’s stock option plan.

The securities (other than 50,000 common share purchase warrants noted above) referred to in the table above were granted under the 2018 Option Plan (or its predecessors plans).

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Share Purchase Warrants

As at August 31, 2018, an aggregate of 9,921,009 common share purchase warrants were outstanding, inclusive of the 50,000 common share purchase warrants required by the TSXV as noted above, as follows:

Expiry Date	Exercise Price	No. of Shares underlying Warrants
April 12, 2019	CDN$4.95	16,667
August 19, 2019	US$7.50	66,665
September 4, 2019	US$0.87	287,356
September 17, 2019	US$1.10	750,000
November 5, 2019	CDN$28.35	25,327
March 9, 2020	US$1.50	114,678
June 14, 2020	US$1.50	329,080
July 26, 2020	US$1.50	1,637,160
August 28, 2020	US$0.94	1,341,049
August 28, 2020	US$1.00	246,913
August 28, 2020	US$1.50	35,714
April 8, 2021	CDN$4.725	57,756
May 22, 2021	US$0.91	6,000,000
		11,834,290

Weighted average remaining contractual life	2.2 years
Weighted average exercise price	US$1.14

Other Securities Reserved for Issuance

We entered into an agreement with two debenture holders whereby they have agreed to convert a total of CDN$335,198 into 316,223 common shares at a conversion price of CDN$1.06.

On September 4, 2018, we entered into a convertible debt agreement for gross proceeds of $250,000 with one investor, the debt is convertible into 287,356 common shares at a conversion price of $0.87 per common share.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of all financial statements filed as part of this registration statement.

Legal Proceedings

From time to time, we are the subject of litigation arising out of our normal course of operations. While we assess the merits of each lawsuit and defends itself accordingly, we may be required to incur significant expenses or devote significant resources to defend ourselves against such litigation. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Except as disclosed in this paragraph, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware), which may have, or have had during the 12 months prior to the date of this registration statement, a significant effect on our and/or our financial position or profitability. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, management has no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position.

Dividend Distribution Policy

We have never paid cash dividends to our shareholders. Except as permitted by the Corporations Act, under our bylaws dividends may only be paid out of our profits. Any future dividend policy will be determined by the Board and will be based upon various factors, including our results of operations, financial condition, current and anticipated cash needs, future prospects, contractual restrictions and other factors as the Board may deem relevant.

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B. Significant Changes

On June 1, 2018 and July 11, 2018, an investor exercised warrants for 753,447 common shares at an exercise price of $0.315 per share for gross proceeds of $237,336.

Between June 11, 2018 and August 28, 2018, we issued an additional 14,544,709 common shares to investors for gross proceeds of $9,731,838 at prices ranging from $0.47 to $0.81.

Between June 25, 2018 and September 4, 2018, we issued an additional 2,821,809 common shares to settle outstanding debt of $1,866,709.

On July 5, July 31, and September 1, 2018, pursuant to the terms of an agreement entered into with a service provider, we issued 75,000 (25,000 at each date) common shares valued at $68,936.

On July 31, 2018, pursuant to the terms of an agreement entered into with an advisory board member, we issued 50,000 common shares valued at $38,420.

On September 4, 2018, we issued a convertible debt note amounting to $250,000 maturing on September 4, 2019 with a coupon of 10% per annum. The convertible debt is convertible into common shares at a conversion price of $0.87 per share. In conjunction with the issuance of the convertible debt note, we issued to the investor a one year warrant, expiring on September 4, 2019, to purchase 287,356 common shares at an exercise price of $0.87 per share. For information on any significant changes that may have occurred since the date of our annual financial statements, see “Item 5. Operating and Financial Review and Prospects.”

On September 6, 2018, we issued 1,234,567 common shares and warrants exercisable for 925,925 common shares at $1.01 until September 6, 2020 for gross proceeds of $1,000,000.

On September 20, 2018, we issued a convertible debt note amounting to $3,300,000 (including an original issue discount of $300,000) maturing on September 20, 2019 with a coupon of 5% per annum to one lender. We also entered into an unconvertible, unsecured line of credit of $9,500,000, bearing interest at 10% per annum and repayable on September 20, 2019. In connection with the unsecured line of credit, we issued the investor 950,000 shares of common stock as a commitment fee for the letter of credit. The initial draw down of the letter of credit by us was $100,000. In connection with the $3,300,000 convertible note, we issued a finder fee of 300,000 shares of common stock to a third party broker.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Quotations for our common shares are included in the Toronto Ventures Exchange Market TSQV under the symbol “PQE.V” The following table sets forth for the respective periods indicated the prices of the common shares in the market, as reported and summarized on the TSQV Market. Such prices are based on inter-dealer bid and ask prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

	High		Low

Fiscal Year 2018
First Quarter	CDN$2.40	USD$1.84	CDN$0.37	USD$0.28
Second Quarter	CDN$2.38	USD$1.82	CDN$1.13	USD$0.87
Third Quarter	CDN$2.08	USD$1.59	CDN$0.66	USD$0.51
Fourth Quarter	CDN$1.84	USD$1.41	CDN$0.91	USD$0.70

Fiscal Year 2017
First Quarter	CDN$0.39	USD$.31	CDN$0.115	USD$.091
Second Quarter	CDN$0.23	USD$.18	CDN$0.06	USD$.047
Third Quarter	CDN$1.00	USD$.79	CDN$0.025	USD$.020
Fourth Quarter	CDN$1.71	USD$1.35	CDN$0.345	USD$.027

Fiscal Year 2016
First Quarter	CDN$1.03	USD$.82	CDN$0.46	USD$.36
Second Quarter	CDN$0.67	USD$.53	CDN$0.145	USD$.11
Third Quarter	CDN$0.23	USD$.18	CDN$0.13	USD$.10
Fourth Quarter	CDN$0.19	USD$.15	CDN$0.12	USD$.095

At August 31, 2018, there were approximately 199 holders of record of our common shares.

Since inception, no dividends have been paid on the common shares. We intend to retain any earnings for use in its business activities, so it is not expected that any dividends on the common shares will be declared and paid in the foreseeable future.

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B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are listed and traded on the TSX Venture Exchange, or TSX. Our common shares are also traded on the Frankfurt Exchange and OTC Pink. We have applied to NASDAQ to have our common shares traded on NASDAQ, but it is unlikely that our application will be approved prior to the effective date of this Registration Statement. NASDAQ is continuing to review our application and qualifications and has advised us that at least the following conditions must be met in order to meet the applicable NASDAQ listing requirements, only some of which are within our control:

-	effecting the share consolidation (reverse stock split) that results in the trading price of our shares exceeding US$4.00;

-	achieving a market capitalization of our common shares of at least US$15 million (as calculated in accordance with the applicable NASDAQ Rules);

-	achieving a value of our shareholders’ equity of at least US$5 million;

-	appointment of at least one additional independent director; and

-	agreement of at least three NASDAQ-qualified broker-dealers to serve as market makers for our common shares.

In addition to the above conditions, NASDAQ may require that we meet additional conditions about which we are not yet aware.

As we do not expect to meet the requirements of NASDAQ prior to the time of effectiveness of this registration statement, we are seeking to have our common shares trade over the counter in the FINRA-administered OTCQX market. Upon effectiveness of this registration statement, we believe we will meet all of the requirements for our common shares to be traded by market-maker participants in the OTCBB market. We will continue our efforts to qualify for NASDAQ listing as soon as practicable.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Authorized/Issued Capital

Our authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value. There are currently no preferred shares outstanding.

Common Shares

The holders of common shares are entitled to vote at all meetings of our shareholders except meetings at which only holders of another specified class or series of shares are entitled to vote. The holders of common shares are entitled to receive dividends as and when declared by the Board, subject to the dividend entitlements of the holders of preferred shares, if any. After payment to the holders of preferred shares of the amount to which they may be entitled, and after payment of all outstanding debts, the holders of common shares are entitled to receive our remaining property upon the liquidation, dissolution or winding-up thereof.

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No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. The common shares must be issued as fully-paid and non-assessable, and are not subject to further capital calls by us. All of the common shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up of our company and entitlement to dividends.

Common shares are transferable at the offices of our transfer agent and registrar, Computershare Investor Services Inc., 500 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

There are no restrictions in our charter documents on the free transferability of the common shares.

Preferred Shares

We do not currently have any preferred shares outstanding. We are authorized to issue an unlimited number of preferred shares, issuable in one or more series. For each series of preferred shares the Board has the authority to fix the number of shares of such series and to determine the designation, rights, privileges, restrictions, and conditions attaching to such series, including: the rate or amount of or method of calculating preferential dividends, whether dividends will be cumulative or non-cumulative, the payment dates, whether the shares will be redeemable, and if so, the redemption price and terms and conditions of redemption, any voting rights, any conversion rights, any sinking fund, any purchase fund or other provisions and the amount payable on return of capital in the event of the liquidation, dissolution or winding-up of our company.

Shares Not Representing Capital

None.

Shares Held by Company

None.

History of Share Capital

As at August 31, 2018, there were 85,163,631 common shares issued and outstanding, which are listed for trading on the TSXV, and 9,858,333 stock options were outstanding under the 2018 Option Plan (or its predecessors plans). See Item 6.B “Compensation – Stock Plan” for additional information regarding the 2018 Option Plan (or its predecessors plans).

The number of outstanding common shares at the end of Fiscal 2018 (August 31, 2018), Fiscal 2017 (August 31, 2017), and Fiscal 2016 (August 31, 2016) were as follows: 85,163,631 shares: 54,220,699 shares, and 6,723,167 shares, respectively. There were 54,220,699 common shares outstanding at the beginning of Fiscal 2018 and 85,163,631 common shares outstanding at the end of Fiscal 2018. There were 6,723,167 common shares outstanding at the beginning of Fiscal 2017 and 54,220,699 common shares outstanding at the end of Fiscal 2017. There were 2,020,765 common shares outstanding at the beginning of Fiscal 2016 and 6,723,167 common shares outstanding at the end of Fiscal 2016.

As at the end of Fiscal 2018, 113,331 stock options were outstanding under the 2017 Stock Plan (or its predecessors plans).

The following sets forth information regarding our share capital issuances during the last three years. We have not issued any preferred shares. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering. On May 5, 2017, we consolidated our common shares on 1-for-30 basis. The number of common shares issued and outstanding set forth below have been retroactively adjusted for this consolidation.

1.	On September 2, 2015, we issued 28,069 common shares in satisfaction of $365,449 of indebtedness owed to arm’s length service providers and officers/directors for sitting fees.
2.	On September 22, 2015, we issued 9,562 common shares in satisfaction of $259,893 of indebtedness owed to an arm’s length service provider.
3.	On September 25, 2015, we issued 6,331 common shares pursuant to the conversion of $150,000 of a note originally issued on November 5, 2014.
4.	On October 9, 2015, we issued 6,331 common shares pursuant to the conversion of $105,556 of a note originally issued on November 5, 2014 and the conversion of $44,444 of a note originally issued on November 24, 2014.
5.	On October 22, 2015, we issued 3,333 common shares in satisfaction of $84,000 of indebtedness owed to an arm’s length service provider.
6.	On October 23, 2015, we issued 1,690 common shares in satisfaction of $40,000 of indebtedness owed to an arm’s length service provider.

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7.	On October 30, 2015, we issued 33,143 common shares in satisfaction of $552,987 of indebtedness owed to an arm’s length lender pursuant to a note originally issued on November 24, 2014.
8.	On November 25, 2015, we issued 3,333 common shares in satisfaction of $60,000 of indebtedness owed to an arm’s length service provider.
9.	On January 19, 2016, we issued 190,971 common shares to Mr. Blyumkin in consideration for him personally guaranteeing three loans to us in an aggregate amount of $16,500,000.
10.	On February 1, 2016, we issued 3,745 common shares in satisfaction of $35,000 of indebtedness owed to Mark Korb.
11.	On February 19, 2016, we issued 31,124 common shares to Robert Dennewald for gross proceeds of $100,000.
12.	On February 24, 2016, we issued 62,080 common shares in satisfaction of $160,000 of indebtedness owed to two arm’s length service providers.
13.	On February 25, 2016, we issued 200,754 common shares to a lender in consideration for agreeing to extend the maturity of a $3,500,000 loan.
14.	On March 7, 2016, we issued 12,976 common shares pursuant to a private offering for gross proceeds of $35,000.
15.	On March 23, 2016, we issued 882,454 common shares in satisfaction of $2,447,478 of indebtedness owed pursuant to two arm’s length loans.
16.	On March 24, 2016, we issued 85,160 common shares in satisfaction of $236,411 of indebtedness owed pursuant to two loans with Mr. Blyumkin.
17.	On March 28, 2016, we issued 9,268 common shares pursuant to a private offering for gross proceeds of $25,000.
18.	On April 1, 2016, we issued 31,386 common shares pursuant to a private offering for gross proceeds of $85,000.
19.	On April 4, 2016, we issued 22,524 common shares pursuant to a private offering for gross proceeds of $61,000.
20.	On April 5, 2016, we issued 33,333 common shares pursuant to a private offering for gross proceeds of $110,000.
21.	On April 13, 2016, we issued 34,659 common shares in satisfaction of $129,298 of indebtedness owed to an arm’s length service provider.
22.	On April 25, 2016, we issued 22,991 common shares in satisfaction of $55,556 of indebtedness owed pursuant to pursuant to a secured note issued pursuant to a securities purchase agreement dated December 15, 2016.
23.	On April 25, 2016, we issued 43,847 common shares in satisfaction of $150,000 of indebtedness owed to an arm’s length service provider.
24.	On May 11, 2016, we issued 36,666 common shares in satisfaction of $185,000 of indebtedness owed to two arm’s length service providers.
25.	On May 16, 2016, we issued 7,560 common shares in satisfaction of $20,000 of indebtedness owed to an arm’s length service provider.
26.	On May 25, 2016, we issued 10,000 common shares in satisfaction of $90,000 of indebtedness owed to an arm’s length service provider.
27.	On May 30, 2016 and June 8, 2016, we issued 666,666 common shares in satisfaction of $2,500,000 of indebtedness owed to an arm’s length lender pursuant to a promissory note dated September 8, 2015.
28.	On June 3, 2016, we issued 23,809 common shares pursuant to a private offering for gross proceeds of $75,000.
29.	On June 10, 2016, we issued 64,411 common shares in satisfaction of CDN$217,289 of indebtedness owed to two arm’s length service providers.
30.	On June 24, 2016, we issued 16,666 common shares pursuant to a private offering for gross proceeds of $50,000.
31.	On August 19, 2016, we issued 1,989,943 common shares (and warrants to purchase 66,666 common shares at $7.50 per share for three years) pursuant to our acquisition of 57.3% of all issued and outstanding shares of Accord.
32.	On August 23, 2016, we issued 123,897 common shares in satisfaction of $396,748 of indebtedness owed pursuant to two loans ($130,602) with Mr. Blyumkin and one ($266,146) with an arm’s length lender.
33.	On September 15, 2016, we issued 31,776 common shares in satisfaction of $110,000 of indebtedness owed to two arm’s length service providers.
34.	On October 21, 2016, we issued 14,439 common shares (and warrants to purchase 14,439 common shares at CDN$4.725 per share until April 8, 2021) pursuant to the conversion of $50,000 of a note originally issued on April 8, 2016.
35.	On November 8, 2016, we issued 43,317 common shares (and warrants to purchase 43,317 common shares at CDN$4.725 per share until April 8, 2021) pursuant to the conversion of $150,000 of a note originally issued on April 8, 2016.
36.	On November 17, 2016, we issued 12,491 common shares pursuant to a private offering for gross proceeds of $65,000.
37.	On November 17, 2016, we issued 24,697 common shares in satisfaction of $157,205 of indebtedness owed to three arm’s length service providers and lenders.
38.	On January 17, 2017, we issued 16,666 common shares to Vladimir Podlipsky, our Chief Technology Officer, in pursuant to Restricted Stock Agreement dated April 13, 2012 executed pursuant to a Technology Transfer Agreement, wherein we agreed to issue Mr. Podlipsky 16,666 common shares upon the successful installation and testing of our oil sands extraction technology to our satisfaction.
39.	On February 3, 2017, we issued 63,332 common shares in satisfaction of CDN$135,373 of indebtedness owed to an arm’s length service provider.
40.	On February 24, 2017, we issued 669,760 common shares to an arm’s length lender pursuant to the conversion of $2,300,000 of a $3,500,000 loan contemplated in a loan agreement dated February 9, 2015, as amended.

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41.	On April 21, 2017, we issued 33,333 common shares in satisfaction of $37,500 of indebtedness owed to an arm’s length service provider.
42.	On April 21, 2017, we issued 336,341 common shares pursuant to a private offering for gross proceeds of $441,464 (including $315,000 from Mr. Blyumkin).
43.	On April 24, 2017, we issued 24,027 common shares pursuant to a private offering for gross proceeds of $35,000.
44.	On June 12, 2017, we issued 83,333 common shares to Recruiter.com, Inc. in exchange for a 25% equity interest in the joint venture entity formed pursuant to a joint venture agreement made as of November 11, 2016, between us, Recruiter.com, Inc. and Advance Media Solutions-Venture Company.
45.	On July 10, 2017, we issued 220,588 common shares pursuant to a private offering for gross proceeds of $75,000.
46.	On July 11, 2017, we issued 31,083,281 common shares in satisfaction of $12,189,956 of indebtedness owed to several lenders (including 1,746,824 common shares in satisfaction of $620,277 of indebtedness owed to Mr. Blyumkin).
47.	On August 10, 2017, we issued 58,593 common shares to Robert Dennewald for gross proceeds of $15,000.
48.	On August 14, 2017, we issued 60,000 common shares in satisfaction of $50,000 of indebtedness owed to an arm’s length service provider.
49.	On August 22, 2017, we issued 14,391,330 common shares in satisfaction of $3,215,625 of indebtedness owed to three arm’s length lenders pursuant to the assignment of a promissory note dated March 18, 2016.
50.	On August 23, 2017, we issued 320,000 common shares in satisfaction of $99,840 of indebtedness owed to an arm’s length service provider.
51.	On August 30, 2017, we issued 42,000 common shares pursuant to a private offering for gross proceeds of $10,080.
52.	On September 27, 2017, we issued 334,615 common shares pursuant to a private offering for gross proceeds of $87,000.
53.	On October 20, 2017, we issued 100,000 common shares pursuant to a private offering for gross proceeds of $26,000.
54.	On November 8, 2017, we issued 754,461 common shares pursuant to a private offering for gross proceeds of $203,704.
55.	On December 19, 2017 and January 22, 2018, we issued an aggregate of 517,241 common shares (and warrants to purchase 517,241 common shares at $0.315 per share until August 31, 2022) pursuant to the conversion of $150,000 of a note originally issued on August 31, 2017.
56.	On January 10, 2018 and January 22, 2018, we issued an aggregate of 517,241 common shares (and warrants to purchase 517,241 common shares at $0.315 per share until August 31, 2022) pursuant to the conversion of $150,000 of a note originally issued on August 31, 2017.
57.	On January 25, 2018, we issued 253,802 common shares pursuant to a private offering for gross proceeds of $180,200.
58.	On January 29, 2018, we issued 870,369 common shares pursuant to a private offering for gross proceeds of $922,591.
59.	On February 9, 2018, we issued an aggregate of 517,241 common shares (and warrants to purchase 517,241 common shares at $0.315 per share until August 31, 2022) pursuant to the conversion of $150,000 of a note originally issued on August 31, 2017.
60.	On March 9, 2018, we issued 222,203 common shares (and warrants to purchase 114,678 common shares at $1.50 per share for 24 months) pursuant to a private offering for gross proceeds of $225,000.
61.	On March 13, 2018, we issued 932,893 common shares (592,385 common shares in satisfaction of $613,750 of indebtedness and 340,508 common shares in satisfaction of CAD340,508 of indebtedness) to five arm’s length service providers.
62.	On March 16, 2018, we issued 250,000 common shares pursuant to the partial exercise, at $0.315 per share, of a warrant issued on December 19, 2017.
63.	On April 11, 2018, we issued 250,000 common shares pursuant to the partial exercise, at $0.315 per share, of a warrant issued on December 19, 2017.
64.	On April 19, 2018, we issued 500,000 common shares pursuant to the exercise, at $0.315 per share, of a warrant issued on January 10, 2018.
65.	On May 8, 2018, we issued 493,242 common shares in satisfaction of $365,000 of indebtedness owed to two arm’s length lenders pursuant to debentures originally issued on October 10, 2014, as amended.
66.	On May 8, 2018, we issued 500,000 common shares in satisfaction of $795,000 of indebtedness to an arm’s length service provider.
67.	On May 22, 2018, we issued an aggregate of 201,724 common shares (and warrants to purchase 201,724 common shares at $0.315 per share until August 31, 2022) pursuant to the conversion of $58,500 of a note originally issued on August 31, 2017.
68.	On May 2, 2018, we issued 6,000,000 common shares (and warrants to purchase 6,000,000 common shares at $0.91 per share for three years) pursuant to a private offering for gross proceeds of $3,600,000.
69.	On May 24, 2018, we issued 25,000 common shares in satisfaction of $17,500 of indebtedness owed to an arm’s length service provider.
70.	On May 30, 2018, we issued 25,000 common shares in satisfaction of $17,500 of indebtedness owed to an arm’s length service provider.
71.	On May 30, 2018, we issued 25,000 common shares to a member of our advisory board pursuant to an advisory board agreement entitling the holder to 100,000 common shares in three installments from May to September.
72.	On June 1, 2018, we issued 517,241 common shares pursuant to the exercise, at $0.315 per share, of a warrant issued on February 9, 2018.

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73.	On June 11, 2018, we issued 4,799,799 common shares pursuant to a private offering for gross proceeds of $2,807,022.
74.	On June 14, 2018, we issued 764,740 common shares (and warrants to purchase 329,080 common shares at $1.50 per share for two years) pursuant to a private offering for gross proceeds of $472,200.
75.	On June 25, 2018, we issued 1,992,244 common shares to Mr. Blyumkin in satisfaction of $1,175,424 of indebtedness owed to Mr. Blyumkin for reimbursement of company expenses.
76.	On June 28, 2018, we issued 292,893 common shares pursuant to a private offering for gross proceeds of $202,100.
77.	On July 5, 2018, we issued 25,000 common shares to a consultant pursuant to an independent contractor agreement entitling the holder to 25,000 common shares in three installments at the end of each month commencing in June.
78.	On July 11, 2018, we issued 236,206 common shares pursuant to the exercise, at $0.315 per share, of a warrant issued on January 22, 2018 and a warrant issued on May 22, 2018.
79.	On July 26, 2018, we issued 2,765,115 common shares (and warrants to purchase 1,637,160 common shares at $1.50 per share for two years) pursuant to a private offering for gross proceeds of $1,832,600.
80.	On July 31, 2018, we issued 50,000 common shares to a member of our advisory board pursuant to an advisory board agreement entitling the holder to 100,000 common shares in three installments from May to September.
81.	On July 31, 2018, we issued 25,000 common shares to a consultant pursuant to an independent contractor agreement entitling the holder to 25,000 common shares in three installments at the end of each month commencing in June.
82.	On August 2, 2018, we issued 287,500 common shares in satisfaction of $230,000 of indebtedness owed to an arm’s length service provider.
83.	On August 28, 2018, we issued 5,922,162 common shares (and warrants to purchase 1,623,676 common shares at exercise prices ranging from US$0.94 to US$1.50 per share for two years) pursuant to a private offering for gross proceeds of $4,417,916.
84.	On September 1, 2018, we issued 25,000 common shares to a consultant pursuant to an independent contractor agreement entitling the holder to 25,000 common shares in three installments at the end of each month commencing in June.
85.	On September 4, 2018, we issued 542,065 common shares in satisfaction of $411,285 of indebtedness owed to two arm’s length service providers (205,194 shares for $162,000) and Mr. Blyumkin (336,871 for $249,285).
86.	On September 4, 2018, we issued a convertible unsecured debenture of the Company for principal amount of $250,000 and warrants to purchase 287,356 common shares at an exercise price of $0.87 per share for one year, to an arm’s length lender. The debenture has a term of one year and bears interest at a rate of 10% per annum and at the option of the holder the principal amount of the debenture is convertible at $0.87 per share into up to 287,356 common shares.
87.	On September 6, 2018, we issued 1,234,567 common shares (and warrants to purchase 925,925 common shares at an exercise price of $1.01 per share for two years) pursuant to a private offering for gross proceeds of $1,000,000.
88.	On September 20, 2018, we issued secured convertible debentures with a face value of $3,300,000 (including an original issue discount of $300,000) to a third party investor for gross proceeds of $3,000,000, the Convertible debenture bears interest at 10% per annum and has a maturity date, twelve months from the date of issuance. In conjunction with the issuance we issued 950,000 shares of common stock to the investor and a further 300,000 shares to a third party broker. We also issued 1 year warrants exercisable over 750,000 shares of common stock at an exercise price of $1.10 per share.

Transfer Agent and Registrar

Our transfer agent and registrar is Computershare Investor Services Inc., 500 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

B. Articles

We were incorporated as “AXEA Capital Corp.” on January 4, 2008 pursuant to the Business Corporations Act (British Columbia). On October 15, 2012, MCW Energy Group Limited (“MCW NB”), a corporation incorporated in the Province of New Brunswick, completed a reverse acquisition of AXEA Capital Corp. (the “RTO”) and as a result MCW NB became a wholly owned subsidiary of AXEA Capital Corp. which also changed its name from “AXEA Capital Corp.” to “MCW Enterprises Ltd.” Pursuant to articles of continuance filed on December 7, 2012, MCW NB changed its jurisdiction of governance by continuing from the Province of New Brunswick into the Province of Ontario. Pursuant to articles of continuance filed on December 12, 2012, MCW Enterprises Ltd. changed its jurisdiction of governance by continuing from the Province of British Columbia into the Province of Ontario and changed its name to MCW Enterprises Continuance Ltd. Pursuant to a certificate of amalgamation dated December 12, 2012, MCW Enterprises Continuance Ltd. and MCW NB amalgamated in the Province of Ontario and continued under the name “MCW Energy Group Limited”. Pursuant to articles of amendment filed on May 5, 2017, we changed our name from “MCW Energy Group Limited” to “Petroteq Energy Inc.”.

Bylaws

The bylaws are subject to the Articles and the Business Corporations Act (Ontario). The bylaws cannot override many of the key provisions contained in the Business Corporations Act (Ontario).

Purposes and Objects

As a corporation we have all the rights, powers and privileges of a natural person. Our Articles and bylaws do not provide for or prescribe any specific objects or purposes.

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The Powers of the Directors

Under the provision of our bylaws our directors may exercise all the powers of our company in relation to:

Management of Company

The business is managed by the directors who may exercise all the powers of our company that are not by the Business Corporations Act (Ontario) or by this constitution required to be exercised by shareholders in general meeting subject nevertheless to any provision of this constitution and to the provisions of the Business Corporations Act (Ontario).

Approval to Significant Changes

Material acquisitions and dispositions are subject to the approval of the TSXV and may be subject to the approval of our shareholders. In addition, pursuant to the Business Corporations Act (Ontario) a shareholder vote is required with respect to certain decisions that are seen as fundamental to the corporation’s purpose or existence, including the requirement that a sale of “all or substantially all” of the corporation’s assets must be approved by a special resolution of shareholders, being approval of two-thirds of the votes cast in person or by proxy.

Rights attached to our common shares

All shares on issue by us are common shares and as such the rights pertaining to these common shares are the same. There are no common shares which have superior or inferior rights. We do not currently have any preferred shares outstanding.

All our outstanding common shares are validly issued, fully paid and non-assessable. The rights attached to our common shares are as follows:

Dividend Rights. The directors may declare that a dividend be paid to the members according to the shareholders’ pro rata shareholdings and the directors may fix the amount, the time for payment and the method of payment. No dividend is payable except in accordance with the Business Corporations Act (Ontario) as amended from time to time and no dividend carries interest as against us.

Voting Rights. Holders of common shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, or by proxy, attorney or representative appointed pursuant to our bylaws. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, the required quorum consists of any two members holding 5% of the shares entitled to vote at the meeting present in person, or by represented by proxy. The meeting is dissolved if a quorum is not present within a reasonable time, provided the shareholders present may adjourn the meeting to a fixed time and place.

To be adopted, a resolution requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy, or by written ballot and voting thereon

Rights in the Event of Liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, and the passing of a special resolution giving effect to the following, our assets will be distributed to the holders of common shares in proportion to the capital at the commencement of the liquidation paid up or which ought to have been paid up on the shares held by them, respectively. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights, such as the right in winding up to payment in cash of the amount then paid up on the share, and any arrears of dividend in respect of that share, in priority to any other class of shares.

Changing rights attached to common shares

In order to change the rights of our shareholders with respect to certain fundamental changes as described in Section 168 of the Business Corporations Act (Ontario), we would need to amend our Articles to effect the change. Such an amendment would require the approval of holders of two-thirds of the votes of our common shares, and any other shares carrying the right to vote at any general meeting of our shareholders, cast at a duly called special meeting. The Business Corporations Act (Ontario) also provides that a sale, lease or exchange of all or substantially all of the property of a corporation other than in the ordinary course of business of the corporation likewise requires the approval of the shareholders at a duly called special meeting. For such fundamental changes and sale, lease and exchange, a shareholder is entitled under the Business Corporations Act (Ontario) to dissent in respect of such a resolution amending the Articles and, if the resolution is adopted and we implements such changes, demand payment of the fair value of the shareholder’s common shares.

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Annual and Special Meetings

The Business Corporations Act (Ontario) provides that the directors of a corporation shall call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. The Business Corporations Act (Ontario) also provides that, in the case of an offering corporation, the directors shall place before each annual meeting of shareholders, the financial statements required to be filed under the Securities Act (Ontario) and the regulations thereunder relating to the period that began immediately after the end of the last completed financial year and ended not more than six months before the annual meeting and the immediately preceding financial year, if any.

The Board has the power to call a special meeting of shareholders at any time.

Notice of the date, time and location of each meeting of shareholders must be given not less than 21 days or more than 50 days before the date of each meeting to each director, to the our auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.

Notice of a meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements, reports of the directors or auditor, setting or changing the number of directors, the election of directors and reappointment of the incumbent auditor, must state the general nature of the special business in sufficient detail to permit the shareholder to form a reasoned judgment on such business, must state the text of any special resolution to be submitted to the meeting, and must, if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it, a copy of the document or state that a copy of the document will be available for inspection by shareholders at our records office or another accessible location.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, our directors and our auditor. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

Limitations on the Rights to Own Securities in Our Company

No share may be issued until it is fully paid.

Neither Canadian law nor our Articles or bylaws limit the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company, and the value of our assets were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment our company was not controlled by WTO Investors). An investment in our common shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment our company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company and the value of our assets equaled or exceeded certain threshold amounts determined on an annual basis.

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state-owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business.

The 2018 threshold for WTO investors that are SOEs will be CDN$398 million based on the book value of the Canadian business’ assets, up from CDN$379 million in 2017.

The 2018 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors (CDN$1 billion) and private sector trade-agreement investors (CDN$1.5 billion) remain the same and are both based on the “enterprise value” of the Canadian business being acquired.

A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of our company for purposes of the Investment Act if he or she acquired a majority of our common shares. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of our company, unless it could be established that we are not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the WTO (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including: an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities; an acquisition of control of our company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and an acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.

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Impediments to Change of Control

In 2016, the Canadian Securities Administrators (the “CSA”) enacted amendments (the “Bid Amendments”) to the Take-Over Bid Regime. The Bid Amendments, which are very significant, are contained in National Instrument (NI) 62-104.

The Bid Amendments were intended to enhance the quality and integrity of the take-over bid regime and rebalance the current dynamics among offerors, offeree issuer boards of directors (“Offeree Boards”), and offeree issuer security holders by (i) facilitating the ability of offeree issuer security holders to make voluntary, informed and coordinated tender decisions, and (ii) providing the Offeree Board with additional time and discretion when responding to a take-over bid.

Specifically, the Bid Amendments require that all non-exempt take-over bids:

(1) receive tenders of more than 50% of the outstanding securities of the class that are subject to the bid, excluding securities beneficially owned, or over which control or direction is exercised, by the offeror or by any person acting jointly or in concert with the offeror (the “Minimum Tender Requirement”);

(2) be extended by the offeror for an additional 10 days after the Minimum Tender Requirement has been achieved and all other terms and conditions of the bid have been complied with or waived (the “10 Day Extension Requirement” ); and

(3) remain open for a minimum deposit period of 105 days (the “Minimum 105 Day Bid Period”) unless

(a) the offeree board states in a news release a shorter deposit period for the bid of not less than 35 days, in which case all contemporaneous take-over bids must remain open for at least the stated shorter deposit period, or

(b) the issuer issues a news release that it intends to effect, pursuant to an agreement or otherwise, a specified alternative transaction, in which case all contemporaneous take-over bids must remain open for a deposit period of at least 35 days.

The Bid Amendments involved fundamental changes to the bid regime to establish a majority acceptance standard for all non-exempt take-over bids, a mandatory extension period to alleviate offeree security holder coercion concerns, and a 105 day minimum deposit period to address concerns that offeree boards did not have enough time to respond to an unsolicited take-over bid. The CSA determined not to amend National Policy 62-202 Defensive Tactics (“NP 62-202”) in connection with these amendments. They reminded participants in the capital markets of the continued applicability of NP 62-202, which means that securities regulators will be prepared to examine the actions of offeree boards in specific cases, and in light of the amended bid regime, to determine whether they are abusive of security holder rights.

Stockholder Ownership Disclosure Threshold in Bylaws

Neither our Articles nor bylaws contain a provision governing the ownership threshold above which shareholder ownership must be disclosed. Pursuant to Canadian securities legislation, an “early warning report”, news release and an “insider report” must be filed if a shareholder obtains ownership on a partially diluted basis of 10% or greater of our company.

Changes in Our Capital

The conditions imposed by our Articles are not more stringent than required under the Business Corporations Act (Ontario).

C. Material Contracts

Please see Item 4.B under the heading “Business Overview.”

D. Exchange Controls

The Canadian dollar is freely convertible into U.S. dollars or other currencies. In addition, there are currently no specific rules or limitations regarding the export from Canada of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC), which monitors such transaction, and amounts on account of potential Canadian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply and under such there are either exemptions or limitations on the level of tax to be withheld.

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E. Taxation

The following is a discussion of Canadian and United States tax consequences material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our common shares should consult their own tax advisors as to the United States, Canadian or other tax consequences of the purchase, ownership and disposition of common shares, including, in particular, the effect of any foreign, state or local taxes.

E.1. CANADIAN TAX CONSEQUENCES

In this section we discuss the material Canadian tax considerations that apply to non-Canadian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of common shares. This discussion is based upon existing Canadian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Canadian income tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Canadian and foreign income and other tax considerations of the purchase, ownership and disposition of shares.

Taxation of Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

●	the non-resident holder;
●	persons with whom the non-resident holder did not deal at arm’s length; or
●	the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60-month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Dual Residency

If a shareholder were a resident of both Canada and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as a Canadian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Canada, the Canadian tax applicable would be limited by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

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Stamp Duty

No transfer duty is payable by Canadian residents or foreign residents on the trading of shares that are quoted on the TSX or NASDAQ/OTC.

Canadian Death Duty

Canada does not have estate or death duties. As a general matter, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability if the gain falls within the scope of Canada’s jurisdiction to tax (as discussed above).

Goods and Services Tax

The issue or transfer of shares will not incur Canadian goods and services tax.

E.2 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

In this section, we discuss material U.S. federal income tax considerations applicable to an investment in common shares by a U.S. holder, as defined below, that will hold the common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. We do not discuss the tax consequences to any particular holder nor any tax considerations that may apply to holders subject to special tax rules, such as banks, insurance companies, individual retirement and other tax-deferred accounts, regulated investment companies, individuals who are former U.S. citizens or former long-term U.S. residents, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold common shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own (directly, indirectly or constructively) 10% or more of our equity or persons that are not U.S. holders.

In this section, a “U.S. holder” means a beneficial owner of common shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

As used in this section, a “non-U.S. holder” is a beneficial owner of common shares that is not a U.S. holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold common shares should consult their tax advisors.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of common shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

Dividends

Subject to the passive foreign investment company rules, discussed below, U.S. holders will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of common shares, with respect to common shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income at the time of receipt. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the common shares and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “Backup Withholding Tax and Information Reporting” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

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A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a certain holding period requirement is met (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date). Each U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if (it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision or (b) with respect to any dividend it pays on common shares which are readily tradable on an established securities market in the United States. We expect to be considered a qualified foreign corporation with respect to our common shares because we believe we are eligible for the benefits under the Double Taxation Convention between Canada and the United States. Accordingly, dividends we pay generally should be eligible for the reduced income tax rate. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisers.

Includible distributions paid in Canadian dollars, including any Canadian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt, the tax basis of the U.S. holder in those Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss.

If Canadian dollars so received are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends received by a U.S. holder with respect to common shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will be categorized as “passive” or “general” income depending on a U.S. holder’s circumstance.

Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Canadian taxes withheld by us. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Canadian taxes withheld by us for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific. You are urged to consult your own tax advisor as to the consequences of Canadian withholding taxes and the availability of a foreign tax credit or deduction. See “Canadian Tax Consequences — Taxation of Dividends.”

Sale or Exchange of common shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of common shares equal to the difference between the amount realized on the disposition and the U.S. holder’s adjusted tax basis in the common shares. Any gain or loss recognized on a sale, exchange or other disposition of common shares will generally be long-term capital gain or loss if the U.S. holder has held the common shares for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Canadian tax imposed on a sale or other disposition of common shares. See “Canadian Tax Consequences — Tax on Sales or other Dispositions of Shares.”

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Passive Foreign Investment Company Considerations

A non-U.S. corporation will be treated as a passive foreign investment company (a “PFIC”) for any taxable year if either (a) at least 75% of its gross income for such taxable year consists of certain types of passive income or (b) at least 50% of gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and out unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

The determination of whether or not we are a PFIC is a factual determination that must be determined annually at the close of each taxable year. Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended August 31, 2012. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ended August 31, 2013. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. holder holds common shares, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such common shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the common shares;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were classified as a PFIC, will be treated as ordinary income; and
●	the amount allocated to each other year, other than a pre-PFIC year, will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year (other than a pre-PFIC year).

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the common shares cannot be treated as capital gains, even if the common shares are held as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), a U.S. holder of common shares during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. holder would not receive the proceeds of those distributions or dispositions. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

Under recently enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you as a result of our status as a PFIC.

A U.S. holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. The availability of this election with respect to our common shares requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a qualified electing fund election and you will, therefore, not be able to make such an election with respect to your common shares.

Alternatively, a U.S. holder owning marketable stock in a PFIC may make a mark-to-market election to elect out of the tax treatment discussed above. If a valid mark-to-market election for the common shares is made, the electing U.S. holder will include in income each taxable year that we are a PFIC, an amount equal to the excess, if any, of the fair market value of the common shares as of the close of the holder’s taxable year over the adjusted basis in such common shares. The U.S. holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the holder’s taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the common shares included in the U.S. holder’s income for prior taxable years. Amounts included in the U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. The tax basis in the common shares will be adjusted to reflect any such income or loss amounts. A mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares are no longer regularly traded on an applicable exchange or the IRS consents to the revocation of the election.

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The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (ii) NASDAQ, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our common shares are listed on the TSX and, consequently, we expect that, assuming the common shares are so listed and are regularly traded, the mark-to-market election would be available to you were we to be or become a PFIC.

U.S. holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

Recent Legislation

Recently enacted legislation requires certain U.S. Holders who are individuals, estates, or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common shares for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, recent legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our common shares, subject to certain exceptions. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this tax legislation on their ownership and disposition of our common shares.

Backup Withholding Tax and Information Reporting Requirements

Dividend payments with respect to common shares and proceeds from the sale, exchange or redemption of common shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. U.S. holders are urged to contact their own tax advisors as to their qualification for an exemption from backup withholding tax and the procedure for obtaining this exemption.

In addition, U.S. holders should be aware that additional reporting requirements apply with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all such assets exceeds U.S.$50,000. U.S. holders are encouraged to consult their own tax advisors regarding the application of the information reporting rules to common shares and the application of these additional reporting requirements for foreign financial assets to their particular situations.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in common shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

The financial statements of PQE as of August 31, 2017, 2016 and 2015 included in this registration statement have been so included in reliance on the reports of Hay & Watson, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. Hay & Watson is registered with the Canadian Public Accountability Board, the Public Company Accounting Oversight Board and Chartered Professional Accountants of British Columbia.

H. Documents on Display

We will be subject to the reporting requirements of the United States Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act and applicable Canadian securities legislation and, in accordance therewith, will file certain reports with, and furnish other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC an annual report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we will submit reports to the SEC on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the U.S. Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

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This document and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system. Our Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The documents concerning our company that are referred to in this document may also be inspected at the offices of our legal counsel located at DLA Piper (Canada) LLP located in Canada at 1 First Canadian Place, Suite 6000, 100 King Street West, Ontario M5X 1E2.

Subsidiary Information

For information on our subsidiaries, see “Item 4C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

For information on outstanding convertible debentures, see “Item 7.”

B. Warrants and Rights

Share Purchase Warrants

For information on outstanding warrants, see “Item 7.”

C. Other Securities

For information on outstanding securities, see “Item 7.”

D. American Depositary Shares

Not applicable.

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PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

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PART III

ITEM 17. FINANCIAL STATEMENTS

Our audited financial statements as of and for fiscal years ending August 31, 2017, 2016 and 2015 are included herein as Section F-1 and our unaudited financial statements as of and for the nine months ended May 31, 2018 and 2017 are included herein as Section F-2.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

The following documents are included as exhibits to this report.

Exhibit No.	Title of Document

3.1	Articles of Amalgamation filed December 12, 2012 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

3.2	Bylaws (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

3.3	Articles of Amendment filed May 5, 2017 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

4.1	Specimen of Stock Certificate evidencing the Common Shares (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

4.2	Convertible Debenture between MCW Energy Group Limited and Aleksandr Blyumkin dated April 9, 2014 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

4.3	Secured Convertible Note Due May 5, 2016 between MCW Energy Group Limited and Alpha Capital Anstalt dated November 5, 2014 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

4.4	Secured Convertible Note Due May 20, 2016 between MCW Energy Group Limited and Alpha Capital Anstalt dated November 24, 2014 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

4.5	Secured Convertible Note Due June 15, 2017 between MCW Energy Group Limited and Alpha Capital Anstalt dated December 15, 2015 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

4.6	Secured Convertible Note Due October 8, 2017 between MCW Energy Group Limited and Alpha Capital Anstalt dated April 8, 2016 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

4.7	2018 Stock Option Plan*

10.1	Technology Transfer Agreement, between the Company and Vladimir Podlipskiy, effective as of November 7, 2011 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.2	Mining and Mineral Lease Agreement between Asphalt Ridge, Inc. and TMC Capital, LLC dated July 1, 2013 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.3	Securities Purchase Agreement between MCW Energy Group Limited and Alpha Capital Anstalt dated November 5, 2014 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.4	Securities Purchase Agreement between MCW Energy Group Limited and Alpha Capital Anstalt dated November 24, 2014 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.5	Loan Agreement between Atlands Overseas Corp. and MCW Energy CA, Inc. dated February 9, 2015 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.6	Amendment No. 1 to Loan Agreement between MCW Energy CA, Inc. and Atlands Overseas Corp. dated July 21, 2015 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.7	First Amendment to Mining and Mineral Lease Agreement between Asphalt Ridge, Inc. and TMC Capital, LLC dated as of October 1, 2015 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

76

10.8	Securities Purchase Agreement between MCW Energy Group and Alpha Capital Anstalt dated December 15, 2015 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.9	Amendment No. 2 to Loan Agreement between MCW Energy CA, Inc. and Atlands Overseas Corp. dated February 1, 2016 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.10	Reinstatement of and Second Amendment to Mining and Mineral Lease Agreement between Asphalt Ridge, Inc. and TMC Capital, LLC dated as of March 1, 2016 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.11	Securities Purchase Agreement between MCW Energy CA, Inc. and Alpha Capital Anstalt dated April 8, 2016 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.12	Amendment No. 3 to Loan Agreement between MCW Energy CA, Inc. and Atlands Overseas Corp. dated July 26, 2016 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.13	Debt Conversion Agreement between Petroteq Energy Inc. and Aleksandr Blyumkin dated May 18, 2017 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.14	Debt Conversion Agreement between Petroteq Energy Inc. and Palmira Associates, Inc. dated May 18, 2017 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.15	Debt Conversion Agreement between Petroteq Energy Inc. and Express Consulting, LLC dated May 18, 2017 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.16	Debt Conversion Agreement between Petroteq Energy Inc. and Aleksandr Blyumkin dated May 18, 2017 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.17	Form of Director and Officer Indemnification Agreement (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.18	Office Lease, between Camp Granada LLC, as Lessor, and PetroBloq LLC, as Leasee, dated January 17, 2018 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.19	Third Amendment to Mining and Mineral Lease Agreement between Asphalt Ridge, Inc. and TMC Capital, LLC dated as of February 21, 2018 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.20	Employment Agreement between the Company and David Sealock dated as of March 15, 2018 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.21	Debt Conversion Agreement between Petroteq Energy Inc. and Aleksandr Blyumkin dated August 3, 2018 (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

10.22	Distributed Ledger Technology Services Agreement between Petroteq Energy, Inc. and First Bitcoin Capital Corp. dated November 3, 2017*

10.23	Fourth Amendment to Mining and Mineral Lease Agreement between Asphalt Ridge, Inc. and TMC Capital, LLC dated November 21, 2018*

10.24	Utah State Mineral Lease for Bituminous-Asphaltic Sands dated June 1, 2018 - Mineral Lease No 53806*

10.25	Utah State Mineral Lease for Bituminous-Asphaltic Sands dated June 1, 2018 - Mineral Lease No 53807*

15.1	Consent of Hay & Watson*

21.1	Subsidiaries of the Registrant (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

99.1	Consent of Chapman Petroleum Engineering Ltd. (Incorporated by reference to the Registrant’s Form 20-F, File No. 000-55991, filed with the Securities and Exchange Commission on October 11, 2018)

*	Filed herewith

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROTEQ ENERGY INC.
(Registrant)

Dated: November 30, 2018	By:	/s/ David Sealock
David Sealock Chief Executive Officer

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Petroteq Energy Inc.

(Formerly MCW Energy Group Limited)

Consolidated Financial Statements

Years ended August 31, 2017 and 2016

(Expressed in US dollars)

Petroteq Energy Inc.

(formerly MCW Energy Group Limited)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Petroteq Energy Inc. (formerly MCW Energy Group Limited)

We have audited the accompanying consolidated financial statements of Petroteq Energy Inc. (formerly MCW Energy Group Limited), which comprise the consolidated statements of financial position as at August 31, 2017 and 2016, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Petroteq Energy Inc. (formerly MCW Energy Group Limited) as at August 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes certain material uncertainties regarding the entity’s ability to continue as a going concern.

Chartered Professional Accountants

Vancouver, British Columbia

December 28, 2017

PETROTEQ ENERGY INC.

(formerly MCW ENERGY GROUP LIMITED)

Consolidated Statements of Financial Position

August 31, 2017 and 2016

Expressed in US dollars

	Notes	2017	2016

ASSETS
Current assets
Cash	4	$55,420	$6,129
Trade and other receivables	5	306,909	215,113
Current portion of advance royalty payments	7(a)	258,333	540,000
Prepaid expenses		92,819	141,829
		713,481	903,071
Advance royalty payments	7(a)	244,790	94,167
Notes receivable		76,000	-
Mineral lease	8	11,091,388	12,143,738
Investment in joint venture	20	68,331	-
Investment in Accord GR Energy	3(a)	1,141,561	-
Property, plant and equipment	9	14,906,953	15,852,484
Intangible assets	10	707,671	2,242,455

		$28,950,175	$31,235,915
LIABILITIES
Current liabilities
Accounts payable	11	$1,121,327	$1,454,583
Accrued expenses	11	1,980,304	2,329,151
Unearned revenue		283,976	133,550
Current portion of long-term debt	12	1,159,104	3,958,522
Current portion of convertible debentures	13	-	3,704,000
Payable to director		419,322	10,068
		4,964,033	11,589,874
Unearned advance royalties received	7(c)	170,000	170,000
Long-term debt	12	717,276	8,855,326
Convertible debentures	13	508,500	555,876
Reclamation and restoration provisions	14	572,220	561,000
		6,932,029	21,732,076
SHAREHOLDERS’ EQUITY
Share capital	15	60,827,494	39,416,380
Shares to be issued		56,800	100,000
Share option reserve	16	7,371,552	7,355,559
Share warrant reserve	17	618,667	512,934
Accumulated deficit		(46,856,367)	(38,916,724)
		22,018,146	8,468,149
Non-controlling interest		-	1,035,690
		22,018,146	9,503,839
		$28,950,175	$31,235,915

Approved by the Board of Directors	___________________	__________________
	Aleksandr Blyumkin, Director	Travis Schneider, Director

The accompanying notes are an integral part of these consolidated financial statements

PETROTEQ ENERGY INC.

(formerly MCW ENERGY GROUP LIMITED)

Consolidated Statements of Loss (Income) and Comprehensive Loss (Income)

Years ended August 31, 2017, 2016 and 2015

Expressed in US dollars

	Notes	2017	2016	2015
Revenues		$-	$204,735	$-
Cost of Goods Sold	7(b)	426,641	1,399,239	-
Gross Loss		426,641	1,194,504	-
Operating Expenses
Amortization		1,165,830	1,212,674	14,430
General and administrative		348,487	577,389	153,290
Interest expense		1,106,808	1,501,460	294,607
Professional fees		617,615	1,789,381	1,178,422
Plant relocation costs		437,800	-	-
Salaries and wages		702,782	865,211	800,943
Share-based compensation	16(a)	15,993	3,013,965	-
Share-based payments		-	-	138,852
Travel and promotion		553,066	434,614	749,105
		4,948,381	9,394,694	3,329,649

Net operating Loss from continuing operations		5,375,022	10,589,198	3,329,649
Loss (gain) on settlement of liabilities		2,366,587	1,502,628	(47,884)
Equity income from investment of Accord GR Energy, net of tax		198,034	-	-

Net loss from continuing operations		7,939,643	12,091,826	3,281,765
Discontinued operations		-	-	(3,750,969)

Net loss (income) and Comprehensive loss (income)		$7,939,643	$12,091,826	$(469,204)

Net Loss and Comprehensive Loss from continuing operations attributable to:
Shareholders of the company		$7,939,643	$12,074,530	$3,281,765
Non-controlling interest		-	17,296	-
		$7,939,643	$12,091,826	$3,281,765
Net loss (income) and comprehensive loss (income) attributable to:
Shareholders of the company		$7,939,643	$12,074,530	$(469,204)
Non-controlling interest		-	17,296	-
		$7,939,643	$12,091,826	$(469,204)

Weighted Average Number of Shares Outstanding	18	12,096,101	2,835,138	1,727,901

Basic and diluted loss per share from continuing operations		0.66	4.26	1.90
Basic and diluted income per share from discontinued operations		-	-	(2.17)
Basic and Diluted Loss (income) Per Share		$0.66	$4.26	$(0.27)

The accompanying notes are an integral part of these consolidated financial statements

PETROTEQ ENERGY INC.

(formerly MCW ENERGY GROUP LIMITED)

Consolidated Statements of Changes in Shareholders’ Equity
Years ended August 31, 2017, 2016 and 2015

Expressed in US dollars

	Notes	Number of Shares Outstanding	Share Capital	Share to be issued	Option Reserve	Warrant Reserve	Deficit	Shareholder’s Equity	Non- Controlling Interest	Total Equity

Balance at August 31, 2014		1,548,287	$15,993,551	$-	$7,063,773	$157,733	$(27,311,398)	$(4,096,341)	-	$(4,096,341

Settlement of loan		306,667	5,685,057	-	-	-	-	5,685,057	-	5,685,057
Conversion of debentures		110,121	2,897,326	-	-	22,674	-	2,920,000	-	2,920,000
Settlement of liabilities		44,632	730,001	-	-	-	-	730,001	-	730,001
Private placement of shares		3,562	80,000	-	-	-	-	80,000	-	80,000
Shares issued for services		7,496	138,852	-	-	-	-	138,852	-	138,852
Warrants issued		-	-	-	-	156,876	-	156,876	-	156,876
Net income		-	-	-	-	-	469,204	469,204	-	469,204

Balance at August 31, 2015		2,020,765	$25,524,787	$-	$7,063,773	$337,283	$(26,842,194)	$6,083,649	$-	$6,083,649

Settlement of loans		2,015,068	7,695,179	100,000	-	56,660	-	7,851,839	-	7,851,839
Conversion of debentures	13(c)	12,663	253,402	-	-	46,598	-	300,000	-	300,000
Settlement of liabilities		312,667	1,319,290	-	-	34,847	-	1,354,137	-	1,354,137
Private placement of shares	15	181,090	526,643	-	-	-	-	526,643	-	526,643
Share based compensation	16(a)	190,971	2,722,179	-	291,786	-	-	3,013,965	-	3,013,965
Acquisition of Accord GR Energy, Inc.	1, 3(a)	1,989,943	1,374,900	-	-	37,546	-	1,412,446	1,052,986	2,465,432
Net loss		-	-	-	-	-	(12,074,530)	(12,074,530)	(17,296)	(12,091,826)

Balance at August 31, 2016		6,723,167	39,416,380	100,000	7,355,559	512,934	(38,916,724)	8,468,149	1,035,690	9,503,839

Settlement of loans		46,144,371	20,235,451	(100,000)	-	-	-	20,135,451	-	20,135,451
Conversion of debentures	13(c)	57,756	94,267	-	-	105,733	-	200,000	-	200,000
Settlement of liabilities		501,363	297,157	-	-	-	-	297,157	-	297,157
Private placement of shares	15	694,042	641,528	56,800	-	-	-	698,328	-	698,328
Share based compensation	16(a)	-	-	-	15,993	-	-	15,993	-	15,993
Shares issued for technology		16,667	74,380	-		-	-	74,380	-	74,380
Shares issued for investment in joint venture	20	83,333	68,331	-	-	-	-	68,331	-	68,331
Deconsolidation of subsidiary	1, 3(a)	-	-	-	-	-	-	-	(1,035,690)	(1,035,690)
Net loss		-	-	-	-	-	(7,939,643)	(7,939,643)	-	(7,939,643)

Balance at August 31, 2017		54,220,699	$60,827,494	$56,800	$7,371,552	$618,667	$(46,856,367)	$22,018,146	$-	$22,018,146

The accompanying notes are an integral part of these consolidated financial statements

PETROTEQ ENERGY INC.

(formerly MCW ENERGY GROUP LIMITED)

Consolidated Statements of Cash Flows

Years ended August 31, 2017, 2016 and 2015

Expressed in US dollars

	2017	2016	2015
Cash flow (used for) from operating activities:
Net loss	$(7,939,643)	$(12,091,826)	$(3,281,765)
Adjustments for non-cash, investing and financing items
Amortization	1,165,830	1,212,674	14,430
Loss on conversion of debt	2,515,498	1,743,477	-
Gain on settlement of liabilities	(71,316)	(240,849)	(47,884)
Share-based compensation	15,993	3,013,965	-
Shares issued for services	-	-	138,852
Equity income from investment of Accord GR Energy	198,034	-	-
Other	1,039,503	710,688	303,964
Changes in operating assets and liabilities:
Accounts payable	251,241	1,792,345	1,023,079
Accounts receivable	(99,808)	(40,721)	(41,833)
Accrued expenses	942,229	1,092,660	(1,552,399)
Prepaid expenses	44,164	15,723	(152,576)
Unearned revenue	150,426	133,550	-
Net cash used for operating activities of continuing operations	(1,787,849)	(2,658,314)	(3,596,132)
Net cash from operating activities of discontinued operations	-	-	570,048

Cash flows used for investing activities:
Purchase and construction of property and equipment	(68,483)	(432,596)	(3,947,201)
Advance royalty payments - net	(294,790)	(180,000)	(328,912)
Net cash used for investing activities of continuing operations	(363,273)	(612,596)	(4,276,113)
Net cash used for investing activities of discontinued operations	-	-	(193,075)

Cash flows from (used for) financing activities:
Receipts (payments to) from director	409,254	10,068	(14,848)
Private placements	698,328	526,644	80,000
Payment of long-term debt	(26,800)	(3,655,277)	-
Proceeds from long-term debt	1,119,631	4,993,965	3,845,765
Payment of convertible debt	-	(500,000)	(230,000)
Proceeds from convertible debt	-	1,040,000	4,500,000
Net cash from financing activities of continuing operations	2,200,413	2,415,400	8,180,917
Net cash from financing activities of discontinued operations	-	-	(762,654)

Increase (decrease) in cash	49,291	(855,510)	(77,009)
Cash, beginning of the year	6,129	861,639	938,648

Cash, end of the year	$55,420	$6,129	$861,639

Supplemental disclosure of cash flow information
Cash paid for interest	$33,131	$309,612	$592,719

The accompanying notes are an integral part of these consolidated financial statements

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

1.	NATURE OF OPERATIONS

Petroteq Energy Inc. (formerly MCW Energy Group Limited) (the “Company”) is an Ontario corporation with one active business segment located in the USA. It operates through its indirectly wholly owned subsidiary company, Petroteq Oil Sands Recovery, LLC (“POSR”), which is engaged in mining and oil extraction from tar sands, and its 44.7% owned and equity accounted company Accord GR Energy, Inc. (“Accord”), which is engaged in using a specialized technology to extract oil from oil wells which have been depleted using conventional extraction methods.

The Company’s registered office is located at Suite 4400, 181 Bay Street, Toronto, Ontario, M5J 2T3, Canada and its principal operating office is located at 4370 Tujunga Avenue, Suite 320, Studio City, California 91604, USA.

POSR is engaged in a tar sands mining and oil processing operation, using a closed-loop solvent based extraction system that recovers bitumen from surface mining, and has completed the construction of the first phase of an oil processing plant in the Asphalt Ridge area of Uintah, Utah. The Company is currently relocating the oil processing facility to its mineral lease in Uintah, Utah in order to improve the viability of the plant by eliminating unnecessary transportation costs of raw materials. The Company also intends to expand the existing plant to increase the production capacity to at least 1000 barrels per day.

On July 4, 2016, the Company acquired 57.3% of the issued and outstanding common shares of Accord which, due to additional share subscriptions in Accord by other shareholders since August 31, 2016, was reduced to 44.7% as of August 31, 2017. The investment in Accord has therefore been recorded using the equity method for the year ended August 31, 2017 and was consolidated for the year ended August 31, 2016 (Note 3(a)).

On May 5, 2017 the shareholders of the Company approved the consolidated its shares on a 30 for one basis (Note 15). The number of shares issued and outstanding have been retroactively adjusted for this consolidation in these financial statements.

The Company has incurred losses for several years and, at August 31, 2017, has an accumulated deficit of $46,856,367 (August 31, 2016 - $38,916,724) and a working capital deficiency of $4,250,552 (August 31, 2016 - $10,686,803). These consolidated financial statements have been prepared on the basis that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing, which it is currently in the process of obtaining. There is a risk that the additional financing will not be available on a timely basis or on terms acceptable to the Company. These consolidated financial statements do not reflect the adjustments or reclassifications that would be necessary if the Company were unable to continue operations in the normal course of business.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 1 Presentation of Financial Statements, using accounting policies which are consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The consolidated financial statements were authorized for issue by the Board of Directors on December 29, 2017.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

2.	BASIS OF PREPARATION (continued)

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and financial liabilities which are measured at fair value. The Company’s reporting currency and the functional currency of all of its operations is the U.S. dollar, as it is the principal currency of the primary economic environment in which the Company operates.

(c)	Significant accounting judgments and estimates

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The significant accounting judgments and estimates included in these consolidated financial statements are:

Useful lives and depreciation rates for intangible assets and property, plant and equipment

Depreciation expense is recorded on the basis of the estimated useful lives of intangible assets and property, plant and equipment. Changes in the useful life of assets from the initial estimate could impact the carrying value of intangible assets and property, plant and equipment and an adjustment would be recognized in profit or loss.

Review of carrying value of assets and impairment charges

When determining possible impairment of the carrying values of assets, management of the Company reviews the recoverable amount (the higher of the fair value less costs to sell or the value in use) of non-financial assets and objective evidence indicating impairment in the case of financial assets. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. Changes in these assumptions may alter the results of the impairment evaluation, the impairment charges recognized in profit or loss and the resulting carrying amounts of assets.

Fair value of share purchase options and warrants

Share purchase options and warrants granted by the Company are valued at the fair value of the goods or services received unless the fair value cannot be reliably measured. Share purchase options and warrants granted to employees and others providing similar services are valued using the Black-Scholes option pricing model. Estimates and assumptions for inputs to the model, including the expected volatility of the Company’s shares and the expected life of options granted, are subject to significant uncertainties and judgment.

Provisions

Provisions are recorded on the basis of the best estimate of the likelihood, timing, and magnitude of a future outflow of economic resources. Where the effect of the time value of money is material, the present value of the provision is recognized using a discount rate that reflects current market assessments of the time value of money.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

2.	BASIS OF PREPARATION (continued)

(c)	Significant accounting judgments and estimates (continued)

Income taxes and recoverability of deferred tax assets

Actual amounts of income tax expense are not final until tax returns are filed and accepted by taxation authorities. Therefore, profit or loss in future reporting periods may be affected by the difference between the income tax expense estimates and the final tax assessments.

Judgment is required in determining whether deferred tax assets are recognized on the consolidated statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management of the Company to assess the likelihood that the Company will generate sufficient taxable profit in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable profit are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable profit differ from estimates, the ability of the Company to realize the deferred tax assets recorded on the consolidated statement of financial position could be impacted. The Company has not recognized any deferred tax assets as at August 31, 2017 and August 31, 2016.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and the entities controlled by the Company (its “subsidiaries”). Control is achieved where the Company has the power to govern the financial and operating policies of an entity and obtain the economic benefits from its activities. The consolidated entities are:

Entity	% of Ownership	Jurisdiction
Petroteq Energy Inc.
(formerly MCW Energy Group Limited)	Parent	Canada
Petroteq Energy CA, Inc. (formerly MCW Energy CA Inc.)	100%	USA
MCW OSR Inc.	100%	USA
MCW Oil Sands, Inc.	100%	USA
MCW Fuels Transportation, Inc.	100%	USA
Petroteq Oil Sands Recovery, LLC (formerly MCW Oil Sands Recovery, LLC)	100%	USA
TMC Capital, LLC	100%	USA

The Company has accounted for its investment in Accord GR Energy, Inc. (“Accord”) on the equity basis from March 1, 2017. The Company had previously owned a controlling interest in Accord and the results were consolidated in the Company’s financial statements. However, subsequent cash contributions into Accord reduced the Company’s ownership to 44.7% as of March 1, 2017 and the results of Accord were deconsolidated from that date.

All intercompany transactions, balances, income and expenses are eliminated in full on consolidation.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Business combinations

The Company accounts for business combinations using the acquisition method, under which the acquirer measures the cost of the business combination as the total of the fair values, at the date of exchange, of the assets obtained, liabilities incurred and equity instruments issued by the acquirer in exchange for control of the acquiree. Goodwill is measured as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally the fair value) of the identifiable assets and liabilities assumed, measured as at the acquisition date.

Transaction costs, other than those associated with issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

(c)	Income recognition

The Company sells hydrocarbon products (bitumen or crude oil) produced by its oil extraction facility at prevailing market prices. The Company also expects to enter into short term supply agreements with customers. Revenues are recognized when the hydrocarbon products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, when prices are fixed or determinable and when collectability is reasonably assured.

(d)	Investment in associate

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investment in associate is carried in the consolidated statement of financial position at cost as adjusted for changes in the Company’s share of the net assets of the associate, less any impairment in the value of the investment. Losses of an associate in excess of the Company’s interest in that associate are not recognized. Additional losses are provided for, and a liability is recognized, only to the extent that the Company has incurred legal or constructive obligations or made payment on behalf of the associate.

(e)	Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over their useful lives. Maintenance and repairs are expensed as incurred. Major renewals, betterments and start-up costs are capitalized. When items of property, plant or equipment are sold, impaired, or retired, the related costs and accumulated amortization are removed and any gain or loss is included in net income. Amortization is determined on a straight-line method with the following expected useful lives:

Machinery and equipment	5-7 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term
Oil extraction facility	15 years

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Oil and gas properties

Oil and gas property interests

Assets owned are recorded at cost less accumulated depreciations and accumulated impairment losses. The Company initially capitalizes the costs of acquiring these properties, directly and indirectly, and thereafter expenses exploration activities, pending the evaluation of commercially recoverable reserves. The results of exploratory programs can take considerable time to analyze and the determination that commercial reserves have been discovered requires both judgment and industry experience. All development costs are capitalized after it has been determined that a property has recoverable reserves. On the commencement of commercial production, net capitalized costs are charged to operations on a unit-of-production basis, by property, using estimated proven and probable recoverable reserves as the depletion base.

Oil and gas reserves

Oil and gas reserves are evaluated by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Estimates are based on projected future rates of production, estimated commodity prices, engineering data and the timing of future expenditures, all of which are subject to uncertainty and interpretation. Reserves estimates can be revised either upwards or downwards based on updated information such as future drilling, testing and production levels. Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net earnings as a result of their impact on depreciation and depletion rates, asset impairment and goodwill impairment.

(g)	Intangible assets

Intangible assets are recorded at cost less accumulated depreciation and accumulated impairment losses. Amortization of intangible assets is recorded on a straight-line basis over a life determined by the maximum length of the benefits expected from acquired intellectual property, technology and technology licenses. Intangible assets with indefinite useful lives are not amortized and are tested for impairment at least annually. The useful life for the Oil Extraction Technologies has been established as 15 years in these consolidated financial statements as at August 31, 2017:

(h)	Impairment of assets

At the end of each reporting period, the Company’s property and equipment, oil and gas properties, and intangible assets are reviewed for indications that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairments exist. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. The cash flows used in the impairment assessment require management to make assumptions and estimates about recoverable resources, production quantities, future commodity prices, operating costs and future development costs. Changes in any of the assumptions, such as a downward revision in reserves, a decrease in future commodity prices or an increase in operating costs, could result in an impairment of carrying values.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Impairment of assets (continued)

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. Impairment is recognized immediately in the consolidated statement of (income) loss and comprehensive (income) loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of the recoverable amount but only to the carrying value that would have been recorded if no impairment had previously been recognized. A reversal is recognized as a reduction in the impairment charge for the period.

(i)	Financial instruments

Financial instruments consist of financial assets and financial liabilities and are initially recognized at fair value, net of transaction costs if applicable. Measurement in subsequent periods depends on whether the financial instrument is classified as held-to-maturity, loans and receivables, fair value through profit or loss (“FVTPL”), available-for-sale, or other financial liabilities.

Held-to-maturity investments and loans and receivables are measured at amortized cost, with amortization of premiums or discounts, losses and impairment included in current period interest income or expense. Financial assets and liabilities are classified as FVTPL when the financial instrument is held for trading or are designated as FVTPL. Financial instruments at FVTPL are measured at fair market value with all gains and losses included in operations in the period in which they arise. Available-for-sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the consolidated statement of financial position, and losses due to impairment are included in operations. All other financial assets and liabilities, except for cash and cash equivalents, are carried at amortized cost.

The Company’s financial instruments are:

●	Cash, classified as FVTPL and measured at fair value
●	Trade and other receivables and notes receivable, classified as loans and receivables and measured at amortized cost
●	Accounts payable, accrued expenses, payable to director, convertible debentures and long-term debt, classified as other financial liabilities and measured at amortized cost

The recorded values of cash, trade and other receivables, notes receivable, accounts payable, accrued expenses and due to director approximate their fair values based on their short term nature. The recorded values of convertible debentures and long-term debt approximate their fair values when the interest rates of the debt approximate market rates.

In accordance with industry practice, the Company includes amounts in current assets and current liabilities for current maturities receivable or payable under contracts which may extend beyond one year.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

●	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and
●	Level 3 – inputs for the asset or liability that are not based on observable market data.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably. Over time, the discounted provision is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the consolidated statement of loss (income) as part of interest expense.

When the provision liability is initially recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related asset to the extent that it was incurred as a result of the development or construction of the asset. Additional provisions which arise due to further development or construction of assets are recognized as additions or charges to the corresponding asset and provisions when they occur.

Changes in the estimated timing of provisions or changes to the estimated future costs are dealt with prospectively by recognizing an adjustment to the provision and a corresponding adjustment to the asset to which it relates. Any reduction in the provision and, therefore, any deduction from the asset to which it relates may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is recognized immediately in consolidated statement of loss (income).

(k)	Income taxes

Provisions for income taxes consist of current and deferred tax expense and are recorded in operations.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the end of the period, adjusted for amendments to tax payable for previous years.

Deferred tax assets and liabilities are computed using the asset and liability method on temporary differences between the carrying amounts of assets and liabilities on the consolidated statement of financial position and their corresponding tax values, using the enacted or substantially enacted, income tax rates at each consolidated statement of financial position date. Deferred tax assets also result from unused losses and other deductions carried forward. The valuation of deferred tax assets is reviewed on a regular basis and adjusted to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized by use of a valuation allowance to reflect the estimated realizable amount.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Comprehensive income or loss

Other comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive income comprises net income or loss and other comprehensive income or loss. Financial assets that are classified as available-for-sale will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the consolidated statement of financial position. At present, the Company has no other comprehensive income or loss.

(m)	Earnings per share

Basic earnings per share is computed by dividing net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is determined by adjusting net income or loss attributable to common shareholders of the Company and the weighted average number of common shares outstanding by the effects of potentially dilutive instruments, if such conversion would decrease earnings per share.

(n)	Share-based payments

The Company may grant share purchase options to directors, officers, employees and others providing similar services. The fair value of these share purchase options is measured at grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. Share-based compensation expense is recognized over the period during which the options vest, with a corresponding increase in equity.

The Company may also grant equity instruments to consultants and other parties in exchange for goods and services. Such instruments are measured at the fair value of the goods and services received on the date they are received and are recorded as share-based compensation expense with a corresponding increase in equity. If the fair value of the goods and services received are not reliably determinable, their fair value is measured by reference to the fair value of the equity instruments granted.

(o)	Reclamation and restoration obligations

Liabilities related to environmental protection and reclamation costs are recognized when the obligation is incurred and the fair value of the related costs can be reasonably estimated. This includes future site restoration and other costs as required due to environmental law or contracts. Reclamation and restoration obligations are determined by discounting the expected future cash outflows for reclamation and restoration at a pre-tax rate that reflects current market assessments of the time value of money

(p)	Comparative amounts

The comparative amounts presented in these consolidated financial statements have been reclassified where necessary to conform to the presentation used in the current year.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	New accounting standards and interpretations

The following is a summary of new standards, amendments and interpretations that are effective for annual periods beginning on or after January 1, 2016:

(a)	IFRS 11, Joint Arrangements (“IFRS 11”) – amendments

The amendments to IFRS 11 provide guidance on the accounting for acquisition of interests in joint operations constituting a business. The amendments require all such transactions to be accounted for using the principles on business combination accounting in IFRS 3, Business Combinations and other IFRS standards except where those principles conflict with IFRS 11.

(b)	IAS 1, Presentation of Financial Statements (“IAS 1”) - amendments

The amendments to IAS 1 enhance financial statement disclosures and presentation.

(c)	IAS 16, Property, Plant and Equipment (“IAS 16”) – amendment

The amendment to IAS 16 provides clarification of acceptable methods of depreciation and amortization.

(d)	IAS 38, Intangible Assets (“IAS 38”) - amendment

The amendment to IAS 38 provides clarification of acceptable methods of depreciation and amortization.

The application of the above amendments did not have any material impact on the consolidated financial statements presented.

The following is a summary of new standards, amendments and interpretations that have been issued but not yet adopted in these consolidated financial statements:

(a)	IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of the amendments on its financial statements; however, the impact, if any, is not expected to be significant.

(b)	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	New accounting standards and interpretations (continued)

(c)	IFRS 16 Leases (IFRS 16”)

IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor IAS 17 Leases. IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC -15 Operating Leases – Incentives, and SIC – 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 Revenue from Contracts with Customers is also applied.

(d)	IFRS 2 Share-based Payment (“IFRS 2”) – amendments

The amendments to IFRS 2 provide clarification and guidance on the treatment of vesting and non-vesting conditions related to cash-settled share-based payment transactions, on share-based payment transactions with a net settlement feature for withholding tax obligations, and on accounting for modification of a share-based payment transaction that changes its classification from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

The Company is currently assessing the impact that these new and amended standards will have on the consolidated financial statements.

4.	CASH

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

5.	TRADE AND OTHER RECEIVABLES

The Company’s trade and other receivables consist of:

	August 31, 2017	August 31, 2016

Goods and services tax receivable	$181,881	$123,085
Other receivables	125,028	92,028
	$306,909	$215,113

Information about the Company’s exposure to credit risks for trade and other receivables is included in Note 24(a)(i).

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

6.	CRUSHED ORE INVENTORY

On May 23, 2012, the Company entered into a five-year agreement with TME Asphalt Ridge, LLC (“TME”) for the purchase of crushed ore as feedstock for the Company’s oil extraction facility. The agreement requires the Company to purchase 100,000 tons of crushed ore for $16.00 per ton during the first calendar year and a minimum of 100,000 tons per year at a rate of approximately 8,333 tons per month for $20.60 per ton, subject to certain price adjustment provisions, after the first year.

On June 1, 2015, the Company acquired a 100% interest in TMC Capital LLC, which holds the rights to mine ore from the Asphalt Ridge deposit and had granted TME a limited right to mine the bituminous sands in the deposit. As the Company obtained the direct right to the Asphalt Ridge deposit and TME was having financial difficulty, the Company allowed the contract with TME to lapse.

During the year ended August 31, 2016, crushed ore with a cost of $186,080 was used in the production of hydrocarbon products at the plant.

7.	ADVANCED ROYALTY PAYMENTS

(a)	Advance royalty payments to Asphalt Ridge, Inc.

During the year ended August 31, 2015, the Company acquired TMC Capital, LLC, which has a mining and mineral lease with Asphalt Ridge, Inc. (Note 8(b)). The mining and mineral lease with Asphalt Ridge, Inc. required the Company to make minimum advance royalty payments, subsequently amended, which can be used to offset future production royalties for a maximum of two years following the year the advance royalty payment was made.

On October 1, 2015, the Company and Asphalt Ridge, Inc. amended the advance royalty payments in the mining and mineral lease agreement. All previous advance royalty payments required under the original agreement were deemed to be paid in full. The amended advance royalty payments required were: $60,000 per quarter from October 1, 2015 to September 30, 2017, $100,000 per quarter from October 1, 2017 to June 30, 2020 and $150,000 per quarter thereafter.

Effective March 12, 2016, a second amendment was made to the mining and mineral lease agreement between the Company and Asphalt Ridge, Inc. The amended advanced royalty payments required are $60,000 per quarter from October 1, 2015 to February 28, 2018, $100,000 per quarter from March 1, 2018 to December 31, 2020 and $150,000 per quarter thereafter.

(b)	Advance royalty payments to Asphalt Ridge, Inc.

As at August 31, 2017, the Company has paid advance royalties of $1,356,040 (2016 - $1,061,250) to the lease holder, of which a total of $852,917 have been used to pay royalties as they have come due under the terms of the mineral lease agreement. During the year ended August 31, 2017, $294,790 in advance royalties were paid and $426,641 have been used to pay royalties which have come due. The royalties expensed have been recognized in cost of goods sold on the consolidated statement of loss and comprehensive loss.

As at August 31, 2017, the Company expects to record minimum royalties paid of $258,333 from these advance royalties either against production royalties or for the royalties due within a one year period.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

7.	ADVANCED ROYALTY PAYMENTS (continued)

(c)	Unearned advance royalty payments from Blackrock Petroleum, Inc.

During the year ended August 31, 2015, the Company entered into a sublease agreement with Blackrock Petroleum, Inc. (“Blackrock”), pursuant to which it received $170,000 of unearned advance royalties. The sublease was for a portion of the mining and mineral lease with Asphalt Ridge, Inc. (Note 8(b)). Blackrock is a company associated with Accord and the sublease was effectively terminated in the acquisition by the Company of control of Accord on July 4, 2016.

8.	MINERAL LEASES

	TMC Mineral Lease	Accord Oil & Gas Lease	Total
Cost
August 31, 2015	$11,091,388	$-	$11,091,388
Additions	-	1,052,350	1,052,350
August 31, 2016	11,091,388	1,052,350	12,143,738
Additions	-	237,813	237,813
Deconsolidation of Accord (Note 3(a))	-	(1,290,163)	(1,290,163)
August 31, 2017	$11,091,388	$-	$11,091,388

Accumulated Amortization
August 31, 2015, 2016 and 2017	$-	$-	$-

Carrying Amounts
August 31, 2015	$11,091,388	$-	$11,091,388
August 31, 2016	$11,091,388	$1,052,350	$12,143,738
August 31, 2017	$11,091,388	$-	$11,091,388

(a)	MCW mineral lease

On December 29, 2010, the Company acquired a mineral lease (the “MCW Mineral Lease”), covering 1,138 acres in Uintah County, Utah, for the extraction of bituminous or asphaltic sands (tar sands). The MCW Mineral Lease is valid until August 11, 2018 and has rights for extensions based on reasonable production. This lease was cancelled by the State of Utah on December 30, 2016.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

8.	MINERAL LEASES (continued)

(b)	TMC mineral lease

On June 1, 2015, the Company acquired TMC Capital, LLC (“TMC”). TMC holds a mining and mineral lease, subleased from Asphalt Ridge, Inc., on the Asphalt Ridge property located in Uintah County, Utah (the “TMC Mineral Lease”).

The primary term of the TMC Mineral Lease is from July 1, 2013 to July 1, 2018. During the primary term, the Company must meet certain requirements for oil production. After July 1, 2018, the TMC Mineral Lease will remain in effect as long as certain requirements for oil production continue to be met by the Company. If the Company fails to meet these requirements, the lease will automatically terminate 90 days after the calendar year in which the requirements are not met. In addition, the Company is required to make certain advance royalty payments to the lessor (Note 7(a)). The TMC Mineral Lease was subject to a 10% royalty for the first three years and varying percentages thereafter based on the price of oil. An additional 1.6% royalty is payable to the previous lessees of the TMC Mineral Lease. The TMC Mineral Lease also required the Company to make minimum expenditures on the property of $1,000,000 for the first three years, increasing to $2,000,000 for the next three years.

On October 1, 2015, the Company amended the TMC Mineral Lease to defer the requirements for oil extraction until July 1, 2016 and to include the oil extraction from the MCW Mineral Lease as well. The advance royalty payments required under the TMC Mineral Lease were also amended (Note 7(a)). Production royalties were amended to 7% until June 30, 2020 and a varying percentage thereafter, based on the price of oil. Minimum expenditures were amended to $1,000,000 per year until June 30, 2020 and $2,000,000 thereafter if certain operational requirements for oil extraction are not met.

On March 1, 2016, a second amendment to the TMC Mineral Lease amended the termination clause in the lease to:

(i)	Termination will be automatic if there is a lack of a written financial commitment to fund the proposed 3,000 barrel per day processing facility prior to March 1, 2018.

(ii)	Cessation of operations or inadequate production due to increased operating costs or decreased marketability and production is not restored to 80% of capacity within six months of such cessation.

(iii)	The proposed 3,000 barrel per day plant fails to produce a minimum of 80% of its rated capacity for at least 180 calendar days during the lease year commencing July 1, 2020 plus any extension periods.

(iv)	The lessee may surrender the lease with 30 days written notice.

(v)	Breach of material terms of the lease, the lessor will inform the lessee in writing and the lessee will have 30 days to cure financial breaches and 150 days to cure any other non-monetary breach.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

8.	MINERAL LEASES (continued)

(b)	TMC mineral lease (continued)

The term of the lease was extended by the termination clause, providing a written commitment is obtained to fund the 3,000 barrel per day proposed plant. The Company is required to produce a minimum average daily quantity of bitumen, crude oil and/or bitumen products, for a minimum of 180 days during each lease year and 600 days in three consecutive lease years, of:

(i)	By July 1, 2016 plus any extension periods, 80% of 100 barrels per day.

(ii)	By July 1, 2018 plus any extension periods, 80% of 1,500 barrels per day.

(iii)	By July 1, 2020, plus any extension periods, 80% of 3,000 barrels per day.

Advance royalties required are:

(i)	From October 1, 2015 to February 28, 2018, minimum payments of $60,000 per quarter.

(ii)	From March 1, 2018 to December 31, 2020, minimum payments of $100,000 per quarter.

(iii)	From January 1, 2021, minimum payments of $150,000 per quarter.

(iv)	Minimum payments commencing on July 1, 2020 will be adjusted for CPI inflation.

Production royalties payable are amended to 7% of the gross sales revenue, subject to certain adjustments up until June 30, 2020. After that date, royalties will be calculated on a sliding scale based on crude oil prices ranging from 7% to 15% of gross sales revenues, subject to certain adjustments.

Minimum expenditures to be incurred on the properties are $1,000,000 per year up to June 30, 2020 and $2,000,000 per year after that if a minimum daily production of 3,000 barrels per day during a 180 day period is not achieved.

(c)	Oil and gas leases

On July 4, 2016, the Company acquired 57.3% of the common shares of Accord (Note 1) and accounted for this investment on a consolidated basis.

Accord holds three oil and gas leases in Edwards County, Texas and certain oil extraction technologies (Note 10(a)). The oil and gas leases are subject to an overriding royalty interest of 5%, which will be reduced to 1% after the Company has incurred and paid $1,000,000 in royalties to the underlying royalty holder. No royalties are payable until defined revenue thresholds have been achieved from existing and new oil wells developed on the leases.

The Company’s interest in Accord, due to additional cash contributions made to Accord by other shareholders and parties, was reduced to 44.7% as of March 1, 2017 and the assets, liabilities and results of operations of Accord were deconsolidated from that date. The Company has accounted for its investment in Accord using the equity method from March 1, 2017.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

9.	PROPERTY, PLANT AND EQUIPMENT

	Oil Extraction Plant	Other Property and Equipment	Total
Cost
August 31, 2015	$16,122,362	$336,629	$16,458,991
Additions	555,655	16,225	571,880
August 31, 2016	16,678,017	352,854	17,030,871
Additions	290,120	-	290,120
Deconsolidation of Accord (Note 3(a))		(1,887)	(1,887)
Disposals and scrapping	(121,637)	(35,000)	(156,637)
August 31, 2017	$16,846,500	$315,967	$17,162,467

Accumulated Amortization
August 31, 2015	$-	$14,430	$14,430
Additions	1,082,273	81,684	1,163,957
August 31, 2016	1,082,273	96,114	1,178,387
Additions	1,082,159	46,814	1,128,973
Deconsolidation of Accord (Note 3(a))		(628)	(628)
Disposals and scrapping	(16,218)	(35,000)	(51,218)
August 31, 2017	$2,148,214	$107,300	$2,255,514

Carrying Amount
August 31, 2015	$16,122,362	$322,199	$16,444,561
August 31, 2016	$15,595,744	$256,740	$15,852,484
August 31, 2017	$14,698,286	$208,667	$14,906,953

(a)	Oil Extraction Plant

In June 2011, the Company commenced the development of an oil extraction facility on its mineral lease in Uintah, Utah and entered into construction and equipment fabrication contracts for this purpose. On September 1, 2015, the first phase of the plant was completed and was ready for production of hydrocarbon products for resale to third parties. During the quarter ended August 31, 2017 the Company began the dismantling and relocating the oil extraction facility to its TMC Mineral Lease facility to improve production and logistical efficiencies whilst continuing its project to increase production capacity to a minimum capacity of 1,000 barrels per day.

The cost of construction includes capitalized borrowing costs for the year ended August 31, 2017 of $100,000 (2016 - $137,500) and total capitalized borrowing costs as at August 31, 2017 of $2,212,080 (2016 - $2,112,080).

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

10.	INTANGIBLE ASSETS

Oil Extraction Technologies
Cost
August 31, 2015	$735,488
Additions	1,556,000
August 31, 2016	2,291,488
Additions	333,998
Deconsolidation of Accord (Note 3(a))	(1,815,617)
August 31, 2017	$809,869

Accumulated Amortization
August 31, 2015	$-
Additions	49,033
August 31, 2016	49,033
Additions	53,165
August 31, 2017	$102,198

Carrying Amounts
August 31, 2015	$735,488
August 31, 2016	$2,242,455
August 31, 2017	$707,671

(a)	Oil extraction technologies

During the year ended August 31, 2012, the Company acquired a closed-loop solvent based oil extraction technology which facilitates the extraction of oil from a wide range of bituminous sands and other hydrocarbon sediments. The Company has filed patents on this technology in the USA and Canada and has employed it in its oil extraction plant. The Company commenced production from its oil extraction plant on September 1, 2015 and is amortizing the cost of the technology over fifteen years, the expected life of the oil extraction plant.

On July 4, 2016, the Company acquired 57.3% of the total issued and outstanding shares of Accord (Note 1). Accord holds the rights to use proprietary technology which may improve the efficiency of oil extraction from certain oil fields and from depth at the Company’s bituminous sands lease. Once the proprietary technology is fully operational the Company intends to utilize the technology to extract oil from its oil and gas leases (Note 8(c)) and to amortize the cost over fifteen years, the expected life useful life of the oil and gas leases.

The Company’s interest in Accord, due to additional cash contributions made to Accord by other shareholders and parties, was reduced to 44.7% as of March 1, 2017 and the assets, liabilities and results of operations of Accord were deconsolidated from that date. The Company has accounted for its investment in Accord GR Energy, Inc. (“Accord”) using the equity method from March 1, 2017.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

11.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable as at August 31, 2017 and 2016 consist primarily of amounts outstanding for construction and expansion of the oil extraction plant and other operating expenses that are due on demand.

Accrued expenses as at August 31, 2017 and 2016 consist primarily of other operating expenses and interest accruals on long-term debt (Note 12) and convertible debentures (Note 13).

Information about the Company’s exposure to liquidity risk is included in Note 24(c).

12.	LONG-TERM DEBT

Lender	Maturity Date	Interest Rate	Principal due August 31, 2017	Principal due August 31, 2016
Director	March 18, 2017	5.00%	$-	$3,000,000
Private lender	May 1, 2017	15.00%	100,000	126,800
Private lender	July 31, 2017	15.00%	1,001,905	802,747
Private lender	July 28, 2020	10.00%	33,305	176,466
Private lender	September 10, 2017	6.00%	-	750,000
Private lender	May 19, 2020 - August 31, 2020	5.00%	336,080	57,237
Equipment loans	April 20, 2020	4.30% - 4.90%	160,343	215,392
Promissory notes	May 30, 2020	5.00%	-	7,500,000
Director	August 4, 2020 - August 18, 2020	5.00%	242,250	140,000
Total loans			1,873,883	12,768,642
Accrued interest			2,497	-
Total			$1,876,380	$12,768,642

The maturity of long -term debt is as follows:

	August 31,	August 31,
	2017	2016
Principal classified as repayable within one year	$1,159,104	$3,958,522
Principal classified as repayable later than one year	717,276	8,855,326
	$1,876,380	$12,813,848

(a)	Director

On March 18, 2016, the Company issued a promissory note for $3,000,000 to the Chair of the Board of Directors of the Company. The proceeds from the issuance of the promissory note were used to settle the total outstanding amount of the B&N Bank credit facility.

On August 15, 2017 the promissory note, including accrued interest of $215,625, was assigned by the Chair of the Board to three related entities and were subsequently converted into 14,391,330 shares of the Company.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

12.	LONG-TERM DEBT (continued)

(b)	Private lenders

(i)	On December 16, 2013, the Company obtained an on-demand loan from private investors for a total of $430,000, bearing interest at 15% per annum. The loan is personally guaranteed by the Chair of the Board of Directors. The loan was amended on November 1, 2016 to extend the maturity date to May 1, 2017, and a further extension of this loan is currently being negotiated. During the current year, interest previously overpaid amounting to $16,800 was offset against the principal and a further principal payment of $10,000 was made, resulting in a principal balance outstanding of $100,000. Principal repaid during the year ended August 31, 2016 amounted to $73,200.

(ii)	On October 10, 2014, the Company issued two secured debentures for an aggregate principal amount of CAD $1,100,000 to two private lenders. The debentures bear interest at a rate of 12% per annum, maturing on October 15, 2017 and are secured by all of the assets of the Company. In addition, the Company issued common share purchase warrants to acquire an aggregate of 16,667 common shares of the Company. On September 22, 2016, the two secured debentures were amended to extend the maturity date to January 31, 2017. The terms of these debentures were renegotiated with the debenture holders to allow for the conversion of the secured debentures into common shares of the Company at a rate of CAD $4.50 per common share and to increase the interest rate, starting June 1, 2016, to 15% per annum. On January 31, 2017, the two secured debentures were amended to extend the maturity date to July 31, 2017. Additional transaction costs and penalties incurred for the loan modifications amounted to $223,510. The loans are currently being renegotiated to allow for further extension of the maturity dates.

(iii)	The Company received advances from various private lenders during the year ended August 31, 2017 and 2016 in the form of unsecured promissory notes. These promissory notes mature at various dates, between demand and August 6, 2018, and bear interest at 10% per annum. Various promissory notes, including interest thereon, were converted into common shares on May 19, 2017, under the terms of various Securities Purchase Agreements entered into with the lenders (Note 12(b)(vii)).

(iv)	During the year ended August 31, 2016, the Company obtained a loan from Altlands Overseas Corp. for $750,000, bearing interest at a rate of 6% per annum and maturing on September 10, 2017. This loan, including all interest thereon was converted into common shares on May 19, 2017 under the terms of a Securities Purchase Agreement entered into with the lender (Note 12(b)(vii)).

(v)	The Company received advances from various private lenders during the year ended August 31, 2017 and 2016 in the form of unsecured promissory notes. These promissory notes mature at various dates, between May 19, 2020 and August 31, 2020 and bear interest at 5% per annum. Various promissory notes, including interest thereon, were converted into common shares on May 19, 2017, under terms of various Securities Purchase Agreements entered into with the lenders (Note 12(b)(vii)).

(vi)	The Company received advances from various private lenders during the year ended August 31, 2016 and 2015 in the form of unsecured promissory notes. On January 20, 2016, the Company issued an aggregate of 882,455 common shares in satisfaction of $2,447,478 of indebtedness. On July 25, 2016, the Company issued an aggregate of 86,316 common shares in satisfaction of a further $266,146 of indebtedness.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

12.	LONG-TERM DEBT (continued)

(vii)	On May 19, 2017, under the terms of Securities Purchase Agreements entered into with various lenders, including the promissory notes in Notes 12(c) and (d), the Company issued 31,083,281 common shares at conversion prices ranging from $0.353 per share to $0.397 per share in exchange for promissory notes, including interest thereon, amounting to $12,185,904. These common shares were issued on July 11, 2017.

(c)	Equipment loans

The Company entered into two equipment loan agreements with financial institutions to acquire equipment for the oil extraction facility. The loans had a term of 60 months and bore interest at a rate between 4.3% and 4.9% per annum. Principal and interest were paid in monthly installments. These loans were secured by the acquired assets.

(d)	Promissory notes

On June 1, 2015, the Company issued two promissory notes for $5,000,000 each for the acquisition of TMC Capital, LLC (“TMC”) (Note 1). These promissory notes have a five-year term, bear interest at a rate of 5% per annum and are unsecured. The Company may make annual principal payments at its option, provided that annual interest payments are made on June 1st of each year. These promissory notes are guaranteed by the Chair of the Board of Directors.

During the year ended August 31, 2016, the Company issued 666,667 common shares as repayment of $2,500,000 of this indebtedness.

The remaining promissory notes were converted into common shares on May 19, 2017 (Note 12(b)(viii)), under the terms of Securities Purchase Agreements entered into with the lenders, at a conversion price of $0.397 per share.

(e)	Director

During the years ended August 31, 2017 and 2016, the Company issued unsecured promissory notes to private companies controlled by the Chair of the Board of Directors of the Company (Note 19).

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

13.	CONVERTIBLE DEBENTURES

			Principal due	Principal due
Lender	Maturity Date	Interest Rate	August 31, 2017	August 31, 2016
Director	25-Jun-17	10.00%	$-	$204,000
Alpha Capital Anstalt	30-Oct-18	5.00%	508,500	555,876
Altlands Overseas Corp.	Current	12.00%	-	3,500,000
			$508,500	$4,259,876

The maturity of convertible debt is as follows:

	August 31,	August 31,
	2017	2016
Principal classified as repayable within one year	$-	$3,704,000
Principal classified as repayable later than one year	508,500	555,876
	$508,500	$4,259,876

(a)	Director

On June 25, 2014, the Company issued a convertible debenture for up to a maximum aggregate principal amount of $2,000,000 to the Chair of the Board of Directors, which bore interest at a rate of 10% per annum and matured on June 25, 2017. On September 22, 2014, $1,796,000 of the principal was converted into 64,183 common shares of the Company. The balance of $204,000 was convertible at a deemed price of CAD $30.00 per share at any time at the option of the holder and is secured by all of the assets of the Company.

The remaining principal and accrued interest outstanding on this note was converted into common shares on May 19, 2017 at a conversion price of $0.353 per share (Note 12(b)(vii)).

(b)	Altlands Overseas Corp.

On February 9, 2015, the Company received a loan for an aggregate principal amount of $2,000,000, which was increased to $3,500,000 on July 21, 2015. The loan bore interest at a rate of 6% per annum and matured on February 9, 2016. On February 1, 2016, the loan was modified to extend the maturity date to February 9, 2017 and increase the rate of interest to 10% per annum between February 10, 2016 and February 9, 2017. The loan is guaranteed by the Chair of the Board of Directors. In addition, the lender has the option, subject to director, shareholder and regulatory approvals, to convert the loan into a 49.9% ownership interest in POSR.

On February 23, 2017, Altlands converted of $2,300,000 of the principal outstanding on the Altlands debt, into 669,760 common shares at a conversion price of $3.434 per share.

The remaining principal and accrued interest outstanding on this note was converted into common shares on May 19, 2017 at a conversion price of $0.397 per share (Note 12 (b)(vii)).

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

13.	CONVERTIBLE DEBENTURES (continued)

(c)	Alpha Capital Anstalt

On December 15, 2015, the Company issued a convertible secured note for $555,556 to Alpha Capital Anstalt. The convertible secured note bears interest at a rate of 5% per annum, matures on June 15, 2017 and is convertible into units, consisting of one common share of the Company and one common share purchase warrant of the Company.

On April 5, 2016, $55,556 of the principal of the convertible secured note was settled by the issuance of 22,991 common shares of the Company. The remaining $500,000 of the principal and $12,577 of accrued interest of the convertible secured note was settled on April 8, 2016 using the proceeds from the issuance of an additional convertible secured note to Alpha Capital Anstalt.

On April 8, 2016, the Company issued an additional convertible secured note for $600,000 to Alpha Capital Anstalt. The convertible secured note bears interest at a rate of 5% per annum and matures on October 8, 2017. The convertible secured note is convertible into units, consisting of one common share of the Company and one common share purchase warrant of the Company, at a conversion price of $3.469 per unit. Each warrant would entitle the holder to acquire one additional common share at an exercise price of CAD $4.725 per share until April 8, 2021. The convertible secured note is secured by all of the assets of the Company.

Between October 14, 2016 and October 31, 2016, $200,000 of the principal of the convertible secured notes was converted into 57,756 units.

(d)	Alpha Capital Anstalt

On August 31, 2017, the Company issued a new convertible secured note for $565,000 to Alpha Capital Anstalt. The remaining convertible loan principal at $400,000 and interest at $33,473 was settled by the proceeds of the newly issued convertible secured note. The convertible secured note bears interest at a rate of 5% per annum and matures on October 31, 2018. The convertible secured note is convertible into units, consisting of one common share of the Company and one common share purchase warrant of the Company, at a conversion price of $0.29 per unit until August 31, 2022. The convertible secured note is secured by all of the assets of the Company.

14.	RECLAMATION AND RESTORATION PROVISIONS

	Oil
	Extraction	Site
	Facility	Restoration	Total

Balance at August 31, 2015	$350,000	$200,000	$550,000
Accretion expense	7,000	4,000	11,000
Balance at August 31, 2016	357,000	204,000	561,000
Accretion expense	7,140	4,080	11,220
Balance at August 31, 2017	$364,140	$208,080	$572,220

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

14.	RECLAMATION AND RESTORATION PROVISIONS (continued)

(a)	Oil Extraction Plant

In accordance with the terms of the lease agreement, the Company is required to dismantle its oil extraction plant at the end of the lease term, which is expected to be in 25 years. During the year ended August 31, 2015, the Company recorded a provision of $350,000 for dismantling the facility.

Because of the long-term nature of the liability, the greatest uncertainties in estimating this provision are the costs that will be incurred and the timing of the dismantling of the oil extraction facility. In particular, the Company has assumed that the oil extraction facility will be dismantled using technology and equipment currently available and that the plant will continue to be economically viable until the end of the lease term.

The discount rate used in the calculation of the provision as at August 31, 2017 and 2016 is 2.0%.

(b)	Site restoration

In accordance with environmental laws in the United States, the Company’s environmental permits and the lease agreement, the Company is required to restore contaminated and disturbed land to its original condition before the end of the lease term, which is expected to be in 25 years. During the year ended August 31, 2015, the Company provided $200,000 for this purpose.

The site restoration provision represents rehabilitation and restoration costs related to oil extraction sites. This provision has been created based on the Company’s internal estimates. Significant assumptions in estimating the provision include the technology and equipment currently available, future environmental laws and restoration requirements, and future market prices for the necessary restoration works required.

The discount rate used in the calculation of the provision as at August 31, 2017 and 2016 is 2.0%.

15.	COMMON SHARES

Authorized	unlimited common shares without par value
Issued and Outstanding	54,220,699 common shares as at August 31, 2017.

On May 19, 2017 the shareholders of the Company approved the consolidated its shares on a 30 for one basis. The number of shares issued and outstanding have been retroactively adjusted for this consolidation in these financial statements.

During the period from October 21, 2016 to November 8, 2016, the Company issued 57,756 common shares on the conversion of $200,000 of convertible debt to Alpha Capital Anstalt.

On November 17, 2016, the Company issued 21,496 common shares to two private lenders on modification of the debt terms and extension of the repayment date of the debt.

During the period from November 17, 2016 to August 23, 2017, the Company issued 479,867 common shares of common stock to settle outstanding liabilities with third parties amounting to $311,442.

During the period from November 17, 2016 to August 30, 2017, the Company issued 694,042 common shares for net proceeds of $641,528.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

15.	COMMON SHARES (continued)

On January 17, 2017, the Company issued 16,667 common shares to its Chief Technical Officer and the inventor of a key component of the Company’s oil extraction technology.

During the period from February 23, 2017 and August 22, 2017, the Company issued a total of 46,144,371 common shares upon the conversion of several notes and convertible notes totaling $17,852,548, including interest thereon, and a further $115,000 of directors’ loans (Note 13 (a)).

On June 12, 2017, the Company issued 83,333 common shares as an investment into a joint venture with two unrelated parties (Note 20).

16.	SHARE PURCHASE OPTIONS

(a)	Stock option plan

The Company has a stock option plan which allows the Board of Directors of the Company to grant options to acquire common shares of the Company to directors, officers, key employees and consultants. The option price, term and vesting are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of the Toronto Stock Exchange. The stock option plan is a 20% fixed number plan with a maximum of 1,513,574 common shares reserved for issuance.

During the year ended August 31, 2017, the Company did not grant any options. During the year ended August 31, 2016, the Company granted 33,333 share options to an officer and a director of the Company. The weighted average fair value of the options granted was estimated at $4.03 per share at the grant date using the Black-Scholes option pricing model.

The weighted average assumptions used for the Black-Scholes option pricing model were:

Year ended August 31, 2016
Share price	$0.34
Exercise price	$0.18
Expected share price volatility (1)	113%
Risk-free interest rate	0.69%
Expected term	7.78

(1)	Expected volatility has been calculated based on the Company’s historical volatility.

During the year ended August 31, 2017 the share-based compensation expense of $15,993 relates to the vesting of options granted during the year ended August 31, 2016.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

16.	SHARE PURCHASE OPTIONS (continued)

(b)	Share purchase options

Share purchase option transactions under the stock option plan were:

	Year ended August 31, 2017		Year ended August 31, 2016
	Number of Options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	126,666	$14.70	93,333	$18.00
Options granted	-	-	50,000	5.40
Options cancelled	-	-	(16,667)	4.80
Options expired	(13,333)	$33.00	-	-
Balance, end of period	113,333	$12.57	126,666	$14.70

Share purchase options outstanding and exercisable as at August 31, 2017 are:

Expiry Date	Exercise Price		Options Outstanding	Options Exercisable
November 11, 2017	CAD $	33.00	30,000	30,000
December 31, 2018	USD $	4.80	50,000	50,000
February 1, 2026	CAD $	5.85	33,333	33,333
			113,333	113,333
Weighted average remaining contractual life			3.1 years	3.1 years

17.	SHARE PURCHASE WARRANTS

Share purchase warrants outstanding as at August 31, 2017 are:

Expiry Date	Exercise Price		Warrants Outstanding
November 5, 2019	CAD $	28.35	25,327
April 12, 2019	CAD $	5.10	16,667
August 19, 2019	CAD $	7.50	66,666
April 8, 2021	CAD $	4.74	57,756
			166,416
Weighted average remaining contractual life			2.50 years
Weighted average exercise price	CAD $	9.45

Between April 30, 2015 and October 9, 2015, the Company issued 4,221, 8,442, 6,332 and 6,332 share purchase warrants in connection with the conversion of $100,000, $200,000, $150,000 and $150,000, respectively, of the convertible secured notes (Note 13(c)) into units composed of one common share of the Company and one share purchase warrant of the Company. The fair value of the warrants granted was estimated, using the residual method, of $0.60, $2.40, $4.50 and $2.70 per warrant, respectively.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

17.	SHARE PURCHASE WARRANTS (continued)

On May 9, 2016, the Company issued 16,667 share purchase warrants to settle an outstanding liability of $75,000. The fair value of the warrants granted was estimated at $2.10 per warrant at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used for the Black-Scholes option pricing model were a share price of CAD $4.20, exercise price of CAD $4.95, expected share price volatility of 114%, risk-free interest rate of 0.68% and expected term of three years. The expected volatility was calculated based on the Company’s historical volatility.

On June 1, 2016, 16,667 share purchase warrants issued to debt holder were cancelled (Note 12(b)(ii)).

On August 19, 2016, the Company issued 66,666 share purchase warrants in connection with the acquisition of 57.3% of the common shares of Accord (Note 1). The fair value of the warrants granted was estimated at $2.70 per warrant at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used for the Black-Scholes option pricing model were a share price of CAD $5.70, exercise price of CAD $7.50, expected share price volatility of 116%, risk-free interest rate of 0.68% and expected term of three years. The expected volatility was calculated based on the Company’s historical volatility.

On October 14, 2016 and October 31, 2016, the Company issued 14,439 and 43,317 share purchase warrants in connection with the conversion of $50,000 and $150,000, respectively, of the convertible secured notes (Note 13(c)) into units composed of one common share of the Company and one share purchase warrant of the Company. The fair value of the warrants granted was estimated, using the relative fair value method, at $1.80 per warrant.

18.	DILUTED LOSS PER SHARE

The Company’s potentially dilutive instruments are convertible debentures and share purchase options and warrants. Conversion of these instruments would have been anti-dilutive for the periods presented and consequently, no adjustment was made to basic loss per share to determine diluted loss per share. These instruments could potentially dilute earnings per share in future periods.

19.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise separately disclosed in these consolidated financial statements are:

(a)	Key management personnel and director compensation

The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing, and controlling the activities of the Company, consist of the following amounts:

	2017	2016

Salaries, fees and other benefits	$508,000	505,040
Share based compensation	15,992	3,013,965
	$523,992	$3,519,005

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

19.	RELATED PARTY TRANSACTIONS (continued)

(a)	Key management personnel and director compensation (continued)

At August 31, 2017 $1,137,392 is due to members of key management and directors for unpaid salaries, expenses and directors’ fees (August 31, 2016 – 674,610).

The Chair of the Board and the Chief Technology Officer were each granted, respectively, 280,497 and 16,667 common shares.

(b)	Due to director

During the years ended August 31, 2017 and 2016, the Company received additional advances of $421,250 and $265,000 from various private companies controlled by the Chair of the Board of Directors of the Company (Notes 12(b)(vi) and 12(e)).

On January 20, 2016 and July 25, 2016, the Company entered into an agreement to settle a portion of the principal and accrued and unpaid interest of these advances by issuing 85,160 and 37,581 common shares of the Company, respectively, to the lenders.

On May 18, 2017, the Company entered into an agreement to settle a portion of the principal and accrued interest of these advances by issuing 586,475 common shares of the Company to the lenders.

As of August 31, 2017 and 2016, the Company owed the Chair of the Board the aggregate sum of $242,250 and $140,000, respectively. These loans bear interest at 5% per annum and mature at dates ranging from on demand to September 1, 2019.

On May 18, 2017, the Company entered into a Securities Purchase Agreement whereby it agreed to convert an aggregate principal debt of $264,841, including interest thereon, owing to the Chair of the Board or companies controlled by him into 751,681 of common share at a conversion price of $0.353 per share.

On May 18, 2017, the Company entered into a Securities Purchase Agreements whereby it agreed to convert an aggregate principal debt of $115,000, including interest thereon, owing to the Chair of the Board or companies controlled by him into 325,779 common shares at a conversion price of $0.353 per share.

On August 9, 2017, the promissory note of $3,000,000, owing to the Chair of the Board, including accrued interest thereon up to August 18, 2017 of $215,625, was assigned to three different entities and in terms of debt conversion agreements entered into on August 18, 2017, was subsequently converted into 14,391,330 common shares at a conversion price of $0.223 per share,

As at August 31, 2017 and 2016, the Company owed the Chair of the Board of Directors principal in the aggregate sum of $nil and $204,000 respectively in convertible debentures which bore interest at rates 10% per annum and which was due to mature in June 2017.

As at August 31, 2017 the Company has received loans of $419,322 from the Chair of the Board of Directors.

20.	INVESTMENT IN JOINT VENTURE

On November 11, 2016, the Company and three other parties entered into a joint venture for the operation of a site for careers in the oil and gas industry. The Company has a 25% interest in this joint venture and has made advances of $68,331 to the joint venture as of August 31, 2017. The joint venture has not commenced operations as of August 31, 2017.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

21.	INCOME TAXES

The Company’s deferred tax assets (liabilities), resulting from temporary differences that will change taxable incomes of future years, are:

	2017	2016	2015
Property, plant and equipment and intangible assets	$(1,258,439)	$(431,536)	(3,354)
Long-term debt	-	(9,520)	(32,789)
Convertible debentures	-	(11,693)	(9,884)
Non-capital tax loss carry-forwards	10,419,975	7,717,360	5,326,908
Other tax-related balances and credits	379,036	79,093	143,515
Valuation allowance	(9,540,572)	(7,343,704)	(5,424,396)
Net deferred tax assets (liabilities)	$-	$-	$-

A reconciliation of the provision for income taxes is:

	2017	2016	2015
Net loss before income taxes	$7,939,643	$12,091,826	$(469,204)
Combined federal and provincial statutory income tax rate	26.5%	26.5%	26.5%
Tax recovery using the Company’s domestic tax rate	2,104,005	3,204,334	(124,339)
Effect of tax rates in foreign jurisdictions	416,160	678,179	(358,571)
Net effect of (non-deductible) deductible items	(1,091,260)	(1,458,049)	463,907
Change in valuation allowance	-	-	(13,451)
Current year deductible amounts	1,137,670	913,834	708,107
Change in unrecognized deferred tax assets and liabilities	-	-	13,451
Current period losses not recognized	(2,566,575)	(3,338,298)	(689,104)
Provision for income taxes	$-	$-	$-

As at August 31, 2017, the Company has, on a consolidated basis, non-capital losses of approximately $31.5 million for income tax purposes which may be used to reduce taxable income of future years. If unused, these losses will expire between 2028 and 2037.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

22.	SEGMENT INFORMATION

The Company operated in two reportable segments within the USA during the year ended August 31, 2017 and 2016, oil extraction and processing operations and mining operations.

Once more favourable market conditions exist, the Company’s oil extraction segment will be able to commence commercial production and will generate revenue from the sale of hydrocarbon products to third parties. The Company’s mining operations have not commenced and are expected to generate revenues once the Company begins extracting oil from the tar sands.

The presentation of the consolidated statements of loss and comprehensive loss provides information about the oil extraction and processing segment. There were no operations in the mining operations segment during the years ended August 31, 2017 and 2016. Other information about reportable segments is:

	August 31, 2017
(in ’000s of dollars)	Oil	Mining
	Extraction	Operations	Consolidated
Additions to non-current assets	$(2,402)	$295	$(2,107)
Reportable segment assets	28,441	509	28,950
Reportable segment liabilities	$6,763	$169	$6,932

	August 31, 2016
	Oil	Mining
(in ’000s of dollars)	Extraction	Operations	Consolidated
Additions to non-current assets	$3,180	$180	$3,360
Reportable segment assets	19,498	11,738	31,236
Reportable segment liabilities	$(14,043)	$(7,689)	$(21,732)

	August 31, 2015
	Oil	Mining	Fuel
(in ’000s of dollars)	Extraction	Operations	Distribution	Consolidated
Additions to non-current assets	$5,023	$11,781	$193	$16,996
Reportable segment assets	18,471	11,974	-	30,444
Reportable segment liabilities	$(24,191)	$(170)	$-	$(24,361)

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

22.	SEGMENT INFORMATION (continued)

	August 31, 2017
(in ’000s of dollars)	Oil Extraction	Mining Operations	Consolidated
External Revenue	-	-	-
Cost of Goods Sold	1	426	427
Gross Loss	1	426	427
Amortization	1,166	-	1,166
Loss on deconsolidation	24	-	24
General and administrative	345	3	348
Interest expense	1,106	-	1,106
Loss on settlement of liabilities	2,367	-	2,367
Professional fees	612	6	618
Relocation costs	438	-	438
Salaries and wages	703	-	703
Share based compensation	16	-	16
Equity income from investment in Accord GR Energy	174	-	174
Travel and promotion	553	-	553
Net Loss	7,505	435	7,940

	August 31, 2016
	Oil	Mining
(in ’000s of dollars)	Extraction	Operations	Consolidated
External Revenue	205	-	205
Cost of Goods Sold	1,399	-	1,399
Gross Loss	1,195	-	1,195
Amortization	1,213	-	1,213
General and administrative	576	4	580
Interest expense	1,031	470	1,501
Loss (gain) on settlement of liabilities	1,638	(135)	1,503
Professional fees	1,783	6	1,789
Share based compensation	3,014	-	3,014
Travel and promotion	435	-	435
Net Loss	11,746	346	12,092

Segment information for discontinued operations is as follows:

September 1, 2014 to May 31, 2015
Fuel
(in ’000s of dollars)	Distribution
Fuel purchases	114,382
Fuel Delivery	1,720
Amortization	18
Customer station maintenance	464
Impairment	610
Allowance for doubtful receivable	892
Interest expense	379
Other income	(537)
Net Loss	11,746

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

23.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level. The Company considers its capital for this purpose to be its shareholders’ equity and long-term liabilities.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may seek additional financing or dispose of assets.

In order to facilitate the management of its capital requirements, the Company monitors its cash flows and credit policies and prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors. There are no external restrictions on the Company’s capital.

24.	MANAGEMENT OF FINANCIAL RISKS

The risks to which the Company’s financial instruments are exposed to are:

(a)	Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet contractual obligations. The Company is exposed to credit risk through its cash held at financial institutions, trade receivables from customers and notes receivable.

The Company has cash balances at various financial institutions. The Company has not experienced any loss on these accounts, although balances in the accounts may exceed the insurable limits. The Company considers credit risk from cash to be minimal.

Credit extension, monitoring and collection are performed for each of the Company’s business segments. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by a review of the customer’s credit information.

Accounts receivable, collections and payments from customers are monitored and the Company maintains an allowance for estimated credit losses based upon historical experience with customers, current market and industry conditions and specific customer collection issues.

At August 31, 2017 and 2016, the Company had no trade receivables. The Company considers it maximum exposure to credit risk to be its trade and other receivables and notes receivable.

(b)	Interest rate risk

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of the Company’s financial instruments. The Company is exposed to interest rate risk as a result of holding fixed rate investments of varying maturities as well as through certain floating rate instruments. The Company considers its exposure to interest rate risk to be minimal.

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

24.	MANAGEMENT OF FINANCIAL RISKS (continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities as they become due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments. The Company has included both the interest and principal cash flows in the analysis as it believes this best represents the Company’s liquidity risk.

At August 31, 2017

		Contractual cash flows
(in ’000s of dollars)	Carrying amount	Total	1 year or less	2 - 5 years	More than 5 years
Accounts payable	$1,121	$1,121	$1,121	$-	$-
Accrued liabilities	1,980	1,980	1,980	-	-
Convertible debenture	509	600	21	579	-
Long-term debt	1,876	2,072	1,278	794	-
	$5,486	$5,773	$4,400	$1,373	$-

At August 31, 2016

		Contractual cash flows
	Carrying		1 year		More than
(in ’000s of dollars)	amount	Total	or less	2 - 5 years	5 years
Accounts payable	$1,455	$1,455	$1,455	$-	$-
Accrued liabilities	2,329	2,329	2,329	-	-
Convertible debenture	4,260	4,882	4,282	600	-
Long-term debt	12,814	13,797	4,732	9,065	-
	$20,858	$22,463	$12,798	$9,665	$-

PETROTEQ ENERGY INC.

(FORMERLY MCW ENERGY GROUP LIMITED)

Notes to the Consolidated Financial Statements

August 31, 2017, 2016 and 2015

Expressed in US dollars

25.	EVENTS AFTER THE REPORTING DATE

Events after the reporting date not otherwise separately disclosed in these consolidated financial statements are:

(a)	Common shares

Under the terms of various subscription agreements entered into with third parties between September 27, 2017 and November 17, 2017, the Company issued a total of 1,681,668 common shares at prices ranging from $0.26 to $0.27 per share for gross proceeds of $445,180, the proceeds of which were used for general working capital purposes and relocation of the plant to the TMC Mineral Lease.

(b)	Non-convertible loan

On November 2, 2017, the Company entered into agreement with the Chair of the Board of Directors to receive an interest free unsecured non-convertible loan for up to $2,000,000, of which $1,200,000 has been advanced to date, to fund the Company’s operations and expansion plans.

(c)	Financing

On November 23, 2017, the Company announced the execution of a memorandum of understanding with Deloro Energy LLC (“Deloro”), pursuant to which Deloro may loan the Company $10,000,000 which will subject to terms and conditions to be negotiated and may be convertible for up to 49% of Petroteq Energy CA.

(d)	Stock Options

On December 1, 2017 the Board of Directors approved, subject to regulatory approval, the grant of options to purchase 1,425,000 common shares to directors which have an exercise price of $2.27 per common share and which expire in ten years from the date of grant.

(e)	Other:

On November 6, 2017, the Company entered into a co-development agreement with First Bitcoin Capital Corp. to develop a new supply chain management platform based on advanced block chain technology to be used in the oil and gas industry.

Petroteq Energy Inc.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended May 31, 2018 and 2017

(Expressed in US dollars)

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Petroteq Energy Inc.

PETROTEQ ENERGY, INC.

Condensed Consolidated Interim Statements of Financial Position

As at May 31, 2018 and August 31, 2017

Expressed in US dollars

		May 31, 2018	August 31, 2017
	Notes	(Unaudited)	(Audited)

ASSETS
Current assets
Cash	4	$245,242	$55,420
Trade and other receivables	5	226,881	306,909
Current portion of advanced royalty payments	7(a)	211,702	258,333
Prepaid expenses and other current assets		661,616	92,819
		1,345,441	713,481
Advanced royalty payments	7(a)	555,633	244,790
Notes receivable		76,000	76,000
Mineral lease	8(b)	11,091,388	11,091,388
Investments		168,331	68,331
Investment in Accord GR Energy		1,020,430	1,141,561
Property, plant and equipment	9	17,082,104	14,906,953
Intangible assets	10	666,764	707,671
		$32,006,091	$28,950,175

LIABILITIES
Current liabilities
Accounts payable	11	$774,434	$1,121,327
Accrued expenses	11	1,748,587	1,980,304
Unearned revenue		283,976	283,976
Current portion of long-term debt	12	424,246	1,159,104
Current portion of convertible debentures	13	2,336,594	-
Payable to director	19(c)	428,518	419,322
		5,996,355	4,964,033
Unearned advance royalties received	7(b)	170,000	170,000
Long-term debt	12	1,243,132	717,276
Convertible debentures	13	-	508,500
Reclamation and Restoration provision	14	580,803	572,220
		7,990,290	6,932,029
SHAREHOLDERS’ EQUITY
Share capital	15	66,817,217	60,827,494
Shares to be issued		442,300	56,800
Share option reserve	16	9,877,199	7,371,552
Share warrant reserve	17	2,292,534	618,667
Deficit		(55,413,449)	(46,856,367)
		24,015,801	22,018,146

		$32,006,091	$28,950,175

Approved by the Board of Directors	“Aleksandr Blyumkin”	“Travis Schneider”
	Alexsandr Blyumkin	Travis Schneider
	Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

PETROTEQ ENERGY, INC.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the nine months ended May 31, 2018 and 2017

Expressed in US dollars

(Unaudited)

		Three months ended		Nine months ended
	Notes	May 31, 2018	May 31, 2017	May 31, 2018	May 31, 2017

Revenues		$-	$-	$-	$-
Cost of Goods Sold		46,712	111,250	234,120	315,184
Gross Loss		(46,712)	(111,250)	(234,120)	(315,184)
Operating Expenses
General and administrative		117,297	123,615	411,917	330,684
Travel and promotion		1,743,444	101,868	2,086,914	420,304
Professional fees		889,862	91,501	1,715,757	475,345
Salaries and wages		252,555	152,000	638,645	451,000
Share-based compensation	16(a) 19(b)	17,834	-	2,523,481	15,993
(Gain) loss on settlement of liabilities	13(a) (b)	(216,297)	2,253,385	(216,297)	907,415
Interest expense		81,656	500,555	323,254	1,079,606
Depreciation and amortization		296,758	298,118	890,273	893,187
Other income		(50,982)	-	(50,982)	-
Gain on deconsolidation of subsidiary		-	(48,506)	-	(48,506)
		3,132,127	3,472,536	8,322,962	4,525,028
Loss before Income Taxes		3,178,839	3,583,786	8,557,082	4,840,212
Provision for income taxes		-	-	-	-
Loss and Comprehensive loss		3,178,839	3,583,786	8,557,082	4,840,212
Net Loss and Comprehensive Loss attributable to:
Shareholders of the Company		$3,178,839	$3,620,790	$8,557,082	$4,840,212
Non-Controlling Interest		-	(37,004)	-	(37,004)
		$3,178,839	$3,583,786	$8,557,082	$4,803,208
Weighted Average Number of Shares Outstanding	18	60,729,106	7,745,832	57,359,309	7,124,003
Basic and Diluted Loss per Share		$0.05	$0.47	$0.15	$0.68

The accompanying notes are an integral part of these condensed consolidated interim financial statements

PETROTEQ ENERGY, INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the nine months ended May 31, 2018 and 2017

Expressed in US dollars

(Unaudited)

		Number of Shares	Share	Shares to be	Option	Warrant		Shareholders’	Non- Controlling	Total
	Notes	Outstanding*	Capital	Issued	Reserve	Reserve	Deficit	Equity	Interest	Equity

Balance at August 31, 2016		6,723,167	$39,416,380	$100,000	$7,355,559	$512,934	$(38,916,724)	$8,468,149	$1,035,690	$9,503,839

Conversion of debentures	13(c)	57,756	94,267	-	-	105,733	-	200,000	-	200,000
Conversion of loans	13(b)	669,760	919,969	14,458,407	-	-	-	15,378,376	-	15,378,376
Settlement of liabilities		121,363	324,276	(100,000)	-	-	-	224,276	-	224,276
Share-based compensation	19(a)	-	-	-	15,992	-	-	15,992	-	15,992
Shares issued for technology	19(a)	16,667	74,380	-	-	-	-	74,380	-	74,380
Shares subscribed for		372,861	541,464	56,800	-	-	-	598,264	-	598,264
Deconsolidation of subsidiary		-	-	-	$-	$-	$-	-	$(1,035,690)	(1,035,690)
Net loss		-	-	-	-	-	(4,840,211)	(4,840,211)		(4,840,211)

Balance at May 31, 2017		7,961,574	$41,370,736	$14,515,207	$7,371,551	$618,667	$(43,756,935)	$20,119,226	$-	$20,119,226

Balance at August 31, 2017		54,220,699	$60,827,494	$56,800	$7,371,552	$618,667	$(46,856,367)	$22,018,146	$-	$22,018,146

Share-based compensation	16(a) 19(a)	$25,000	$17,834	-	2,505,647	-	-	2,523,481	-	2,523,481
Shares subscribed for	15	2,313,647	1,364,956	385,500	-	$66,399	-	1,816,855	-	1,816,855
Warrants exercised		1,000,000	479,040			$(164,025)		315,015	-	315,015
Conversion of loans		8,246,689	2,682,012			1,771,493		4,453,505	-	4,453,505
Settlement of liabilities		1,457,893	1,445,881					1,445,881	-	1,445,881
Net loss		-	-	-	-	-	(8,557,082)	(8,557,082)	-	(8,557,082)

Balance at May 31, 2018		67,263,928	$66,817,217	$442,300	$9,877,199	$2,292,534	$(55,413,449)	$24,015,801	$-	$24,015,801

*	Number of shares outstanding has been adjusted retroactively for a 30 to 1 reverse stock split on May 5, 2017

The accompanying notes are an integral part of these condensed consolidated interim financial statements

PETROTEQ ENERGY, INC.

Condensed Consolidated Interim Statements of Cash Flows

For the nine months ended May 31, 2018 and 2017

Expressed in US dollars

(Unaudited)

	Nine months ended
	May 31, 2018	May 31, 2017

Cash flow used for operating activities:
Net loss	$(8,557,082)	$(4,840,211)
Adjustments for non-cash, investing and financing items
Depreciation and amortization	890,273	893,187
Loss on settlement of liabilities and debt conversions	(216,297)	907,415
Share-based compensation	2,523,481	15,992
Equity share of losses in Accord GR Energy	121,130	-
Loss on equity investments, net of cash	-	(94,723)
Other	195,407	433,766
Changes in operating assets and liabilities:
Accounts payable	1,315,285	204,966
Accounts receivable	80,028	(154)
Accrued expenses	216,798	1,990,167
Prepaid expenses and deposits	(568,797)	31,906
Unearned revenues	0	70,000
Net cash used for operating activities	(3,999,773)	(387,689)

Cash flows used for investing activities:
Purchase and construction of property and equipment	(3,024,517)	(500,120)
Investment in First Bitcoin	(100,000)	-
Additions to intangibles	-	(259,618)
Additions to mineral lease	-	(237,813)
Advance royalty payments	(468,796)	(261,000)
Net cash used for investing activities	(3,593,313)	(1,258,551)

Cash flows from financing activities:
Advances from executive officers	9,196	212,050
Proceeds on private equity placements	1,878,189	598,264
Proceeds from warrants exercised	315,015
Payments of long-term debt	(947,720)	(189,771)
Proceeds from long-term debt	1,178,056	1,093,408
Proceeds from convertible debt	5,200,171	-
Net cash from financing activities	7,632,908	1,713,951

Increase in cash	39,821	67,711
Cash, beginning of the period	55,420	6,129
Cash, end of the period	$95,241	$73,840

Cash composed of:
Cash	$95,241	$73,840
Bank overdraft	-	-
	$95,241	$73,840
Supplemental disclosure of cash flow information
Cash paid for interest	$21,066	$9,130

The accompanying notes are an integral part of these condensed consolidated interim financial statements

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

1.	NATURE OF OPERATIONS

Petroteq Energy Inc. (the “Company”) is an Ontario corporation with one active business segment located in the USA. It operates through its indirectly wholly owned subsidiary company, Petroteq Oil Sands Recovery, LLC (“POSR”), which is engaged in mining and oil extraction from oil sands, and its 44.7% owned and equity accounted company Accord GR Energy, Inc. (“Accord”), which is engaged in using a specialized technology to extract oil from oil wells which have been depleted using conventional extraction methods.

The Company’s registered office is located at Suite 4400, 181 Bay Street, Toronto, Ontario, M5J 2T3, Canada and its principal operating office is located at 15165 Ventura Blvd, Suite 200, Sherman Oaks, California 91403, USA.

POSR is engaged in an oil sands mining and oil processing operation, using a closed-loop solvent based extraction system that recovers bitumen from surface mining, and has completed the construction of the first phase of an oil processing plant in the Asphalt Ridge area of Uintah, Utah. The Company has relocated the oil processing facility to its mineral lease in Uintah, Utah in order to improve the viability of the plant by eliminating unnecessary transportation costs of raw materials. The Company has also expanded the existing plant’s production capacity to approximately 1,000 barrels per day.

On July 4, 2016, the Company acquired 57.3% of the issued and outstanding common shares of Accord which, due to additional share subscriptions in Accord by other shareholders since August 31, 2016, was reduced to 44.7% as of May 31, 2018. The investment in Accord has therefore been recorded using the equity method for the six months ended May 31, 2018 and the year ended August 31, 2017 (Note 3(a)).

On May 5, 2017 the shareholders of the Company approved the consolidated its shares on a 30 for one basis (Note 15). The number of shares issued and outstanding have been retroactively adjusted for this consolidation in these financial statements.

On June 7, 20178 the Company finalized the acquisition at auction of a 100% interest in two leases for 1,312 acres of land within the Asphalt Ridge, Utah area.

The Company has incurred losses for several years and, at May 31, 2018, has an accumulated deficit of $55,413,449 (August 31, 2017 - $46,856,367) and a working capital deficiency of $4,650,914 (August 31, 2017 - $4,250,552). These condensed consolidated financial statements have been prepared on the basis that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing, which it is currently in the process of obtaining. There is a risk that the additional financing will not be available on a timely basis or on terms acceptable to the Company. These consolidated financial statements do not reflect the adjustments or reclassifications that would be necessary if the Company were unable to continue operations in the normal course of business.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”), Interim Financial Reporting. They do not include all of the information required for full annual financial statements in compliance with IAS 1 Presentation of Financial Statements. The accounting policies used in these condensed consolidated interim financial statements are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFRIC”) as at July 30, 2018, the date the condensed consolidated interim financial statements were authorized for issue by the Board of Directors. Except as noted below, they follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the year ended August 31, 2017 and should be read in conjunction with those audited consolidated financial statements.

(b)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial assets and financial liabilities which are measured at fair value.

The Company’s reporting currency and the functional currency of all of its operations is the U.S. dollar, as it is the principal currency of the primary economic environment in which the Company operates.

(c)	Significant accounting judgments and estimates

The preparation of the condensed consolidated interim financial statements in accordance with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. The significant accounting judgments and estimates included in these condensed consolidated interim financial statements are:

Useful lives and depreciation rates for intangible assets and property, plant and equipment

Depreciation expense is recorded on the basis of the estimated useful lives of intangible assets and property, plant and equipment. Changes in the useful life of assets from the initial estimate could impact the carrying value of intangible assets and property, plant and equipment and an adjustment would be recognized in profit or loss.

Review of carrying value of assets and impairment charges

When determining possible impairment of the carrying values of assets, management of the Company reviews the recoverable amount (the higher of the fair value less costs to sell or the value in use) of non-financial assets and objective evidence indicating impairment in the case of financial assets. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. Changes in these assumptions may alter the results of the impairment evaluation, the impairment charges recognized in profit or loss and the resulting carrying amounts of assets.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

2.	BASIS OF PREPARATION (continued)

(c)	Significant accounting judgments and estimates (continued)

Fair value of share purchase options and warrants

Share purchase options and warrants granted by the Company are valued at the fair value of the goods or services received unless the fair value cannot be reliably measured. Share purchase options and warrants granted to employees and others providing similar services are valued using the Black-Scholes option pricing model. Estimates and assumptions for inputs to the model, including the expected volatility of the Company’s shares and the expected life of options granted, are subject to significant uncertainties and judgment.

Provisions

Provisions are recorded on the basis of the best estimate of the likelihood, timing, and magnitude of a future outflow of economic resources. Where the effect of the time value of money is material, the present value of the provision is recognized using a discount rate that reflects current market assessments of the time value of money.

Income taxes and recoverability of deferred tax assets

Actual amounts of income tax expense are not final until tax returns are filed and accepted by taxation authorities. Therefore, profit or loss in future reporting periods may be affected by the difference between the income tax expense estimates and the final tax assessments.

Judgment is required in determining whether deferred tax assets are recognized on the condensed consolidated statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management of the Company to assess the likelihood that the Company will generate sufficient taxable profit in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable profit are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable profit differ from estimates, the ability of the Company to realize the deferred tax assets recorded on the consolidated statement of financial position could be impacted. The Company has not recognized any deferred tax assets as at May 31, 2018 and August 31, 2017.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

The condensed consolidated financial statements include the financial statements of the Company and the entities controlled by the Company (its “subsidiaries”). Control is achieved where the Company has the power to govern the financial and operating policies of an entity and obtain the economic benefits from its activities. The consolidated entities are:

Entity	% of Ownership	Jurisdiction
Petroteq Energy Inc.	Parent	Canada
Petroteq Energy CA, Inc.	100%	USA
MCW OSR Inc.	100%	USA
MCW Oil Sands, Inc.	100%	USA
MCW Fuels Transportation, Inc.	100%	USA
Petroteq Oil Sands Recovery, LLC	100%	USA
TMC Capital, LLC	100%	USA

The Company has accounted for its investment in Accord on the equity basis from March 1, 2017. The Company had previously owned a controlling interest in Accord and the results were consolidated in the Company’s financial statements. However, subsequent cash contributions into Accord reduced the Company’s ownership to 44.7% as of March 1, 2017 and the results of Accord were deconsolidated from that date.

All intercompany transactions, balances, income and expenses are eliminated in full on consolidation.

(b)	Business combinations

The Company accounts for business combinations using the acquisition method, under which the acquirer measures the cost of the business combination as the total of the fair values, at the date of exchange, of the assets obtained, liabilities incurred and equity instruments issued by the acquirer in exchange for control of the acquiree. Goodwill is measured as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally the fair value) of the identifiable assets and liabilities assumed, measured as at the acquisition date.

Transaction costs, other than those associated with issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

(c)	Income recognition

The Company sells hydrocarbon products (bitumen or crude oil) produced by its oil extraction facility at prevailing market prices. The Company also expects to enter into short term supply agreements with customers. Revenues are recognized when the hydrocarbon products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, when prices are fixed or determinable and when collectability is reasonably assured.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Investment in associate

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investment in associate is carried in the consolidated statement of financial position at cost as adjusted for changes in the Company’s share of the net assets of the associate, less any impairment in the value of the investment. Losses of an associate in excess of the Company’s interest in that associate are not recognized. Additional losses are provided for, and a liability is recognized, only to the extent that the Company has incurred legal or constructive obligations or made payment on behalf of the associate.

(e)	Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over their useful lives. Maintenance and repairs are expensed as incurred. Major renewals, betterments and start-up costs are capitalized. When items of property, plant or equipment are sold, impaired, or retired, the related costs and accumulated amortization are removed and any gain or loss is included in net income. Amortization is determined on a straight-line method with the following expected useful lives:

Machinery and equipment	5-7 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term
Oil extraction facility	15 years

(f)	Oil and gas properties

Oil and gas property interests

Assets owned are recorded at cost less accumulated depreciations and accumulated impairment losses. The Company initially capitalizes the costs of acquiring these properties, directly and indirectly, and thereafter expenses exploration activities, pending the evaluation of commercially recoverable reserves. The results of exploratory programs can take considerable time to analyze and the determination that commercial reserves have been discovered requires both judgment and industry experience. All development costs are capitalized after it has been determined that a property has recoverable reserves. On the commencement of commercial production, net capitalized costs are charged to operations on a unit-of-production basis, by property, using estimated proven and probable recoverable reserves as the depletion base.

Oil and gas reserves

Oil and gas reserves are evaluated by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Estimates are based on projected future rates of production, estimated commodity prices, engineering data and the timing of future expenditures, all of which are subject to uncertainty and interpretation. Reserves estimates can be revised either upwards or downwards based on updated information such as future drilling, testing and production levels. Reserves estimates, although not reported as part of the Company’s condensed consolidated financial statements, can have a significant effect on net earnings as a result of their impact on depreciation and depletion rates, asset impairment and goodwill impairment.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Intangible assets

Intangible assets are recorded at cost less accumulated depreciation and accumulated impairment losses. Amortization of intangible assets is recorded on a straight-line basis over a life determined by the maximum length of the benefits expected from acquired intellectual property, technology and technology licenses. Intangible assets with indefinite useful lives are not amortized and are tested for impairment at least annually. The useful life for the Oil Extraction Technologies has been established as 15 years in these condensed consolidated financial statements as at May 31, 2018:

(h)	Impairment of assets

At the end of each reporting period, the Company’s property and equipment, oil and gas properties, and intangible assets are reviewed for indications that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairments exist. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. The cash flows used in the impairment assessment require management to make assumptions and estimates about recoverable resources, production quantities, future commodity prices, operating costs and future development costs. Changes in any of the assumptions, such as a downward revision in reserves, a decrease in future commodity prices or an increase in operating costs, could result in an impairment of carrying values.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. Impairment is recognized immediately in the consolidated statement of (income) loss and comprehensive (income) loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of the recoverable amount but only to the carrying value that would have been recorded if no impairment had previously been recognized. A reversal is recognized as a reduction in the impairment charge for the period.

(i)	Financial instruments

Financial instruments consist of financial assets and financial liabilities and are initially recognized at fair value, net of transaction costs if applicable. Measurement in subsequent periods depends on whether the financial instrument is classified as held-to-maturity, loans and receivables, fair value through profit or loss (“FVTPL”), available-for-sale, or other financial liabilities.

Held-to-maturity investments and loans and receivables are measured at amortized cost, with amortization of premiums or discounts, losses and impairment included in current period interest income or expense. Financial assets and liabilities are classified as FVTPL when the financial instrument is held for trading or are designated as FVTPL. Financial instruments at FVTPL are measured at fair market value with all gains and losses included in operations in the period in which they arise. Available-for-sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the consolidated statement of financial position, and losses due to impairment are included in operations. All other financial assets and liabilities, except for cash and cash equivalents, are carried at amortized cost.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments (continued)

The Company’s financial instruments are:

●	Cash, classified as FVTPL and measured at fair value
●	Trade and other receivables and notes receivable, classified as loans and receivables and measured at amortized cost
●	Accounts payable, accrued expenses, payable to director, convertible debentures and long-term debt, classified as other financial liabilities and measured at amortized cost

The recorded values of cash, trade and other receivables, notes receivable, accounts payable, accrued expenses and due to director approximate their fair values based on their short term nature. The recorded values of convertible debentures and long-term debt approximate their fair values when the interest rates of the debt approximate market rates.

In accordance with industry practice, the Company includes amounts in current assets and current liabilities for current maturities receivable or payable under contracts which may extend beyond one year.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

●	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and
●	Level 3 – inputs for the asset or liability that are not based on observable market data.

(j)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably. Over time, the discounted provision is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the consolidated statement of loss (income) as part of interest expense.

When the provision liability is initially recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related asset to the extent that it was incurred as a result of the development or construction of the asset. Additional provisions which arise due to further development or construction of assets are recognized as additions or charges to the corresponding asset and provisions when they occur. Changes in the estimated timing of provisions or changes to the estimated future costs are dealt with prospectively by recognizing an adjustment to the provision and a corresponding adjustment to the asset to which it relates. Any reduction in the provision and, therefore, any deduction from the asset to which it relates may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is recognized immediately in consolidated statement of loss (income).

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Income taxes

Provisions for income taxes consist of current and deferred tax expense and are recorded in operations.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the end of the period, adjusted for amendments to tax payable for previous years.

Deferred tax assets and liabilities are computed using the asset and liability method on temporary differences between the carrying amounts of assets and liabilities on the consolidated statement of financial position and their corresponding tax values, using the enacted or substantially enacted, income tax rates at each consolidated statement of financial position date. Deferred tax assets also result from unused losses and other deductions carried forward. The valuation of deferred tax assets is reviewed on a regular basis and adjusted to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized by use of a valuation allowance to reflect the estimated realizable amount.

(l)	Comprehensive income or loss

Other comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive income comprises net income or loss and other comprehensive income or loss. Financial assets that are classified as available-for-sale will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the consolidated statement of financial position. At present, the Company has no other comprehensive income or loss.

(m)	Earnings per share

Basic earnings per share is computed by dividing net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is determined by adjusting net income or loss attributable to common shareholders of the Company and the weighted average number of common shares outstanding by the effects of potentially dilutive instruments, if such conversion would decrease earnings per share.

(n)	Share-based payments

The Company may grant share purchase options to directors, officers, employees and others providing similar services. The fair value of these share purchase options is measured at grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. Share-based compensation expense is recognized over the period during which the options vest, with a corresponding increase in equity.

The Company may also grant equity instruments to consultants and other parties in exchange for goods and services. Such instruments are measured at the fair value of the goods and services received on the date they are received and are recorded as share-based compensation expense with a corresponding increase in equity. If the fair value of the goods and services received are not reliably determinable, their fair value is measured by reference to the fair value of the equity instruments granted.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Reclamation and restoration obligations

Liabilities related to environmental protection and reclamation costs are recognized when the obligation is incurred and the fair value of the related costs can be reasonably estimated. This includes future site restoration and other costs as required due to environmental law or contracts. Reclamation and restoration obligations are determined by discounting the expected future cash outflows for reclamation and restoration at a pre-tax rate that reflects current market assessments of the time value of money

(p)	Comparative amounts

The comparative amounts presented in these condensed consolidated financial statements have been reclassified where necessary to conform to the presentation used in the current year.

(q)	New accounting standards and interpretations

The following is a summary of new standards, amendments and interpretations that are effective for annual periods beginning on or after January 1, 2016:

(a)	IFRS 11, Joint Arrangements (“IFRS 11”) – amendments

The amendments to IFRS 11 provide guidance on the accounting for acquisition of interests in joint operations constituting a business. The amendments require all such transactions to be accounted for using the principles on business combination accounting in IFRS 3, Business Combinations and other IFRS standards except where those principles conflict with IFRS 11.

(b)	IAS 1, Presentation of Financial Statements (“IAS 1”) - amendments

The amendments to IAS 1 enhance financial statement disclosures and presentation.

(c)	IAS 16, Property, Plant and Equipment (“IAS 16”) – amendment

The amendment to IAS 16 provides clarification of acceptable methods of depreciation and amortization.

(d)	IAS 38, Intangible Assets (“IAS 38”) - amendment

The amendment to IAS 38 provides clarification of acceptable methods of depreciation and amortization.

The application of the above amendments did not have any material impact on the consolidated financial statements presented.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	New accounting standards and interpretations (continued)

The following is a summary of new standards, amendments and interpretations that have been issued but not yet adopted in these consolidated financial statements:

(a)	IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of the amendments on its financial statements; however, the impact, if any, is not expected to be significant.

(b)	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

(c)	IFRS 16 Leases (IFRS 16”)

IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor IAS 17 Leases. IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC -15 Operating Leases – Incentives, and SIC – 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 Revenue from Contracts with Customers is also applied.

(d)	IFRS 2 Share-based Payment (“IFRS 2”) – amendments

The amendments to IFRS 2 provide clarification and guidance on the treatment of vesting and non-vesting conditions related to cash-settled share-based payment transactions, on share-based payment transactions with a net settlement feature for withholding tax obligations, and on accounting for modification of a share-based payment transaction that changes its classification from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

The Company is currently assessing the impact that these new and amended standards will have on the condensed consolidated financial statements.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

4.	CASH

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

5.	TRADE AND OTHER RECEIVABLES

The Company’s trade and other receivables consist of:

	May 31,	August 31,
	2018	2017

Goods and services tax receivable	$181,881	$181,881
Other receivables	45,000	125,028
	$226,881	$306,909

Information about the Company’s exposure to credit risks for trade and other receivables is included in Note 23(a)(i).

6.	CRUSHED ORE INVENTORY

On May 23, 2012, the Company entered into a five-year agreement with TME Asphalt Ridge, LLC (“TME”) for the purchase of crushed ore as feedstock for the Company’s oil extraction facility. The agreement requires the Company to purchase 100,000 tons of crushed ore for $16.00 per ton during the first calendar year and a minimum of 100,000 tons per year at a rate of approximately 8,333 tons per month for $20.60 per ton, subject to certain price adjustment provisions, after the first year.

On June 1, 2015, the Company acquired a 100% interest in TMC Capital LLC, which holds the rights to mine ore from the Asphalt Ridge deposit and had granted TME a limited right to mine the bituminous sands in the deposit. As the Company obtained the direct right to the Asphalt Ridge deposit and TME was having financial difficulty, the Company allowed the contract with TME to lapse.

7.	ADVANCED ROYALTY PAYMENTS

(a)	Advance royalty payments to Asphalt Ridge, Inc.

During the year ended August 31, 2015, the Company acquired TMC Capital, LLC, which has a mining and mineral lease with Asphalt Ridge, Inc. (Note 8(b)). The mining and mineral lease with Asphalt Ridge, Inc. required the Company to make minimum advance royalty payments, subsequently amended, which can be used to offset future production royalties for a maximum of two years following the year the advance royalty payment was made.

On October 1, 2015, the Company and Asphalt Ridge, Inc. amended the advance royalty payments in the mining and mineral lease agreement. All previous advance royalty payments required under the original agreement were deemed to be paid in full. The amended advance royalty payments required were: $60,000 per quarter from October 1, 2015 to September 30, 2017, $100,000 per quarter from October 1, 2017 to June 30, 2020 and $150,000 per quarter thereafter.

Effective March 12, 2016, a second amendment was made to the mining and mineral lease agreement between the Company and Asphalt Ridge, Inc. The amended advanced royalty payments required are $60,000 per quarter from October 1, 2015 to February 28, 2018, $100,000 per quarter from March 1, 2018 to December 31, 2020 and $150,000 per quarter thereafter.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

7.	ADVANCED ROYALTY PAYMENTS (continued)

(b)	Advance royalty payments to Asphalt Ridge, Inc.

As at May 31, 2018, the Company has paid advance royalties of $1,824,86 (August 31, 2017 - $1,356,040) to the lease holder, of which a total of $1,057,500 have been used to pay royalties as they have come due under the terms of the mineral lease agreement. During the nine months ended May 31, 2018, $468,796 in advance royalties were paid and $204,583 have been used to pay royalties which have come due. The royalties expensed have been recognized in cost of goods sold on the consolidated statement of loss and comprehensive loss.

As at May 31, 2018, the Company expects to record minimum royalties paid of $211,702 from these advance royalties either against production royalties or for the royalties due within a one year period.

(c)	Unearned advance royalty payments from Blackrock Petroleum, Inc.

During the year ended August 31, 2015, the Company entered into a sublease agreement with Blackrock Petroleum, Inc. (“Blackrock”), pursuant to which it received $170,000 of unearned advance royalties. The sublease was for a portion of the mining and mineral lease with Asphalt Ridge, Inc. (Note 8(b)). Blackrock is a company associated with Accord and the sublease was effectively terminated in the acquisition by the Company of control of Accord on July 4, 2016.

8.	MINERAL LEASES

	TMC Mineral Lease	Accord Oil and Gas Lease	Total
Cost
August 31, 2016	$11,091,388	$1,052,350	$12,143,738
Additions	-	237,813	237,813
Deconsolidation of Accord (Note 3(a))	-	(1,290,163)	(1,290,163)
August 31, 2017	11,091,388	-	11,091,388
Additions	-	-	-
May 31, 2018	$11,091,388	$-	$11,091,388

Accumulated Amortization
August 31, 2016	$-	$-	$-
Additions	-	-	-
August 31, 2017	-	-	-
Additions	-	-	-
Deconsolidation of Accord (Note 3(a))
May 31, 2018	$-	$-	$-

Carrying Amount
August 31, 2016	$11,091,388	$1,052,350	$12,143,738
August 31, 2017	$11,091,388	$-	$11,091,388
May 31, 2018	$11,091,388	$-	$11,091,388

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

8.	MINERAL LEASES (continued)

(a)	MCW mineral lease

On December 29, 2010, the Company acquired a mineral lease (the “MCW Mineral Lease”), covering 1,138 acres in Uintah County, Utah, for the extraction of bituminous or asphaltic sands (oil sands). The MCW Mineral Lease is valid until August 11, 2018 and has rights for extensions based on reasonable production. This lease was cancelled by the State of Utah on December 30, 2016.

(b)	TMC mineral lease

On June 1, 2015, the Company acquired TMC Capital, LLC (“TMC”). TMC holds a mining and mineral lease, subleased from Asphalt Ridge, Inc., on the Asphalt Ridge property located in Uintah County, Utah (the “TMC Mineral Lease”).

The primary term of the TMC Mineral Lease is from July 1, 2013 to July 1, 2018. During the primary term, the Company must meet certain requirements for oil production. After July 1, 2018, the TMC Mineral Lease will remain in effect as long as certain requirements for oil production continue to be met by the Company. If the Company fails to meet these requirements, the lease will automatically terminate 90 days after the calendar year in which the requirements are not met. In addition, the Company is required to make certain advance royalty payments to the lessor (Note 7(a)). The TMC Mineral Lease was subject to a 10% royalty for the first three years and varying percentages thereafter based on the price of oil. An additional 1.6% royalty is payable to the previous lessees of the TMC Mineral Lease. The TMC Mineral Lease also required the Company to make minimum expenditures on the property of $1,000,000 for the first three years, increasing to $2,000,000 for the next three years.

On October 1, 2015, the Company amended the TMC Mineral Lease to defer the requirements for oil extraction until July 1, 2016 and to include the oil extraction from the MCW Mineral Lease as well. The advance royalty payments required under the TMC Mineral Lease were also amended (Note 7(a)). Production royalties were amended to 7% until June 30, 2020 and a varying percentage thereafter, based on the price of oil. Minimum expenditures were amended to $1,000,000 per year until June 30, 2020 and $2,000,000 thereafter if certain operational requirements for oil extraction are not met.

On March 1, 2016, a second amendment to the TMC Mineral Lease amended the termination clause in the lease to:

(i)	Termination will be automatic if there is a lack of a written financial commitment to fund the proposed 3,000 barrel per day processing facility prior to March 1, 2018.
(ii)	Cessation of operations or inadequate production due to increased operating costs or decreased marketability and production is not restored to 80% of capacity within six months of such cessation.
(iii)	The proposed 3,000 barrel per day plant fails to produce a minimum of 80% of its rated capacity for at least 180 calendar days during the lease year commencing July 1, 2020 plus any extension periods.
(iv)	The lessee may surrender the lease with 30 days written notice.
(v)	Breach of material terms of the lease, the lessor will inform the lessee in writing and the lessee will have 30 days to cure financial breaches and 150 days to cure any other non-monetary breach.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

8.	MINERAL LEASES (continued)

(b)	TMC mineral lease (continued)

The term of the lease was extended by the termination clause, providing a written commitment is obtained to fund the 3,000 barrel per day proposed plant. The Company is required to produce a minimum average daily quantity of bitumen, crude oil and/or bitumen products, for a minimum of 180 days during each lease year and 600 days in three consecutive lease years, of:

(i)	By July 1, 2016 plus any extension periods, 80% of 100 barrels per day.
(ii)	By July 1, 2018 plus any extension periods, 80% of 1,500 barrels per day.
(iii)	By July 1, 2020, plus any extension periods, 80% of 3,000 barrels per day.

Advance royalties required are:

(i)	From October 1, 2015 to February 28, 2018, minimum payments of $60,000 per quarter.
(ii)	From March 1, 2018 to December 31, 2020, minimum payments of $100,000 per quarter.
(iii)	From January 1, 2021, minimum payments of $150,000 per quarter.
(iv)	Minimum payments commencing on July 1, 2020 will be adjusted for CPI inflation.

Production royalties payable are amended to 7% of the gross sales revenue, subject to certain adjustments up until June 30, 2020. After that date, royalties will be calculated on a sliding scale based on crude oil prices ranging from 7% to 15% of gross sales revenues, subject to certain adjustments.

Minimum expenditures to be incurred on the properties are $1,000,000 per year up to June 30, 2020 and $2,000,000 per year after that if a minimum daily production of 3,000 barrels per day during a 180 day period is not achieved.

(c)	Oil and gas leases

On July 4, 2016, the Company acquired 57.3% of the common shares of Accord (Note 1) and accounted for this investment on a consolidated basis.

Accord holds three oil and gas leases in Edwards County, Texas and certain oil extraction technologies (Note 10(a)). The oil and gas leases are subject to an overriding royalty interest of 5%, which will be reduced to 1% after the Company has incurred and paid $1,000,000 in royalties to the underlying royalty holder. No royalties are payable until defined revenue thresholds have been achieved from existing and new oil wells developed on the leases.

The Company’s interest in Accord, due to additional cash contributions made to Accord by other shareholders and parties, was reduced to 44.7% as of March 1, 2017 and the assets, liabilities and results of operations of Accord were deconsolidated from that date. The Company has accounted for its investment in Accord using the equity method from March 1, 2017.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

9.	PROPERTY, PLANT AND EQUIPMENT

	Oil Extraction Plant	Other Property and Equipment	Total
Cost
August 31, 2016	$16,678,017	$352,854	$17,030,871
Additions	290,120	-	290,120
Deconsolidation of Accord (Note 3(a))	-	(1,887)	(1,887)
Disposals and scrapping	(121,637)	(35,000)	(156,637)
August 31, 2017	16,846,500	315,967	17,162,467
Additions	3,024,517	-	3,024,517
May 31, 2018	$19,871,017	$315,967	$20,186,984

Accumulated Amortization
August 31, 2016	$1,082,273	$96,114	$1,178,387
Additions	1,082,159	46,814	1,128,973
Deconsolidation of Accord (Note 3(a))	-	(628)	(628)
Disposals and scrapping	(16,218)	(35,000)	(51,218)
August 31, 2017	2,148,214	107,300	2,255,514
Additions	706,809	142,557	849,366
May 31, 2018	$2,855,023	$249,857	$3,104,880

Carrying Amount
August 31, 2016	$15,595,744	$256,740	$15,852,484
August 31, 2017	$14,698,286	$208,667	$14,906,953
May 31, 2018	$17,015,994	$66,110	$17,082,104

(a)	Oil Extraction Plant

In June 2011, the Company commenced the development of an oil extraction facility on its mineral lease in Uintah, Utah and entered into construction and equipment fabrication contracts for this purpose. On September 1, 2015, the first phase of the plant was completed and was ready for production of hydrocarbon products for resale to third parties. During the quarter ended August 31, 2017 the Company began the dismantling and relocating the oil extraction facility to its TMC Mineral Lease facility to improve production and logistical efficiencies whilst continuing its project to increase production capacity to a minimum capacity of 1,000 barrels per day.

The Company has relocated its oil extraction plant to the Asphalt Ridge site, where it holds a mineral lease, together with this relocation, the Company embarked on an expansion project to expand the production output of the facility. The Company spent $3,024,517 on the expansion at May 31, 2018. The cost of construction includes capitalized borrowing costs for the year ended August 31, 2017 of $100,000 (2016 - $137,500) and total capitalized borrowing costs as at May 31, 2018 of $2,212,080 (August 31, 2017 - $2,212,080).

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

10.	INTANGIBLE ASSETS

Oil Extraction Technology
Cost
August 31, 2016	2,291,488
Additions	333,998
Deconsolidation of Accord (Note 3(a))	(1,815,617)
August 31, 2017	809,869
Additions	-
May 31, 2018	$809,869

Accumulated Amortization
August 31, 2016	49,033
Additions	53,165
August 31, 2017	102,198
Additions	40,907
Deconsolidation of Accord (Note 3(a))	-
May 31, 2018	$143,105

Carrying Amounts
August 31, 2016	$2,242,455
August 31, 2017	$707,671
May 31, 2018	$666,764

(a)	Oil extraction technologies

During the year ended August 31, 2012, the Company acquired a closed-loop solvent based oil extraction technology which facilitates the extraction of oil from a wide range of bituminous sands and other hydrocarbon sediments. The Company has filed patents on this technology in the USA and Canada and has employed it in its oil extraction plant. The Company commenced production from its oil extraction plant on September 1, 2015 and is amortizing the cost of the technology over fifteen years, the expected life of the oil extraction plant.

On July 4, 2016, the Company acquired 57.3% of the total issued and outstanding shares of Accord (Note 1). Accord holds the rights to use proprietary technology which may improve the efficiency of oil extraction from certain oil fields and from depth at the Company’s bituminous sands lease. Once the proprietary technology is fully operational the Company intends to utilize the technology to extract oil from its oil and gas leases (Note 8(c)) and to amortize the cost over fifteen years, the expected life useful life of the oil and gas leases.

The Company’s interest in Accord, due to additional cash contributions made to Accord by other shareholders and parties, was reduced to 44.7% as of March 1, 2017 and the assets, liabilities and results of operations of Accord were deconsolidated from that date. The Company has accounted for its investment in Accord using the equity method from March 1, 2017.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

11.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable as at May 31, 2018 and August 31, 2017 consist primarily of amounts outstanding for construction and expansion of the oil extraction plant and other operating expenses that are due on demand.

Accrued expenses as at May 31, 2018 and August 31, 2017 consist primarily of other operating expenses and interest accruals on long-term debt (Note 12) and convertible debentures (Note 13).

Information about the Company’s exposure to liquidity risk is included in Note 23(c).

12.	LONG-TERM DEBT

			Principal due	Principal due
Lender	Maturity Date	Interest Rate	May 31, 2018	August 31, 2017

Private lenders	May 1, 2017	15.00%	-	100,000
Private lenders	May 1, 2019	5.00%	637,739	1,001,905
Private lenders	July 28, 2020	10.00%	-	33,305
Private lenders	August 31, 2020	5.00%	485,296	336,080
Equipment loans	April 17, 2020 – April 20, 2020	4.30 - 4.90%	115,167	160,343
Director	August 18, 2020	5.00%	429,176	242,250

Total loans			$1,667,378	$1,873,883
Accrued interest			-	2,497
			$1,667,378	$1,876,380

The maturity of the long-term debt is as follows:

	May 31, 2018	August 31, 2017

Principal classified as repayable within one year	$424,246	$1,159,104
Principal classified as repayable later than one year	1,243,132	717,276

	$1,667,378	$1,876,380

(a)	Director

On March 18, 2016, the Company issued a promissory note for $3,000,000 to the Chair of the Board of Directors of the Company. The proceeds from the issuance of the promissory note were used to settle the total outstanding amount of the B&N Bank credit facility.

On August 15, 2017 the promissory note, including accrued interest of $215,625, was assigned by the Chair of the Board to three related entities and were subsequently converted into 14,391,330 shares of the Company.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

12.	LONG-TERM DEBT (continued)

(b)	Private lenders

(i)	On December 16, 2013, the Company obtained an on-demand loan from private investors for a total of $430,000, bearing interest at 15% per annum. The loan is personally guaranteed by the Chair of the Board of Directors. The loan was amended on November 1, 2016 to extend the maturity date to May 1, 2017, and a further extension of this loan is currently being negotiated. During the current year, interest previously overpaid amounting to $16,800 was offset against the principal and a further principal payment of $10,000 was made, resulting in a principal balance outstanding of $100,000. Principal repaid during the year ended August 31, 2016 amounted to $73,200.

(ii)	On October 10, 2014, the Company issued two secured debentures for an aggregate principal amount of CDN $1,100,000 to two private lenders. The debentures bear interest at a rate of 12% per annum, maturing on October 15, 2017 and are secured by all of the assets of the Company. In addition, the Company issued common share purchase warrants to acquire an aggregate of 16,667 common shares of the Company. On September 22, 2016, the two secured debentures were amended to extend the maturity date to January 31, 2017. The terms of these debentures were renegotiated with the debenture holders to allow for the conversion of the secured debentures into common shares of the Company at a rate of CDN $4.50 per common share and to increase the interest rate, starting June 1, 2016, to 15% per annum. On January 31, 2017, the two secured debentures were amended to extend the maturity date to July 31, 2017. Additional transaction costs and penalties incurred for the loan modifications amounted to $223,510.

The debentures were renegotiated on February 9, 2018, whereby the maturity date of the debentures was extended to May 1, 2019. Each of the debentures was amended to allow for a portion of the debenture, amounting to CDN$628,585 to be convertible into shares of common stock. On May 1, 2018, a total of CDN$365,000 was converted into equity, the remaining convertible portion of the debentures does not attract interest and is convertible into equity as follows;

●	CDN$66,000 on August 1, 2018
●	CDN$66,000 on November 1, 2018
●	CDN$131,585 on January 1, 2019.

The conversion price will be at the maximum discount allowable at the lower of the average 20 day weighted average share price of the market closing price, as may be permitted by applicable securities legislation or stock exchange rules.

The remaining balance of the debentures amounting to CDN825,745 is payable in cash. The original payment terms are currently being renegotiated, the loan attracts interest at 5% per annum, interest accrual beginning on April 2, 2018.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

12.	LONG-TERM DEBT (continued)

(b)	Private lenders (continued)

(iii)	The Company received advances from various private lenders during the nine months ended May 31, 2018 and the year ended August 31, 2017 in the form of unsecured promissory notes. These promissory notes mature at various dates, between on demand and July 28, 2020, and bear interest at 10% per annum. Various promissory notes, including interest thereon, were converted into common shares on May 19, 2017, under the terms of various Securities Purchase Agreements entered into with the lenders (Note 12(b)(vii)).

(iv)	During the year ended August 31, 2016, the Company obtained a loan from Altlands Overseas Corp. for $750,000, bearing interest at a rate of 6% per annum and maturing on September 10, 2017. This loan, including all interest thereon was converted into common shares on May 19, 2017 under the terms of a Securities Purchase Agreement entered into with the lender (Note 12(b)(vii)).

(v)	The Company received advances from various private lenders during the nine months ended May 31, 2018 and the year ended August 31, 2017 in the form of unsecured promissory notes. These promissory notes mature at various dates, between May 19, 2020 and August 31, 2020 and bear interest at 5% per annum. Various promissory notes, including interest thereon, were converted into common shares on May 19, 2017, under terms of various Securities Purchase Agreements entered into with the lenders (Note 12(b)(vii)).

(vi)	The Company received advances from various private lenders during the year ended August 31, 2016 and 2015 in the form of unsecured promissory notes. On January 20, 2016, the Company issued an aggregate of 882,455 common shares in satisfaction of $2,447,478 of indebtedness. On July 25, 2016, the Company issued an aggregate of 86,316 common shares in satisfaction of a further $266,146 of indebtedness.

(vii)	On May 19, 2017, under the terms of Securities Purchase Agreements entered into with various lenders, including the promissory notes in Notes 12(d) and 13(b), the Company issued 31,083,281 common shares at conversion prices ranging from $0.353 per share to $0.397 per share in exchange for promissory notes, including interest thereon, amounting to $12,185,904. These common shares were issued on July 11, 2017.

(viii)	During April 2018, the Company converted $1,420,246 of the principal balance outstanding on the unsecured promissory notes into convertible debentures with a term of 60 months, bearing interest at 10% per annum. These units are convertible into units at a conversion price of $1.09 per share, each unit consisting of one common share and one common share purchase warrant convertible into common shares at a conversion price of $1.30 per share.

(c)	Equipment loans

The Company entered into two equipment loan agreements with financial institutions to acquire equipment for the oil extraction facility. The loans had a term of 60 months and bore interest at a rate between 4.3% and 4.9% per annum. Principal and interest were paid in monthly installments. These loans were secured by the acquired assets.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

12.	LONG-TERM DEBT (continued)

(d)	Promissory notes

On June 1, 2015, the Company issued two promissory notes for $5,000,000 each for the acquisition of TMC (Note 1). These promissory notes had a five-year term, bore interest at a rate of 5% per annum and were unsecured. These promissory notes were guaranteed by the Chair of the Board of Directors.

During the year ended August 31, 2016, the Company issued 666,667 common shares as repayment of $2,500,000 of this indebtedness.

The remaining promissory notes were converted into common shares on May 19, 2017 (Note 12(b)(vii)), under the terms of Securities Purchase Agreements entered into with the lenders, at a conversion price of $0.397 per share.

(e)	Director

During the years ended August 31, 2017 and 2016, the Company issued unsecured promissory notes to private companies controlled by the Chair of the Board of Directors of the Company (Note 19).

13.	CONVERTIBLE DEBENTURES

			Principal due	Principal due
Lender	Maturity Date	Interest Rate	May 31, 2018	August 31, 2017

Alpha Capital Anstalt	October 31, 2018	5.00%	56,500	508,500
Deloro Energy LLC	June 1, 2018	0.00%	-	-
Private lenders	January 1, 2019	0.00%	203,572	-
Private lender debentures	April 30, 2023	10.00%	2,076,522	-

Total loans			$2,336,594	$508,500

The maturity of the convertible debt is as follows:

	May 31, 2018	August 31, 2017

Principal classified as repayable within one year	$2,336,594	$-
Principal classified as repayable later than one year	-	508,500

	$2,336,594	$508,500

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

13.	CONVERTIBLE DEBENTURES (continued)

(a)	Director

On June 25, 2014, the Company issued a convertible debenture for up to a maximum aggregate principal amount of $2,000,000 to the Chair of the Board of Directors, which bore interest at a rate of 10% per annum and matured on June 25, 2017. On September 22, 2014, $1,796,000 of the principal was converted into 64,183 common shares of the Company. The balance of $204,000 was convertible at a deemed price of CDN $30.00 per share at any time at the option of the holder and is secured by all of the assets of the Company.

The remaining principal and accrued interest outstanding on this note was converted into common shares on May 19, 2017 at a conversion price of $0.353 per share (Note 12(b)(vii)).

(b)	Altlands Overseas Corp.

On February 9, 2015, the Company received a loan for an aggregate principal amount of $2,000,000, which was increased to $3,500,000 on July 21, 2015. The loan bore interest at a rate of 6% per annum and matured on February 9, 2016. On February 1, 2016, the loan was modified to extend the maturity date to February 9, 2017 and increase the rate of interest to 10% per annum between February 10, 2016 and February 9, 2017. The loan was guaranteed by the Chair of the Board of Directors. In addition, the lender held the option, subject to director, shareholder and regulatory approvals, to convert the loan into a 49.9% ownership interest in POSR.

On February 23, 2017, Altlands converted $2,300,000 of the principal outstanding on the Altlands debt, into 669,760 common shares at a conversion price of $3.434 per share.

The remaining principal and accrued interest outstanding on the Altlands debt was converted into common shares on May 19, 2017 at a conversion price of $0.397 per share (Note 12 (b)(vii)).

(c)	Alpha Capital Anstalt

On December 15, 2015, the Company issued a convertible secured note for $555,556 to Alpha Capital Anstalt. The convertible secured note bore interest at a rate of 5% per annum, matured on June 15, 2017 and was convertible into units, each unit consisting of one common share of the Company and one common share purchase warrant of the Company, at a conversion price of $0.34794 per unit. Each warrant would entitle the holder to acquire one additional common share at an exercise price of CDN $0,4935● per share until ●.

On April 5, 2016, $55,556 of the principal of the convertible secured note was settled by the issuance of 22,991 common shares of the Company. The remaining $500,000 of the principal and $12,577 of accrued interest of the convertible secured note was settled on April 8, 2016 using the proceeds from the issuance of an additional convertible secured note to Alpha Capital Anstalt.

On April 8, 2016, the Company issued an additional convertible secured note for $600,000 to Alpha Capital Anstalt. The convertible secured note bore interest at a rate of 5% per annum and matured on October 8, 2017. The convertible secured note was convertible into units, consisting of one common share of the Company and one common share purchase warrant of the Company, at a conversion price of $3.469 per unit. Each warrant would entitle the holder to acquire one additional common share at an exercise price of CAD $4.725 per share until April 8, 2021. The convertible secured note was secured by all of the assets of the Company.

Between October 14, 2016 and October 31, 2016, $200,000 of the principal of the convertible secured notes was converted into 57,756 units.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

13.	CONVERTIBLE DEBENTURES (continued)

(c)	Alpha Capital Anstalt (continued)

On August 31, 2017, the Company issued a new convertible secured note for $565,000 to Alpha Capital Anstalt. The remaining convertible loan principal at $400,000 and interest and early settlement interest at $59,014 was settled by the proceeds of the newly issued convertible secured note. The convertible secured note bears interest at a rate of 5% per annum and matures on October 31, 2018. The convertible secured note is convertible into units, consisting of one common share of the Company and one common share purchase warrant of the Company, at a conversion price of $0.29 per unit until August 31, 2022. The convertible secured note is secured by all of the assets of the Company.

On December 19, 2017, January 10, 2018, February 9, 2018 and May 22,2108, Alpha Capital converted a total of $508,500 of the convertible units into 1,753,447 shares of common stock at a conversion price of $0,29 per share; and warrants exercisable over 1,753,447 share of common stock at an exercise price of $0,315 per share.

(d)	Deloro Energy LLC

On September 11, 2017, Petroteq Energy CA, Inc. (“PQE CA”) entered into an agreement (“Agreement”) with Deloro Energy LLC, (“Deloro”). Under the Agreement, Deloro will provide financing of $10,000,000 to the Company, in tranches of $2,500,000, $3,500,000 and $4,000,000, to be used primarily for the expansion of the production capacity of the Company’s oil extraction plant to 1,000 barrels per day. On the completion of the loan advance of $10,000,000, Deloro will be entitled to convert its loan into a 49% equity interest in each of POSR”) and TMC.

On the signing of the Agreement on September 11, 2017, Deloro paid a non-refundable deposit of $50,000 to PQE CA, and credited towards the first tranche. On October 20, 2017, a further $1,205,000 was received by PQE CA for the planned expansion of the of the oil extraction plant processing capacity. At the time the oil extraction plant achieves commercial production of at least 1,000 barrels per day, Deloro will receive a 25% economic royalty interest from PQE Oil and TMC. A further $1,295,982 was received during the three months ended February 2018 and a further $1,100,000 during the three months ended May 31, 2018.

Deloro was to advance a second tranche of $3,500,000 which was to take place prior to February 28, 2018 for a further economic royalty interest of 10% (a total of 35%) from PQE Oil and TMC, commencing and calculated from when the oil extraction plant achieves commercial production of at least 1,000 barrels per day.

Deloro was to advance a third and final tranche of $3,950,000 on or before June 1, 2018 which will entitle Deloro to receive an additional economic royalty interest of 14% (a total of 49%) from PQE Oil and TMC, commencing and calculated from when the oil extraction plant achieves commercial production of at least 1,000 barrels per day.

If Deloro fails to make any of the advances under the Agreement, PQE CA will have the option to repurchase the royalty interests owned by Deloro within twelve months from the date of the failure to make the advance. If Deloro fails to make all the advances by June 1, 2018, the advances made to date will convert to a loan payable, with interest at 5% per annum, by June 1, 2019.

Deloro failed to make advances as per the agreed upon schedule and during May 2018, the agreement with Deloro was terminated and the outstanding principal debt of $3,600,000, less the non-refundable deposit of $50,982 was converted into units at a conversion price of $0.60 per share. Each unit consisting of one common share and one three year common share purchase warrant exercisable at $0.91 per share.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

13.	CONVERTIBLE DEBENTURES (continued)

(e)	Private lenders

In terms of an agreement entered into with two debenture holders, a portion of their debentures is convertible into shares of common stock, refer note 12(b)(ii) above.

(f)	Private lender debentures

During April 2018, several private lenders converted unsecured promissory notes amounting to $1,420,247 into 60 month convertible debentures, each debenture is convertible into units at a conversion price of $1.09 per unit, each unit consisting of one common share and one common share purchase warrant exercisable at $1.30 per share. The warrants are exercisable for a period, the earlier of 24 months from issuance date or the maturity date of the debenture.

14.	RECLAMATION AND RESTORATION PROVISIONS

	Oil Extraction Facility	Site Restoration	Total

Balance at August 31, 2016	357,000	204,000	561,000
Accretion expense	7,140	4,080	11,220
Balance at August 31, 2017	364,140	208,080	572,220
Accretion expense	5,462	3,121	8,583
Balance at May 31, 2018	$369,602	$211,201	$580,803

(a)	Oil Extraction Plant

In accordance with the terms of the lease agreement, the Company is required to dismantle its oil extraction plant at the end of the lease term, which is expected to be in 25 years. During the year ended August 31, 2015, the Company recorded a provision of $350,000 for dismantling the facility.

Because of the long-term nature of the liability, the greatest uncertainties in estimating this provision are the costs that will be incurred and the timing of the dismantling of the oil extraction facility. In particular, the Company has assumed that the oil extraction facility will be dismantled using technology and equipment currently available and that the plant will continue to be economically viable until the end of the lease term.

The discount rate used in the calculation of the provision as at May 31, 2018 and August 31, 2017 is 2.0%.

(b)	Site restoration

In accordance with environmental laws in the United States, the Company’s environmental permits and the lease agreement, the Company is required to restore contaminated and disturbed land to its original condition before the end of the lease term, which is expected to be in 25 years. During the year ended August 31, 2015, the Company provided $200,000 for this purpose.

The site restoration provision represents rehabilitation and restoration costs related to oil extraction sites. This provision has been created based on the Company’s internal estimates. Significant assumptions in estimating the provision include the technology and equipment currently available, future environmental laws and restoration requirements, and future market prices for the necessary restoration works required.

The discount rate used in the calculation of the provision as at May 31, 2018 and August 31, 2017 is 2.0%.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

15.	COMMON SHARES

Authorized	unlimited common shares without par value
Issued and Outstanding	67,486,731 common shares as at May 31, 2018.

On May 19, 2017 the shareholders of the Company approved the consolidated its shares on a 30 for one basis. The number of shares issued and outstanding have been retroactively adjusted for this consolidation in these financial statements.

During the period from October 21, 2016 to November 8, 2016, the Company issued 57,756 common shares on the conversion of $200,000 of convertible debt to Alpha Capital Anstalt.

On November 17, 2016, the Company issued 21,496 common shares to two private lenders on modification of the debt terms and extension of the repayment date of the debt.

During the period from November 17, 2016 to August 23, 2017, the Company issued 479,867 common shares of common stock to settle outstanding liabilities with third parties amounting to $311,442.

During the period from November 17, 2016 to August 30, 2017, the Company issued 694,042 common shares for net proceeds of $641,528.

On January 17, 2017, the Company issued 16,667 common shares to its Chief Technical Officer and the inventor of a key component of the Company’s oil extraction technology.

During the period from February 23, 2017 and August 22, 2017, the Company issued a total of 46,144,371 common shares upon the conversion of several notes and convertible notes totaling $17,852,548, including interest thereon, and a further $115,000 of directors’ loans (Note 13 (a)).

On June 12, 2017, the Company issued 83,333 common shares as an investment into a joint venture with two unrelated parties (Note 20).

During the period from September 27, 2017 to March 9, 2018, the company issued an additional 2,535,450 shares for net proceeds of $1,431,356

During the period December 19, 2017 to May 22, 2018, the Company issued 8,246,689 shares upon the conversion of $4,392,171 of convertible notes, including 6,000,000 common shares of the conversion of the Deloro Energy convertible note of $3,600,000 and 1,753,447 common shares on the conversion of $508,500 of the Alpha Capital convertible note.

During the period March 1, 2018 and May 14, 2018, the Company issued 1,457,893 shares of common stock to settle outstanding liabilities with third parties amounting to $1,723,115.

During the period March 5, 2018 and April 19, 2018, warrant holders exercised warrants over $1,000,000 shares of common stock at an exercise price of $0.315 per share for gross proceeds of $315,015.

On May 30, 2018, the Company issued 25,000 shares of common stock to an advisory board member in terms of an agreement entered into whereby the advisory board member will be issued a total of 100,000 shares of common stock. An additional 50,000 shares will be issued on July 31, 2018 and a further 25,000 on September 30, 2018. The 25,000 shares of common stock issued on May 30, 2018 were valued at $17,834.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

16.	SHARE PURCHASE OPTIONS

(a)	Stock option plan

The Company has a stock option plan which allows the Board of Directors of the Company to grant options to acquire common shares of the Company to directors, officers, key employees and consultants. The option price, term and vesting are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of the TMX Venture Exchange. The stock option plan is a 20% fixed number plan with a maximum of 1,513,574 common shares reserved for issuance.

On November 30, 2017, the Company granted 1,425,000 ten year options to three directors at an exercise price of CDN$2.27 per share. The weighted average fair value of the options granted was estimated at $2.27 per share at the grant date using the Black-Scholes option pricing model. For the year ended August 31, 2017, the Company did not grant any options.

The weighted average assumptions used for the Black-Scholes option pricing model were:

	Nine months ended May 31, 2018
Share price	CDN $	2.27
Exercise price	CDN $	2.27
Expected share price volatility (1)		197%
Risk-free interest rate		1.81%
Expected term		10 years

(1)	Expected volatility has been calculated based on the Company’s historical volatility.

During the nine months ended May 31, 2018 the share-based compensation expense of $2,505,647 relates to the 1,425,000 options granted to the directors.

(b)	Share purchase options

Share purchase option transactions under the stock option plan were:

	Nine months ended May 31, 2018		Year ended August 31, 2017
	Number of Options	Weighted average exercise price*	Number of options	Weighted average exercise price*
Balance, beginning of period	113,333	$12.57	126,666	$14.70
Options granted	1,425,000	$1.76	-	-
Options cancelled	-	-	-	-
Options expired	(30,000)	$33.00	(13,333)	$33.00
Balance, end of period	1,508,333	$1.89	113,333	$12.57

*	All option exercise prices are converted to US $ at period end for purposes of determining the weighted average exercise price.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

16.	SHARE PURCHASE OPTIONS (continued)

(b)	Share purchase options (continued)

Share purchase options outstanding and exercisable as at May 31, 2018 are:

Expiry Date	Exercise Price		Options Outstanding	Options Exercisable
December 31, 2018	USD $	4.80	50,000	50,000
February 1, 2026	CDN $	5.85	33,333	33,333
November 30, 2027	CDN $	2.27	1,425,000	1,425,000

			1,508,333	1,508,333

Weighted average remaining contractual life	9.2 years	9.4 years

17.	SHARE PURCHASE WARRANTS

Share purchase warrants outstanding as at May 31, 2018 are:

Expiry Date	Exercise Price		Warrants Outstanding
November 5, 2019	CDN $	28.35	25,327
April 12, 2019	CDN $	5.10	16,667
August 19, 2019	CDN $	7.50	66,666
March 9, 2020		$1.50	114,678
April 8, 2021	CDN$	4.74	57,756
May 22, 2021		$0.91	6,000,000
August 31,2022		$0.315	753,447
			7,034,541

Weighted average remaining contractual life			3.10 years
Weighted average exercise price			$1.06

Between April 30, 2015 and October 9, 2015, the Company issued 4,221, 8,442, 6,332 and 6,332 share purchase warrants in connection with the conversion of $100,000, $200,000, $150,000 and $150,000, respectively, of the convertible secured notes (Note 13(c)) into units composed of one common share of the Company and one share purchase warrant of the Company. The fair value of the warrants granted was estimated, using the residual method, of $0.60, $2.40, $4.50 and $2.70 per warrant, respectively.

On May 9, 2016, the Company issued 16,667 share purchase warrants to settle an outstanding liability of $75,000. The fair value of the warrants granted was estimated at $2.10 per warrant at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used for the Black-Scholes option pricing model were a share price of CDN $4.20, exercise price of CDN $4.95, expected share price volatility of 114%, risk-free interest rate of 0.68% and expected term of three years. The expected volatility was calculated based on the Company’s historical volatility.

On June 1, 2016, 16,667 share purchase warrants issued to debt holder were cancelled (Note 12(b)(ii)).

On August 19, 2016, the Company issued 66,666 share purchase warrants in connection with the acquisition of 57.3% of the common shares of Accord (Note 1). The fair value of the warrants granted was estimated at $2.70 per warrant at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used for the Black-Scholes option pricing model were a share price of CDN $5.70, exercise price of CDN $7.50, expected share price volatility of 116%, risk-free interest rate of 0.68% and expected term of three years. The expected volatility was calculated based on the Company’s historical volatility.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

17.	SHARE PURCHASE WARRANTS (continued)

On October 14, 2016 and October 31, 2016, the Company issued 14,439 and 43,317 share purchase warrants in connection with the conversion of $50,000 and $150,000, respectively, of the convertible secured notes (Note 13(c)) into units composed of one common share of the Company and one share purchase warrant of the Company. The fair value of the warrants granted was estimated, using the relative fair value method, at $1.80 per warrant.

On December 19, 2017, January 10, 2018, February 9, 2018, and May 22, 2018, the Company issued a total of 1,753,447 share purchase warrants in connection with the conversion of $508,500 of the convertible notes (Note 13(c) into units composed of one common share of the Company’s common stock and one share purchase warrant of the Company’s common stock. The fair value of the warrants granted was estimated, using the relative fair value method, at $0.15 per warrant.

On March 9, 2018, the Company issued a total of 114,678 share purchase warrants in connection with a subscription agreement entered into with a private investor for gross proceeds of $125,000 for 114,678 units, each unit consisting of one share of common stock and one share purchase warrant for one share of common stock exercisable at $1.50 per share. The fair value of the warrants granted were estimated using the relative fair value method at $0.58 per share.

Between March 5, 2018 and April 19, 2018, the holders of share purchase warrants exercised warrants over 1,000,000 shares of common stock at an exercise price of $0.315 per share for gross proceeds of $315,015.

On May 22, 2018, the Company issued a total of 6,000,000 share purchase warrants in connection with the conversion of $3,600,000 of the Deloro Energy LLC convertible note (Note 13d) into 6,000,000 units, each unit consisting of one share of common stock and one share purchase warrant for one share of common stock exercisable at $0.91 per share. The fair value of the warrants granted were estimated using the relative fair value method at $0.25 per share.

18.	DILUTED LOSS PER SHARE

The Company’s potentially dilutive instruments are convertible debentures and share purchase options and warrants. Conversion of these instruments would have been anti-dilutive for the periods presented and consequently, no adjustment was made to basic loss per share to determine diluted loss per share. These instruments could potentially dilute earnings per share in future periods.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

19.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise separately disclosed in these consolidated financial statements are:

(a)	Key management personnel and director compensation

The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing, and controlling the activities of the Company, consist of the following amounts:

	Three months ended
	May 31, 2018	May 31, 2017

Salaries, fees and other benefits	$195,300	$102,000
Share based compensation	-	-
	$195,300	$102,000

	Nine months ended
	May 31, 2018	May 31, 2017

Salaries, fees and other benefits	$484,800	$306,000
Share based compensation	2,505,647	15,992
	$2,990,447	$321,992

At May 31, 2018 $1,398,392 is due to members of key management and directors for unpaid salaries, expenses and directors’ fees (August 31, 2017 – $1,137,392).

(b)	Due to director

During the nine months ended May 31, 2018 and the year ended August 31, 2017 and 2016, the Company received additional advances of $1,145,440 and $421,250 from various private companies controlled by the Chair of the Board of Directors of the Company (Notes 12(b)(v) and 12(e)).

On January 20, 2016 and July 25, 2016, the Company entered into an agreement to settle a portion of the principal and accrued and unpaid interest of these advances by issuing 85,160 and 37,581 common shares of the Company, respectively, to the lenders.

As of May 31, 2018 and August 31, 2017, the Company owed the Chair of the Board the aggregate sum of $429,176 and $242,250 of long term debt, respectively. These loans bear interest at 5% per annum and mature during August 2020.

During April 2018, the Chair of the Board converted $774,387 of long term debt into 60 month convertible debentures, earning interest at 10% per annum and convertible into units at a conversion price of $1.09 per unit, each unit consisting of one share of common stock and a share purchase warrant convertible into one share of common stock at a conversion price of $1.30 per share. The warrants expire the earlier of 24 months from issue date or the date of maturity of the convertible debenture.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

19.	RELATED PARTY TRANSACTIONS (continued)

(b)	Due to director (continued)

On May 18, 2017, the Company entered into a securities purchase agreement whereby it agreed to convert an aggregate principal debt of $264,841, including interest thereon, owing to the Chair of the Board or companies controlled by him into 751,681 of common share at a conversion price of $0.353 per share.

On May 18, 2017, the Company entered into a securities purchase agreement whereby it agreed to convert an aggregate principal debt of $115,000, including interest thereon, owing to the Chair of the Board or companies controlled by him into 325,779 common shares at a conversion price of $0.353 per share.

On August 15, 2017, the promissory note of $3,000,000, owing to the Chair of the Board, including accrued interest thereon up to August 18, 2017 of $215,625, was assigned to three different entities and in terms of debt conversion agreements entered into on August 18, 2017, was subsequently converted into 14,391,330 common shares at a conversion price of $0.223 per share,

20.	INVESTMENTS

(a)	Investment in joint venture

On November 11, 2016, the Company and three other parties entered into a joint venture for the operation of a site for careers in the oil and gas industry. The Company has a 25% interest in this joint venture and has made advances of $68,331 to the joint venture as of May 31, 2018. The joint venture has not commenced operations as of May 31, 2018.

(b)	Investment in First Bitcoin

PQE CA formed a new subsidiary Petrobloq, LLC. (“Petrobloq”) The Company advanced $100,000 to Petrobloq which, in terms of an agreement entered into with First Bitcoin Capital Corp. (“FBCC”), a global developer of blockchain-based applications, a further $400,000 will be advanced to FBCC to design and develop a BlockChain-powered supply chain management platform for the oil and gas industry. The platform will be designed as a “one-stop shop” that will provide both small and large oil and gas producers and operators with the ability to customize their own distributed ledger modules that will permit each company, in a secure “closed” environment, to document, track, and account for the supply of equipment, materials and services in project, field, and lease development.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

21.	SEGMENT INFORMATION

The Company operated in two reportable segments within the USA during the nine months ended May 31, 2018 and the year ended August 31, 2017 and 2016, oil extraction and processing operations and mining operations.

The Company has completed its expansion of the plant and plans to commence commercial production in the 4th quarter of the current year. The Company’s mining operations have not commenced and are expected to generate revenues once the Company begins extracting oil from the oil sands.

The presentation of the consolidated statements of loss and comprehensive loss provides information about the oil extraction and processing segment. There were no operations in the mining operations segment during the nine months ended May 31, 2018 and 2017.

	May 31, 2018
(in ’000s of dollars)	Oil Extraction	Mining operations	Consolidated
Additions to non-current assets	$3,025	$-	$3,025
Reportable segment assets	22,959	9,047	32,006
Reportable segment liabilities	$(7,821)	$(169)	$(7,990)

	May 31, 2017
(in ’000s of dollars)	Oil Extraction	Mining operations	Consolidated
Additions to non-current assets	$998		$998
Reportable segment assets	17,911	11,680	29,591
Reportable segment liabilities	$(9,303)	$(169)	$(9,472)

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

21.	SEGMENT INFORMATION (continued)

Other information about reportable segments is:

	May 31, 2018
(in ’000s of dollars)	Oil Extraction	Mining operations	Consolidated

External Revenues	$-	$-	$-
Cost of Goods Sold	29	205	234
Gross Loss	-	(205)	(234)
Operating Expenses
General and administrative	401	11	412
Travel and promotion	2,087	-	2,087
Professional fees	1,716	-	1,716
Salaries and wages	639	-	639
Share-based compensation	2,524	-	2,524
Gain on settlement of liabilities	(217)	-	(217)
Interest expense	323	-	323
Equity loss	51	-	51
Depreciation and amortization	890	-	890

	May 31, 2017
(in ’000s of dollars)	Oil Extraction	Mining operations	Consolidated

External Revenues	$-	$-	$-
Cost of Goods Sold	-	315	315
Gross Loss	-	(315)	(315)
Operating Expenses
General and administrative	247	8	255
Travel and promotion	420	-	420
Professional fees	469	6	475
Salaries and wages	451	-	451
Share-based compensation	16	-	16
Gain on settlement of liabilities	907	-	907
Interest expense	811	269	1,080
Other	28		28
Depreciation and amortization	893	-	893

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

22.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level. The Company considers its capital for this purpose to be its shareholders’ equity and long-term liabilities.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may seek additional financing or dispose of assets.

In order to facilitate the management of its capital requirements, the Company monitors its cash flows and credit policies and prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors. There are no external restrictions on the Company’s capital.

23.	MANAGEMENT OF FINANCIAL RISKS

The risks to which the Company’s financial instruments are exposed to are:

(a)	Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet contractual obligations. The Company is exposed to credit risk through its cash held at financial institutions, trade receivables from customers and notes receivable.

The Company has cash balances at various financial institutions. The Company has not experienced any loss on these accounts, although balances in the accounts may exceed the insurable limits. The Company considers credit risk from cash to be minimal.

Credit extension, monitoring and collection are performed for each of the Company’s business segments. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by a review of the customer’s credit information.

Accounts receivable, collections and payments from customers are monitored and the Company maintains an allowance for estimated credit losses based upon historical experience with customers, current market and industry conditions and specific customer collection issues.

At May 31, 2018 and August 31, 2017, the Company had no trade receivables. The Company considers it maximum exposure to credit risk to be its trade and other receivables and notes receivable.

(b)	Interest rate risk

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of the Company’s financial instruments. The Company is exposed to interest rate risk as a result of holding fixed rate borrowings of varying maturities as well as through certain floating rate instruments. The Company considers its exposure to interest rate risk to be minimal.

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

23.	MANAGEMENT OF FINANCIAL RISKS (continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities as they become due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include estimated interest payments. The Company has included both the interest and principal cash flows in the analysis as it believes this best represents the Company’s liquidity risk.

At May 31, 2018

		Contractual cash flows
(in ’000s of dollars)	Carrying amount	Total	1 year or less	2 - 5 years	More than 5 years
Accounts payable	$774	$774	$774	$-	$-
Accrued liabilities	1,749	1,749	1,749	-	-
Convertible debenture	2,487	2,487	2,487	-	-
Long-term debt	1,517	1,816	502	1,314	-
	$6,527	$6,825	$5,512	$1,314	$-

At August 31, 2017

		Contractual cash flows
(in ’000s of dollars)	Carrying amount	Total	1 year or less	2 - 5 years	More than 5 years
Accounts payable	$1,121	$1,121	$1,121	$-	$-
Accrued liabilities	1,980	1,980	1,980	-	-
Convertible debenture	509	600	21	579	-
Long-term debt	1,876	2,072	1,278	794	-
	$5,486	$5,773	$4,400	$1,373	$-

PETROTEQ ENERGY INC.

Notes to the Condensed Consolidated Interim Financial Statements

May 31, 2018 and 2017

Expressed in US dollars

24.	EVENTS AFTER THE REPORTING DATE

Events after the reporting date not otherwise separately disclosed in these consolidated financial statements are:

(a)	Common shares

Subsequent to May 31, 2018, the Chair of the Board converted a total of $1,175,424 of loans and amounts owing to him into 1,992,244 shares of common stock at a conversion price of $0.59 per share.

On June 11, 2018, several convertible debenture holders converted a total of $2,502,020 into shares of common stock at a conversion price of $0.59 per common share.

Subsequent to May 31, 2018 up to June 28, 2018, in terms of various subscription agreements entered into with third parties, the Company had received an additional $232,000 in subscription receipts.

On July 26, 2018, the Company announced the issuance of an aggregate of 2,765,115 common shares, and 1,232,150 common share purchase warrants, to 15 arm’s length parties, for gross proceeds of an aggregate US$1,832,600. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of US$1.50 per common share for 24 months from the date of issuance. The net proceeds will be used by the Company for use on its extraction technology in Asphalt Ridge, Utah, and for working capital.

(b)	Warrants

On June 1, 2018, warrants over 517,241 shares were exercised by Alpha Capital Anstalt for gross proceeds of $162,931.